Form 20-F
period 2024-12-31
Zhengye Biotechnology Holding Ltd
filed 2025-07-03
CIK 1975641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from     to

Commission file number: 001-42450

Zhengye Biotechnology Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive offices)

Songlin Song, Chief Executive Officer

Telephone: +86-0432-63047008

Email: zhengyebiological@163.com

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ZYBT	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 45,666,376 ordinary shares, par value $0.000025 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“Cayman Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“GMP” are to Good Manufacturing Practice;

●	“GSP” are to Good Supplying Practice;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“ODI filings” are to the formalities and filings of overseas direct investment of Chinese enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Zhengye Cayman, par value $0.000025 per share; and

●	“$,” “USD,” “US$,” or “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

iii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

In this annual report, unless otherwise stated, the terms “we,” “us,” “our,” “Zhengye Cayman,” “our Company,” and the “Company” refer to Zhengye Biotechnology Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and not a Chinese operating company or Hong Kong operating company. As a holding company with no material operations of its own, Zhengye Cayman conducts its operations through its principal subsidiary incorporated in China. The operations of the PRC subsidiaries could affect other parts of our business.

Investors in our Ordinary Shares should be aware that they will not directly hold equity interests in the PRC subsidiaries but rather are purchasing equity solely in Zhengye Biotechnology Holding Limited, a Cayman Islands holding company, which indirectly owns a majority of the equity interests in such PRC subsidiaries. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” We do not currently use a variable interest entity (“VIE”) structure.

In addition, Zhengye Cayman is an exempted company incorporated in the Cayman Islands and not a Chinese or Hong Kong operating company. As a holding company with no material operations of its own, Zhengye Cayman conducts its operations through its principal subsidiary incorporated in China;, therefore, we and the PRC subsidiaries are subject to legal and operational risks associated with being based in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in the PRC subsidiaries’ operations and/or cause the value of our Ordinary Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors.

We are subject to certain legal and operational risks associated with being based in and having substantially all of the Company’s operations in China. These risks may result in material changes in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor the operating entity have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022. As confirmed by our PRC counsel, Guantao Law Firm Hangzhou Office (“Guantao”), we do not expect to become subject to cybersecurity review by the CAC for our Ordinary Shares, given that: (i) the data the operating entity handles in its business operations, either by its nature or in scale, do not trigger significant concerns over PRC national security; and (ii) neither we nor the operating entity have processed, or anticipate to process in the foreseeable future, personal information of more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on the operating entity’s business is immaterial as of the date of this annual report. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation to, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that the operating entity’s business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection, and information security. If the operating entity is subject to cybersecurity review and network data security review in the future, the operating entity must apply for a review conducted by the Cybersecurity Review Office of the PRC, which ranges from 30 to 90 working days. During such review, the operating entity may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless. If the Office of Cybersecurity Review determines that our or the operating entity’s business or operations involve national security during its review, we and the operating entity may probably be banned from accepting foreign investments or listing on a Unites States or other foreign exchange. Furthermore, according to the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”), which took effect on August 1, 2008, where the concentration of business operators reaches the filing threshold stipulated by the State Council of the People’s Republic of China (the “State Council”), business operators shall file a declaration with the State Administration for Market Regulation (the “SAMR”), and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. We currently are not subject to the Anti-Monopoly Law because we don’t reach the filing threshold stipulated by the State Council. If we will be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing, which ranges from 30 to 150 days. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which will also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. If the SAMR determines that our or the operating entity’s business or operations involve national security, we and the operating entity may probably be banned from accepting foreign investments or listing on a Unites States or other foreign exchange. We believe that, based on the advice of Guantao, as of the date of this annual report, neither we nor the operating entity are subject to the Cybersecurity Review Measures or the Anti-Monopoly Law, because we and the operating entity fall below the review threshold stipulated by the CAC and the filing threshold stipulated by the State Council, and therefore, these laws do not have adverse impact on our ability to accept foreign investments or list on a Unites States or other foreign exchange. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC subsidiaries’ business, operating results and reputation, as well as the trading price of our Ordinary Shares and the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange. See “Risk Factors — Risks Relating to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” and “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. Based on the foregoing, our PRC counsel is of the view that we are required to complete the filing procedures with the CSRC in connection with the offering and listing. Any failure by us to comply with such filing requirements may result in orders to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. We have filed with the CSRC the filing documents and completed the filing on January 8, 2024. Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, therefore, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in Chinese mainland. Where such documents need to be transferred or transmitted to outside Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. We believe that our securities offerings do not involve leaking any state secret and working secret of government agencies or harming national security and public interest. However, we may be required to perform additional procedures in connection with the provision of accounting archives in accordance with the Confidentiality and Archives Administration Provisions. The specific requirements of the relevant procedures are currently unclear, and we cannot be certain whether we will be able to perform the relevant procedures.

As of the date of this annual report, except for the Supplementary Material Request issued by the CSRC regarding our planned overseas listing on September 26, 2023, to which we responded by submitting supplementary materials on October 16, 2023, we and the operating entity have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the operating entity, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, or our subsidiaries, or the operating entity to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990, and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future and thus we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, our Hong Kong subsidiary, Peg Biotechnology, may become subject to PRC laws or authorities. As a result, our Hong Kong subsidiary could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the “HFCA Act,” if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changed by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before investing in our securities. Below is a summary of the principal risks we face. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC”)

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entity’s business and operations;

●	uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us;

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	given the Chinese government’s significant oversight and discretion over the conduct of business of the operating entity, the Chinese government may intervene or influence its operations at any time, which could result in a material change in the operations of the operating entity and/or the value of our Ordinary Shares;

●	any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entity or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the operating entity, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering;

●	the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us and the operating entity to additional compliance requirements in the future;

●	recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings;

●	to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entities, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the operating entity by the PRC government to transfer cash or assets;

●	increases in labor costs in the PRC may adversely affect the operating entity’s business and profitability;

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us;

●	PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business;

●	fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	we face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies;

●	the PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business;

●	governmental control of currency conversion may affect the value of your investment and our payment of dividends;

●	there are significant uncertainties under the EIT Law, relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits;

●	if we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	the M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China; and

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

●	The current tension in international trade, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry”)

Risks and uncertainties related to our business include, but are not limited to, the following:

●	the operating entity operates in a highly-competitive market and our failure to compete effectively could adversely affect its results of operations;

●	perceived adverse effects on human health linked to the consumption of food derived from animals that utilize the operating entity’s products could cause a decline in the sales of such products;

●	increased regulation relating to the raising, processing or consumption of food-producing animals could reduce demand for the operating entity’s livestock products;

●	the operating entity’s business is subject to risk based on customer exposure to rising costs and reduced customer income;

●	the operating entity may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances or divest businesses;

●	the operating entity’s research and development, acquisition and licensing efforts may fail to generate new products and brand life-cycle developments;

●	advances in veterinary medical practices and animal health technologies could negatively affect the market for the operating entity’s products;

●	the operating entity’s research and development relies on evaluations in animals;

●	manufacturing problems may cause product launch delays, inventory shortages, recalls or unanticipated costs;

●	the operating entity may fail to detect or cure defects of its products;

●	the misuse or off-label use of the operating entity’s products may harm the operating entity’s reputation or result in financial or other damages;

●	We derive a significant portion of our revenue from swine vaccines and any reduction in demand of swine vaccines could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects;

●	animal health products are subject to unanticipated safety or efficacy concerns, which may harm the operating entity’s reputation;

●	operating entity’s historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date;

●	the operating entity’s business is subject to inherent risks relating to product liability;

●	the operating entity’s business will be materially and adversely affected if its collaborative partners, licensees and other third parties over whom the operating entity is very dependent fail to perform as expected;

●	the operating entity’s business requires a number of permits and licenses. We cannot assure you that the operating entity can maintain all required licenses, permits and certifications to carry on its business at all times;

●	the operating entity’s ability to generate more revenue would be adversely affected if it needs more clinical trials or take more time to complete its clinical trials than it has planned;

●	if we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan;

●	if the operating entity is unable to obtain the regulatory approvals or clearances that are necessary to commercialize its products, we will have less revenue than expected;

●	The operating entity sources its raw materials used for manufacturing from a limited number of suppliers. If it loses one or more of the suppliers, its operation may be disrupted, and both the operating entity’s and our results of operations may be adversely and materially impacted;

●	high customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations;

●	damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects;

●	if the operating entity cannot successfully protect its intellectual property and exclusive rights, our brand and business would suffer;

●	the operating entity may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

●	we are subject to legal and regulatory proceedings from time to time in the ordinary course of our business; and

●	we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

Risks Relating to our Ordinary Shares and the Trading Market (for a more detailed discussion, see “Risk Factors — Risks Relating to our Ordinary Shares and the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Ordinary Shares and the trading market, including, but not limited to, the following:

●	An active trading market for our Ordinary Shares may not develop or sustain, and the trading price for our Ordinary Shares may fluctuate significantly;

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected;

●	we incurred substantial increased costs being a public company;

●	substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline;

●	we currently do not intend to pay dividends on our Ordinary Shares in the foreseeable future;

●	if securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline;

●	the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price;

●	our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares;

●	if we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer;

●	because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer; and

●	if we cannot continue to satisfy the listing requirements and other rules of the Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Risks Relating to Doing Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entity’s business and operations.

Substantially all of the operating entity’s assets and our operations are currently located in China. Accordingly, the operating entity’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the Chinese economy and industrial policies still have significant differences compared to those of developed countries, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the operating entity’s business and operating results, reduce demand for its products, and weaken its competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the operating entity. For example, the operating entity’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the operating entity’s business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Hainan Senhan and the operating entity are subject to various PRC laws and regulations generally applicable to companies in China. Although the PRC legal system is evolving rapidly, its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations, and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since the PRC legal system is based on written statutes and legal interpretations by the Standing Committee of the National People’s Congress, and the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, except for one director, Mrs. Wenhua Sun, who is a resident of the U.S., the rest of our directors and all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. Pursuant to the Overseas Listing Trial Measures, if an overseas securities regulatory authority investigates and collects evidence on domestic enterprises’ overseas listing, as well as related activities, and requests assistance from the CSRC according to the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance in accordance with the law. When domestic enterprises and individuals provide relevant documents and materials as required by the investigation and evidence collection of the overseas securities regulatory authorities, they should do so with the consent of the CSRC and the relevant competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 and the Overseas Listing Trial Measures have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of the business of the operating entity, the Chinese government may intervene or influence its operations at any time, which could result in a material change in the operations of the operating entity and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of the operating entity and may intervene or influence its operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of the operating entity and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries, such as education and internet, we cannot rule out the possibility that it will in the future release regulations or policies regarding the veterinary vaccine industry that could adversely affect the business, financial condition, and results of operations of the operating entity. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, the operating entity may incur increased compliance costs or become subject to additional restrictions in its operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on their business operations of the operating entity, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entity or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the operating entity, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the operating entity to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for the operating entity to ensure its compliance with such regulations or interpretations. As such, the operating entity may be subject to various government and regulatory interference in the provinces in which it operates in China. It could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. It may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the operating entity at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the operating entity, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security could adversely impact our business and our securities offerings.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On September 28, 2024, the CAC adopted the Network Data Security Management Regulations, which became effective on January 1, 2025 and impose enhanced compliance obligations on data processors in China, including those that are listed overseas or handle large volumes of personal or important data. These regulations require data processors with over one million users to undergo a cybersecurity review prior to an overseas listing and mandate annual data security self-assessments, which must be submitted to the CAC by January 31 of each year. Companies handling important data or national core data must also comply with stricter data classification, protection, and cross-border transfer approval requirements. Non-compliance may result in fines, operational restrictions, revocation of licenses, or limitations on overseas listings.

As of the date of this annual report, neither we nor the operating entity have received any notice from any authorities identifying our PRC subsidiaries as CIIOs or requiring us or the operating entity to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Guantao, neither the operations of the operating entity, nor our Ordinary Shares are expected to be affected, and that we and the operating entity are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Network Data Security Management Regulations, if it is enacted as proposed, given that neither we nor the operating entity is a CIIO or online platform operator with personal information of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Network Data Security Management Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that the operating entity will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entity may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us and the operating entity to additional compliance requirements in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information Among other provisions, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. We are required to complete the filing procedures with the CSRC in connection with the offering and listing. Moreover, we could be subject to the filing requirement for future share offerings, major changes in our company, and other scenarios as required under the Overseas Listing Trial Measures. See “Item 4. Information on the Company – B. Business Overview — Regulations — Regulations Relating to Overseas Listings.” The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As the Opinions and the Overseas Listing Trial Measures were recently issued, their official guidance and interpretation and remain unclear in several respects at this time. Therefore, we cannot assure you that we and the operating entity will remain fully compliant with all new regulatory requirements of the Opinions or the Overseas Listing Trial Measures or any future implementation rules on a timely basis, or at all.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. However, the recent developments would add uncertainties to our Ordinary Shares and we cannot assure you whether the national securities exchange we apply to for Ordinary Shares or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

On June 22, 2021, the U.S. Senate passed the AHFCAA, and on December 29, 2022, legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the operating entity by the PRC government to transfer cash or assets.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on receipt of funds from our Hong Kong subsidiary. Peg Biotechnology will rely on payments made from the operating entity to Hainan Senhan. If Jilin Zhengye incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “— Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our PRC subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets.

As a result of the above, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the operating entity by the competent government to the transfer of cash or assets.

Increases in labor costs in the PRC may adversely affect the operating entity’s business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the operating entity’s employees has also increased in recent years. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless the operating entity is able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, the operating entity has been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the operating entity decides to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the operating entity’s employment practices do not and will not violate labor-related laws and regulations in China, which may subject the operating entity to labor disputes or government investigations. If the operating entity is deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

The Company has used its best efforts to request PRC residents who the Company knows hold direct or indirect interest in the Company to make the necessary applications, filings, and registrations as required under SAFE Circular 37. As of the date of this annual report, one of our current shareholders who is subject to SAFE Circular 37 or SAFE Circular 13 has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, while the other has not yet completed the registration.

Furthermore, according to the Administrative Measures on Overseas Investments adopted by the Ministry of Commerce (the “MOFCOM”) and the Measures for the Administration of Overseas Investment of Enterprises (the “Enterprise Overseas Investment Measures”) adopted by the National Development and Reform Commission (the “NDRC”), a PRC enterprise that intends to make overseas investments is required to obtain approvals from provincial commerce authorities and NDRC’s local branches or to make filings with such authorities, depending on the type and the region of their investments. As confirmed by our PRC counsel, our PRC enterprise shareholders are required to file with such provincial commerce authorities and NDRC’s local branches. In addition, according to the SAFE Circular 13 adopted by SAFE, our PRC enterprise shareholders are obliged to register with qualified banks when they make overseas investments or financings. Generally, for an overseas direct investment, the fillings with the qualified bank at the request of SAFE, the fillings with the provincial commerce authorities, and the filling with the NDRC or its local branches are collectively referred to as the “ODI fillings.” Pursuant to the aforementioned laws and regulations, if a PRC enterprise makes such overseas direct investments without obtaining all of the ODI filings, the relevant approval or filing authority has the authority to take corrective measures, such as ordering such enterprise to suspend or cease the implementation of the projects, issuing warnings, or imposing other penalties.

As of the date of this annual report, the Company believes that its current shareholders who are subject to the Administrative Measures on Overseas Investments, Enterprise Overseas Investment Measures, and other related laws and regulations have completed the ODI filings as required by the aforementioned regulations.

Under relevant laws and regulations regarding the ODI fillings, following the submission or approval of filings with the MOFCOM or provincial commerce authorities, the filing entity is required to file for modifications with the MOFCOM or the provincial commerce authorities that processed its original filing or approval, should there be any changes to the overseas direct investments provided in initial filing materials or the original certificates of overseas investments of enterprises. Likewise, for an overseas direct investment project that has been approved and filed with the NDRC, the investor shall file an application for modifications to the relevant authority in advance of certain circumstances, such as changes to the number of investors, project activities, or project scale.

Although it is our understanding that all of our current PRC enterprise shareholders who are subject to the Administrative Measures on Overseas Investments, Enterprise Overseas Investment Measures, and other related laws and regulations have completed the required the ODI filings, we have no control over whether any of our future beneficial owners would complete such ODI filings. Furthermore, we cannot guarantee that all of our enterprise shareholders will renew their ODI fillings on a timely basis when required by law, and we cannot assure you that our shareholders’ applications for renewal will be approved. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners, including PRC residents and enterprises, will comply with our request to make or obtain any applicable registrations or filings, or continue to comply with all registration and filing procedures set forth in the ODI filings. Such failure or inability of our PRC resident beneficial owners to comply with the ODI filings may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange- dominated loans from us, or prevent us from making distributions or pay dividends, which will materially and adversely affect our business operations and our ability to distribute profits to you.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting our operations in China through PRC subsidiaries, to which we can make loans and make additional capital contributions. Most of these loans or contributions are subject to PRC regulations and approvals or registration. For example, any loans to the PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Furthermore, loans made by us to the PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to the operating entity up to the larger amount of (i) the balance between the registered total investment amount and registered capital of these entities, or (ii) twice the amount of the net assets of these entities calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to the PRC subsidiaries, or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission (the “NDRC”). We may also decide to finance the PRC subsidiaries by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation (the “SAMR”) or its local branch, reporting of foreign investment information with the Ministry of Commerce of the PRC (the “MOFCOM”), or registration with other governmental authorities in China.

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to the PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing Special Administrative Measures for Access of Foreign Investments (2021 Edition), or the Negative List (2021),” and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to the PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to the PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in the PRC through the operating entity, and its books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC subsidiaries’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Zhengye Cayman is within the territory of China, Zhengye Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this annual report, Zhengye Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: (i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; (ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; and (iii) the percentages in bullet points (i) and (ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, the PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are an exempted company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from the PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit the PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of the PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially most of our revenue in RMB. Under our current corporate structure, Zhengye Cayman may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Hainan Senhan is wholly owned by Peg Biotechnology. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Hainan Senhan to our Hong Kong subsidiary, Peg Biotechnology, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially most of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make the merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that the operating entity’s business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that the PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. The PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in the operating entity’s operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We indirectly hold the equity of the operating entity through Hainan Senhan, and thus the operating entity is directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List (2021), which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List (2021). As the boundaries stipulated in the Negative List (2021) are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this annual report, the business operated by the operating entity has not been included in the Negative List (2021), but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the list from time to time; although the scope of the Negative List (2021) is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of the operating entity is deemed as a restricted or prohibited business based on the Negative List (2021), our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect the operating entity’s operations and the value of the securities we are registering for sale.

If any PRC residents intend to directly or indirectly invest in us, they are required to perform foreign exchange registration and ODI fillings in accordance with the requirements of the Chinese government, see “— PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” If any of our PRC resident shareholders did not take relevant actions in accordance with the requirements of the Chinese government, our company structure may be disallowed by the Chinese governments. As of this annual report, it is our understanding that all of our current PRC resident shareholders have completed the required foreign exchange registration and ODI filings, except that one of our current shareholders who is subject to SAFE Circular 37 has not yet completed the registration.

If any of our shareholders who is a PRC resident or enterprise fails to fulfill the required foreign exchange registration or ODI filings, it will be deemed illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own our equity, the operating entity may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to the operating entity, which may adversely affect the operating entity’s operations and our values of the securities we are registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or the operating entity with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in the operating entity’s operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.

The current tension in international trade, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we implement plans to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the veterinary vaccine industry in China is uncertain, the negative impacts on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Relating to Our Business and Industry

The operating entity operates in a highly-competitive market and its failure to compete effectively could adversely affect its results of operations.

The veterinary vaccine industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. The operating entity competes or plans to compete with manufacturers of veterinary vaccines. See “Business — Competition.” Some of its competitors and potential competitors have greater product development capabilities and financial, scientific, marketing, and human resources than we do. Technological competition from biopharmaceutical companies and biotechnology companies is intense and is expected to increase. Other companies have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired curative effect than products we are developing. Alternative products may be developed that are more effective, work faster, and are less costly than our products. Competitors may succeed in developing products earlier than us, obtaining approvals and clearances for such products more rapidly than the operating entity, or developing products that are more effective than its. In addition, other forms of treatment may be competitive with its products. Over time, its technology or products may become obsolete or uncompetitive.

Perceived adverse effects on human health linked to the consumption of food derived from animals that utilize the operating entity’s products could cause a decline in the sales of such products.

The operating entity’s livestock business depends heavily on a healthy and growing livestock industry. If the public perceives a risk to human health from the consumption of the food-producing animals that utilize the operating entity’s products, there may be a decline in the production of such food products and, in return, demand for the operating entity’s products. For example, livestock producers may experience decreased demand for their products or reputational harm as a result of evolving consumer views of animal rights, nutrition and health-related or other concerns. Any reputational harm to the livestock industry may also extend to companies in related industries, including the operating entity and thus, our company. Adverse consumer views related to the use of one or more of the operating entity’s products in livestock also may result in a decrease in the use of such products and could have a material adverse effect on both the operating entity’s and our operating results and financial condition.

Increased regulation relating to the raising, processing or consumption of food-producing animals could reduce demand for the operating entity’s livestock products.

Companies in the livestock industries are subject to extensive and increasingly stringent regulations. If livestock producers are adversely affected by new regulations or changes to existing regulations, they may reduce herd sizes or become less profitable and, as a result, they may reduce their use of the operating entity’s products, which may materially adversely affect both the operating entity’s and our operating results and financial condition. Furthermore, adverse regulations related, directly or indirectly, to the use of one or more of the operating entity’s products may injure livestock producers’ market position. More stringent regulation of the livestock industry or the operating entity’s products could have a material adverse effect on both the operating entity’s and our operating results and financial condition.

The operating entity’s business is subject to risk based on customer exposure to rising costs and reduced customer income.

Feed, fuel and transportation and other key costs for livestock producers may increase or animal protein prices or sales may decrease. Either of these trends could cause deterioration in the financial condition of the operating entity’s livestock product customers, potentially inhibiting their ability to purchase the operating entity’s products or pay it for products delivered. The operating entity’s livestock product customers may offset rising costs by reducing spending on the operating entity’s products, including by switching to lower-cost alternatives to the operating entity’s products, which could have a material adverse effect on both the operating entity’s and our operating results and financial condition.

The operating entity may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances or divest businesses.

The operating entity may pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures of some of its businesses as part of the business strategy. The operating entity may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, it may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realizing the expected benefits. Even if it is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. It may be unable to integrate acquisitions successfully into its existing business, and it may be unable to achieve expected gross margin improvements or efficiencies. It also could incur or assume significant debt and unknown or contingent liabilities. Its reported results of operations could be negatively affected by acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. It may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licenses or other alliances, including claims from terminated employees, customers or third parties, and it may be liable for future or existing litigation and claims related to the acquired business, disposition, license or other alliance because either it is not indemnified for such claims or the indemnification is insufficient. These effects could cause it to incur significant expenses and could materially adversely affect both its and our operating results and financial condition.

The operating entity’s research and development, acquisition and licensing efforts may fail to generate new products and brand life-cycle developments.

Our future success depends on both the existing product portfolio and the pipeline of new products, including new products that the operating entity may develop and products that it is able to obtain through license or acquisition. The operating entity commits substantial effort, funds and other resources to research and development, both through its own dedicated resources and through collaborations with third parties.

The operating entity may be unable to determine with accuracy when or whether any of its products now under development will be approved or launched, or it may be unable to develop, license or otherwise acquire product candidates or products. In addition, it cannot predict whether any products, once launched, will be commercially successful or will achieve sales and revenue that are consistent with its expectations. Furthermore, the timing and cost of its research and development may increase, making the research and development less predictable. For example, changes in regulations applicable to animal health industry may make it more time-consuming and/or costly to research, test and develop products.

The operating entity expects to enter into collaboration or licensing arrangements with third parties to provide it with access to certain technology for purposes of its business. Such agreements are typically complex and require time to negotiate and implement. If it enters into these arrangements, it may not be able to maintain these relationships or establish new ones in the future on acceptable terms or at all. In addition, any collaboration that it enters into may not be successful, and the success may depend on the efforts and actions of its collaborators, which it may not be able to control. If it is unable to access to certain technology to conduct research and development on cost-effective terms, its ability to develop new products could be limited. As a result, both the operating entity’s and our operating results and financial condition could be materially and adversely affected.

Advances in veterinary medical practices and animal health technologies could negatively affect the market for the operating entity’s products.

The market for the operating entity’s products could be impacted negatively by the introduction and/or broad market acceptance of newly-developed or alternative products that address the diseases and conditions for which it sells products, including “green” or “holistic” health products or specially bred disease-resistant animals. In addition, technological breakthroughs by others may obviate the operating entity’s technology and reduce or eliminate the market for the operating entity’s products. Introduction or acceptance of such products or technologies could materially adversely affect both the operating entity’s and our operating results and financial condition.

The operating entity’s research and development relies on evaluations in animals.

As a veterinary vaccines business, the evaluation of the operating entity existing and new products in animals is required to register its products. Animal testing in certain industries has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, the operating entity’s research and development, and by extension its and our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about the operating entity or the veterinary vaccines industry could harm the operating entity’s reputation.

Manufacturing problems may cause product launch delays, inventory shortages, recalls or unanticipated costs.

Minor deviations in the manufacturing processes, such as temperature excursions or improper package sealing, could result in delays, inventory shortages, unanticipated costs, product recalls, product liability and/or regulatory action. In addition, a number of factors could cause production interruptions, including:

●	the failure of the operating entity or any of its vendors or suppliers to comply with applicable regulations and quality assurance guidelines;

●	construction delays;

●	equipment malfunctions;

●	shortages of materials;

●	labor problems;

●	natural disasters;

●	power outages;

●	terrorist activities;

●	changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations; and

●	the outbreak of any highly contagious diseases near the production sites.

These interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or issues with the operating entity’s agreements under which it supplies third parties, which may adversely affect both the operating entity’s and our operating results.

The operating entity may fail to detect or cure defects of its products.

Despite the quality control management system, the operating entity cannot eliminate the risks of errors, defects, or failures. The operating entity may fail to detect or cure defects as a result of a number of factors, many of which are outside its control, including:

●	technical or mechanical malfunctions in the production process;

●	human error or malfeasance by quality control personnel;

●	tampering by third parties; and

●	defective raw materials or equipment.

Failure to detect quality defects in the products could result in animal illness, customer dissatisfaction, or other problems that could harm the operating entity’s reputation and business, expose it to liability, and adversely affect its revenue and profitability. Relevant PRC laws and regulations were formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, protect consumers and maintain social and economic order. Products offered for sale in China must meet the relevant quality and safety standards. Violations of state or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension, or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products. As a result, it could materially adversely affect both the operating entity’s and our operating results and financial condition.

The misuse or off-label use of the operating entity’s products may harm the operating entity’s reputation or result in financial or other damages.

The operating entity’s products have been approved for use under specific circumstances for the treatment of certain diseases and conditions in specific species. There may be increased risk of product liability if veterinarians, livestock producers, pet owners or others attempt to use the products off-label, including the use of the products in species for which they have not been approved. Furthermore, the use of the operating entity’s products for indications other than those indications for which its products have been approved may not be effective, which could harm the operating entity’s reputation and lead to an increased risk of litigation. If the operating entity is deemed by a governmental or regulatory agency to have engaged in the promotion of any of its products for off-label use, such agency could request that it modifies its training or promotional materials and practices and it could be subject to significant fines and penalties, and the imposition of these sanctions could also affect its reputation and position within the industry. Any of these events could materially adversely affect both the operating entity’s and our operating results and financial condition.

We derive a significant portion of our revenue from swine vaccines and any reduction in demand of swine vaccines could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects.

We derive a significant portion of our revenue from the sale of swine vaccines. For the fiscal years ended December 31, 2024, 2023 and 2022, our revenue from the sale of swine vaccines amounted to approximately RMB157.8 million (US$21.6 million), RMB188.9 million, and RMB235.6 million or approximately 84.7%, 89.3%, and 90.5% of our revenue, respectively. For details on the swine vaccines sold by our Company, please see the section entitled “Business — Products.” Consequently, any reduction in demand of swine vaccines could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Animal health products are subject to unanticipated safety or efficacy concerns, which may harm the operating entity’s reputation.

Unanticipated safety or efficacy concerns can arise with respect to animal health products, whether or not scientifically or clinically supported, leading to product recalls, withdrawals or suspended or declining sales, as well as product liability, and other claims. In addition, the operating entity depends on positive perceptions of the safety and quality of its products, and animal health products generally, by its customers, veterinarians and end-users, and such concerns may harm its reputation. These concerns and the related harm to its reputation could materially adversely affect the operating entity’s and our operating results and financial condition, regardless of whether such reports are accurate.

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

We have grown rapidly over the last few years. Our revenue decreased from RMB260.3 million in the fiscal year ended December 31, 2022 to RMB211.7 million for the fiscal year ended December 31, 2023. Our revenue decreased from RMB211.7 million in the fiscal year ended December 31, 2023 to RMB186.4 million (US$25.5 million) for the fiscal year ended December 31, 2024. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow or become negative, and revenue may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies, or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

The operating entity’s business is subject to inherent risks relating to product liability.

At present, the veterinary vaccines produced by the operating entity cover animals such as pigs, chickens, ducks, cattle, sheep, dogs. The quality of the veterinary vaccines is directly related to the prevention effect of animal epidemics. If the operating entity’s vaccine products do not meet the quality standard, it will not only fail to achieve the immune effect and cause disease transmission but also may produce serious immune side effects, leading to the death of animals and causing economic losses to farmers, which will adversely affect its brand, reputation, and market influence of the enterprise, and the operating entity will have to pay a certain fee.

In addition, the operating entity may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale, or use. These risks are inherent in the development of veterinary vaccines and bio-pharmaceutical products. The operating entity currently does not have sufficient product liability insurance. If it cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that it develops may be prevented or inhibited. If the operating entity is sued for any injury caused by its products, its liability could exceed its total assets, which could materially harm its business, financial condition and results of operations.

The operating entity’s business will be materially and adversely affected if its collaborative partners, licensees and other third parties over whom the operating entity is very dependent fail to perform as expected.

Due to the complexity of the process of developing bio-pharmaceuticals, the operating entity’s core business depends on arrangements with bio-pharmaceutical institutes, corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, technology rights, manufacturing, marketing and commercialization of our products. The operating entity has various research collaborations and outsource other business functions. The operating entity’s license agreements could obligate it to diligently bring potential products to market, make substantial milestone payments and royalties and incur the costs of filing and prosecuting patent applications. There are no assurances that the operating entity will be able to establish or maintain collaborations that are important to its business on favorable terms, or at all. The operating entity could enter into collaborative arrangements for the development of particular products that may lead to its relinquishing some or all rights to the related technology or products. A number of risks arise from the operating entity’s dependence on collaborative agreements with third parties. Product development and commercialization efforts could be adversely affected if any collaborative partner (i) terminates or suspends its agreement or arrangement with the operating entity; (ii) causes delays; (iii) fails to timely develop or manufacture in adequate quantities a substance needed in order to conduct clinical trials; (iv) fails to adequately perform clinical trials; (v) determines not to develop, manufacture or commercialize a product to which it has rights; or (vi) otherwise fails to meet its contractual obligations. In addition, the operating entity’s collaborative partners could pursue other technologies or develop alternative products that could compete with the products the operating entity is developing.

The operating entity’s business requires a number of permits and licenses. We cannot assure you that the operating entity can maintain all required licenses, permits and certifications to carry on its business at all times.

Before the operating entity’s products can be profitable, they must be produced in commercial quantities in a cost-effective manufacturing process that complies with regulatory requirements, such as China’s GMP, production and quality control regulations. If the operating entity cannot arrange for or maintain commercial-scale manufacturing on acceptable terms, or if there are delays or difficulties in the manufacturing process, the operating entity may not be able to conduct clinical trials, obtain regulatory approval or meet demand for its products.

The operating entity has obtained certificates, permits, and licenses required for the operation of a bio-pharmaceutical enterprise and the manufacturing of veterinary vaccines in the PRC. However, we cannot assure you that the operating entity can maintain all the other required licenses, permits and certifications to carry on its business at all times, and in the past from time to time the operating entity may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. The operating entity intends to apply for the renewal of these licenses, permits and certifications when required by then applicable laws and regulations. Any failure by the operating entity to obtain and maintain all licenses, permits and certifications necessary to carry on its business at any time could have a material adverse effect on its business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt the operating entity’s business and prevent it from continuing to carry on its business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess the operating entity’s business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of its business, may also decrease its revenue and/or increase its costs and materially reduce its profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring the operating entity to obtain any additional licenses, permits or certifications that were previously not required to operate its existing businesses, we cannot assure you that the operating entity will successfully obtain such licenses, permits or certifications.

The operating entity’s ability to generate more revenue would be adversely affected if it needs more clinical trials or take more time to complete its clinical trials than it has planned.

Clinical trials vary in design by factors including dosage, end points, length, and controls. The operating entity may need to conduct a series of trials to demonstrate the safety and efficacy of its products. The results of these trials may not demonstrate safety or efficacy sufficiently for regulatory authorities to approve its products. Further, the actual schedules for the operating entity’s clinical trials could vary dramatically from the forecasted schedules due to factors including changes in trial design, conflicts with the schedules of participating clinicians and clinical institutions, and changes affecting product supplies for clinical trials. Delays in or failure to commence or complete any planned clinical trials could delay the ultimate timelines for the operating entity’s product releases. Such delays could reduce investors’ confidence in the operating entity’s ability to develop products, likely causing the price of our Ordinary Shares to decrease.

If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.

Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management, research and development, marketing, and sales personnel. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. We may lose key personnel to other high technology companies, and many larger companies with significantly greater resources than us may aggressively recruit key personnel. As part of our strategy to attract and retain key personnel, we may offer equity compensation through grants of share options, restricted share awards or restricted share units. Potential employees, however, may not perceive our equity incentives as attractive enough. In addition, due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

If the operating entity is unable to obtain the regulatory approvals or clearances that are necessary to commercialize its products, we will have less revenue than expected.

China and other countries impose significant statutory and regulatory obligations upon the manufacture and sale of bio-pharmaceutical products. Each regulatory authority typically has a lengthy approval process in which it examines pre-clinical and clinical data and the facilities in which the product is manufactured. Regulatory submissions must meet complex criteria to demonstrate the safety and efficacy of the ultimate products. Addressing these criteria requires considerable data collection, verification and analysis. We may spend time and money preparing regulatory submissions or applications without assurances as to whether they will be approved on a timely basis or at all.

The operating entity’s product candidates, some of which are currently in the early stages of development, will require significant additional development and pre-clinical and clinical testing prior to their commercialization. These steps and the process of obtaining required approvals and clearances can be costly and time-consuming. If the operating entity’s potential products are not successfully developed, cannot be proven to be safe and effective through clinical trials, or do not receive applicable regulatory approvals and clearances, or if there are delays in the process, (i) the commercialization of the operating entity’s products could be adversely affected; (ii) any competitive advantages of the products could be diminished; and (iii) revenue or collaborative milestones from the products could be reduced or delayed.

Governmental and regulatory authorities may approve a product candidate for fewer indications or narrower circumstances than requested or may condition approval on the performance of post-marketing studies for a product candidate. Even if a product receives regulatory approval and clearance, it may later exhibit adverse side effects that limit or prevent its widespread use or that force us to withdraw the product from the market. Any marketed product and its manufacturer, including the operating entity, will continue to be subject to strict regulation after approval. Results of post-marketing programs may limit or expand the further marketing of products. Unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market and possible civil actions.

In manufacturing the operating entity’s products, the operating entity are required to comply with applicable GMP regulations, which include requirements relating to quality control and quality assurance, as well as the maintenance of records and documentation. If the operating entity cannot comply with regulatory requirements, including applicable GMP requirements, the operating entity may not be allowed to develop or market the product candidates. If the operating entity or its manufacturers fail to comply with applicable regulatory requirements at any stage during the regulatory process, the operating entity may be subject to sanctions, including fines, product recalls or seizures, injunctions, refusal of regulatory agencies to review pending market approval applications or supplements to approve applications, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications and criminal prosecution.

The operating entity sources its raw materials used for manufacturing from a limited number of suppliers. If it loses one or more of the suppliers, its operation may be disrupted, and both the operating entity’s and our results of operations may be adversely and materially impacted.

For the fiscal year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases. For the fiscal year ended December 31, 2023, there was no supplier accounted above 10% of the Company’s total purchases. For the fiscal year ended December 31, 2022, two of the operating entity’s suppliers accounted for 25.3% and 12.9% of the total purchases, respectively. If the operating entity loses suppliers and is unable to swiftly engage new suppliers, its operations may be disrupted or suspended, and it may not be able to deliver products to its customers on time. The operating entity may also have to pay a higher price to source from a different supplier on short notice. While the operating entity is actively searching for and negotiating with new suppliers, there is no guarantee that it will be able to locate appropriate new suppliers or supplier merger targets in its desired timeline. As such, both the operating entity’s and our results of operations may be adversely and materially impacted.

High customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations.

For the fiscal year ended December 31, 2024, one customer, Muyuan Foods Co., Ltd. (“MYF”) accounted for 44.6% of our total revenue. For the fiscal year ended December 31, 2023, two customers, MYF and Shuangbaotai (Group) Corporation Limited (“Shuangbaotai”), accounted for 52.1% and 15.0% of our total revenue, respectively. For the fiscal year ended December 31, 2022, MYF accounted for 74.5% of our total revenue. Although the operating entity continually seeks to diversify its customer base, we cannot assure you that the proportion of the revenue contribution from these customers to the operating entity’s total revenue will decrease in the near future. Dependence on these customers will expose the operating entity to the risks of substantial losses. Specifically, any one of the following events, among others, may cause material fluctuations or declines in the operating entity’s revenue and have a material and adverse effect on the operating entity’s business, and both its and our financial condition, and results of operations:

●	an overall decline in the business of these customers;

●	the decision by these customers to switch to the operating entity’s competitors;

●	the reduction in the prices of the operating entity’s products agreed by these customers; or

●	the failure or inability of any of these customers to make timely payment for the operating entity’s products.

If the operating entity fails to maintain relationships with these customers, and if it is unable to find replacement customers on commercially desirable terms or in a timely manner or at all, the operating entity business, both its and our financial condition and results of operations may be materially and adversely affected.

Fluctuations in market conditions and dynamics of demand and supply could have a material adverse effect on our business, financial condition, and results of operations.

Market volatility can lead to rapid changes in product pricing, availability of raw materials, and customer demand which could adversely impact our profitability. Additionally, unforeseen shifts in market preferences or the entry of new competitors could alter the supply and demand balance, affecting our sales and market share. Our business, financial condition, and results of operations could be materially and adversely affected by variations in market conditions as well as fluctuations in the demand and supply of our products.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

Maintaining and enhancing our brand is critical to expanding our base of customers. Our ability to maintain and enhance our brand depends largely on our ability to maintain customer confidence in our product and service offerings, including by providing after-sales services and technical guidance to customers. If customers do not have a satisfactory experience with our products or services, our customers may seek out alternatives from our competitors and may not return to us in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product quality, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our customer base and result in decreased total revenue which could adversely affect our business, financial condition and results of operations. Customer complaints or negative publicity about our marketplace, products, delivery times, company practices, employees, customer data handling and security practices or customer support, especially on social media websites and in our marketplace, could rapidly and severely diminish our customers’ confidence in us and result in harm to our brands.

If the operating entity cannot successfully protect its intellectual property and exclusive rights, our brand and business would suffer.

The operating entity relies on a combination of trademark, copyright, domain name and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect its intellectual property rights and other exclusive rights. The operating entity also enters into agreements containing confidentiality obligations with its employees and any third parties who may access its proprietary technology and information, and the operating entity rigorously controls access to its proprietary technology and information.

Nevertheless, we cannot guarantee that the operating entity can successfully protect its intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by its counterparties. For example, there could be other competitors imitating or copying the operating entity’s self-developed products without the operating entity’s prior consent, which may harm its reputation and operations. Furthermore, a third-party may take advantage of the “first-to-file” trademark registration system in China to register the operating entity’s brands in bad faith, which will cause the operating entity to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to the operating entity for any such breach. Accordingly, the operating entity may not be able to effectively protect its intellectual property rights and exclusive rights or to enforce its contractual rights in China or elsewhere. Moreover, although the operating entity sells its products outside of the PRC, it does not have any intellectual property protection in those foreign countries. Failure to protect its intellectual properties in these countries could have a material adverse effect on both our and the operating entity’s business, financial condition and results of operations.

In addition, policing any unauthorized use of the operating entity’s intellectual property and exclusive rights is difficult, time-consuming and costly. The precaution steps the operating entity has taken for protecting our rights may be inadequate. In the event that the operating entity resorts to litigation to enforce its intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of the operating entity’s managerial and financial resources. We can provide no assurance that the operating entity will prevail in such litigation or that the operating entity would be able to halt any unauthorized use of its intellectual property and exclusive rights. In addition, the operating entity’s trade secrets may be leaked to, or be independently discovered by, its competitors. Any failure in protecting or enforcing the operating entity’s intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

The operating entity may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties.

We cannot assure you that the operating entity’s product design, offerings, or technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. For example, the design of third-party products and the operating entity’s products may be similar and result in intellectual property disputes. Nor can we assure you that the operating entity’s use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against the operating entity, the operating entity may be forced to divert management’s time and other resources from its business and operations to defend against these claims. The operating entity may also be prohibited from using such intellectual property or relevant content. As a result, the operating entity may incur licensing or usage fees, develop alternatives of its own, or even need to pay damages, legal fees and other costs. Even if such assertions against the operating entity are unsuccessful, they may cause the operating entity to lose existing and future business and incur reputational harm and substantial legal fees. As a result, our reputation may be harmed, and our business and financial performance may be materially and adversely affected.

We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, the quality of our services, and other dissatisfaction. We might also be involved in governmental investigations for content posted on our websites or other aspect of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We are facilitating overseas business development. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure you that our policies and procedures will protect us from all potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Risks Relating to our Ordinary Shares and the Trading Market

An active trading market for our Ordinary Shares may not develop or sustain, and the trading price for our Ordinary Shares may fluctuate significantly.

No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, the market price and liquidity of our Ordinary Shares may be materially and adversely affected, and holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. There can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We incurred substantial increased costs as a result of being a public company.

After we became a public company, we have incurred significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay dividends in the foreseeable future.

During the fiscal years ended December 31, 2024, 2023 and 2022, our declared dividends amounted to RMB0.2 million (US$28,376), RMB55.1 million, and RMB17.7 million, respectively.

Except as disclosed above, we currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares was determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from the initial public offering to acquire vaccine production companies and conduct research and development (“R&D”) projects. Our management will have significant discretion as to the use of the net proceeds to us from the securities offerings and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer upon the completion of the initial public offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer immediately following the completion of the initial public offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We list our Ordinary Shares on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Companies Act and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our articles of association have provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements. Subject to the foregoing, our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow any one or more of our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote and present or by proxy, (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company throughout the meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a PFIC for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We believe we are not a PFIC for the current year. We will continue to make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — Material United States Federal Income Tax Consequences — PFIC Consequences.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

On May 18, 2004, Jilin Zhengye was established as a limited liability company organized under the laws of the PRC.

In connection with the initial public offering, we had undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	On March 24, 2023, Zhengye Cayman was incorporated as an exempted company with limited liability in the Cayman Islands;

●	On April 3, 2023, VVAX Skyline was incorporated in the BVI as a company with limited liability; it is a wholly owned subsidiary of Zhengye Cayman;

●	On April 18, 2023, Peg Biotechnology was incorporated in Hong Kong with as a company limited liability; it is a wholly owned subsidiary of VVAX Skyline;

●	On May 18, 2023, we repurchased 100% of the equity interests from our original shareholders and issued 10,000,000 Ordinary Shares to Securingium Holding Limited;

●	On May 22, 2023, Hainan Senhan was incorporated in the PRC with limited liability; it is a wholly owned subsidiary of Peg Biotechnology;

●	On May 22, 2023 and June 20, 2023, Hainan Senhan acquired an aggregate of 58.689% of the equity interests in Jilin Zhengye from its original shareholders;

●	On May 30, 2023, VVAX Skyline acquired 100% of the equity interests in Windsor Holdings from its original shareholders; and

●	On June 21, 2023, we issued 570,830 Ordinary Shares to VVAX Holdings Limited, 569,688 Ordinary Shares to Vanguards Skyline Holdings Limited, 259,465 Ordinary Shares to TLjinmao Limited, and 16,611 Ordinary Shares to XZjinyuan Limited.

Consequently, Zhengye Cayman, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

On March 20, 2024, VVAX Holdings Limited transferred 399,581 Ordinary Shares to Visuccess Holding Limited, leaving VVAX Holdings Limited with 171,249 Ordinary Shares.

On June 6, 2024, the directors and shareholders of the Company unanimously passed resolutions approving, among others things, the share subdivision, pursuant to which each of our issued and unissued ordinary shares, par value US$0.0001 per share, was subdivided into 4 ordinary shares, par value US$0.000025 per share, following which, the Company effectuated such 1:4 share subdivision, whereupon (1) the Company’s authorized share capital was changed from US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, to US$50,000 divided into 2,000,000,000 Ordinary Shares, par value $0.000025 per share; and (2) our issued share capital was changed from US$1,141.6594 divided into 11,416,594 ordinary shares, par value US$0.0001 per share, to US$1,141.6594 divided into 45,666,376 ordinary shares, par value US$0.000025 per share.

As a holding company, Zhengye Cayman has no material operations of its own and conducts its operations through Jilin Zhengye. See “Risk Factors — Risks Relating to Doing Business in China — Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in the operating entity’s operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

Completion of the Initial Public Offering (“IPO”)

In January 2025, we closed our IPO of 1,500,000 Ordinary Shares at the public offering price of $4.00 per share, and Kingswood Capital Partners, LLC, as the representative of the underwriters of the IPO, exercised its over-allotment option in full to purchase an additional 225,000 Ordinary Shares of the Company at a public offering price of $4.00 per share. Gross proceeds from the IPO totaled approximately US$6.9 million, before deducting underwriting discounts and other related expenses. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “ZYBT” on January 7, 2025.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Notes:
(i)	All percentages reflect the equity interests.
(1)	Represents 40,000,000 Ordinary Shares held by Securingium Holding Limited, a BVI company, which is (i) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han, and (ii) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, which acts as the trustee of Generations United Trust, as of the date of this annual report. The settlor, beneficiary, and protector of Generations United Trust is Zhenfa Han.
(2)	Represents 684,996 Ordinary Shares held by VVAX Holdings Limited, a BVI company, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han and 1% owned by Lihua Sun, as of the date of this annual report.

(3)	Represents 2,278,752 Ordinary Shares held by Vanguards Skyline Holdings Limited, a BVI company, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by Zhenfa Han. Changchun Feier Investment Center (Limited Partnership) is ultimately controlled by its managing partner, Zhenfa Han, as of the date of this annual report.
(4)	Represents 1,037,860 Ordinary Shares held by TLjinmao Limited, a BVI company, which is 100% owned by Nanjing Tailong Jinmao Pharmaceutical Industry Investment Enterprise (Limited Partnership), which is a private equity fund established and managed by Tibet Golden Investment Management Co., Ltd., as of the date of this annual report. Tibet Golden Investment Management Co., Ltd. is a Chinese private equity fund management company focusing on investment management and financial information consulting.
(5)	Represents 66,444 Ordinary Shares held by XZjinyuan Limited, a BVI company, which is 100% owned by Tibet Golden Investment Management Co., Ltd., which is a Chinese private equity fund management company focusing on investment management and financial information consulting, as of the date of this annual report.
(6)	Represents 1,598,324 Ordinary Shares held by Visuccess Holding Limited, a Hong Kong company, which is 100% owned by Lanying Jiang.
(7)	Jilin Zhengye is held 58.6890% by Hainan Senhan, 25.1524% by Windsor Holdings, 15.2439% by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% by Jilin Jinqiao Investment Co., Ltd., and 0.0001% by Yufeng Liu, as of the date of this annual report.
(8)	Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”), a PRC company incorporated on April 16, 2025, is held 51.00% by Jilin Zhengye and 49.00% by Youjia Technology Consulting Service (Tianjin) Co., Ltd, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Neither we nor the PRC subsidiaries are operating in an industry that prohibits or limits foreign investment. As a result, neither we nor the PRC subsidiaries are required to obtain any permission from Chinese authorities to operate other than those required from a domestic company in China engaged in businesses similar to those of the PRC subsidiaries. Such licenses and permissions include a Business License, Certificate of Good Manufacturing Practice for Animal Drugs (“GMP”), Veterinary Drug Production License, Veterinary Drug Operation License,Use License of Experimental Animals, Registration Certificate of New Veterinary Drugs, Pollutant Discharge Permit. The PRC subsidiaries have obtained the above licenses and permissions to conduct their business in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

We treated our PRC subsidiaries as our consolidated affiliated entities under U.S. GAAP for the fiscal years ended December 31, 2024, 2023, and 2022. We have consolidated the financial results of our PRC subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods.

Corporate Information

Our principal executive offices are located at No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin Province, China and our phone number is +86-0432-63047008. Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. We maintain a corporate website at www.jlzybio.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Our Mission

Our mission is to become a world-leading manufacturer of veterinary vaccines and to provide reliable veterinary vaccines to the world.

Overview

We, through the operating entity, focus on the research, development, manufacturing and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 28 provincial regions across China and are exported overseas to Vietnam, Pakistan and Egypt, as of the date of this annual report.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Diversified products. The operating entity currently owns 46 veterinary vaccines in its product portfolio, which cover major veterinary vaccines for livestock, including monovalent vaccine, polyvalent vaccine, combined vaccine and combined and polyvalent vaccine, as of the date of this annual report. In addition to its focus on livestock vaccines, the operating entity is also developing vaccines for household animals. For example, as of the date of this annual report, the operating entity has secured governmental approval for the sale of Rabies Vaccine, Inactivated (Strain Flury LEP), which is designed to treat dogs.

●	High production quality. The operating entity has built three veterinary vaccine production floors, including 13 vaccine production lines, one quality examination center, and one animal facility for vaccine development, all operating in accordance with Good Manufacturing Practices for Veterinary Drugs issued by the Ministry of Agriculture and Rural Affairs of the PRC. Moreover, the operating entity has established a comprehensive quality management system, which complies with both Good Manufacturing Practices for Veterinary Drugs and the standards of ISO 9001:2015, ISO 14001:2015, and ISO 45001:2018. Through its quality management system, the operating entity oversees all production procedures, such as packaging, storage, shipping, equipment usage, raw materials examination, and environment detection.

●	Strong research and development capabilities. The operating entity has 52 employees working in its R&D department, many of whom have over a decade of experience working in the veterinary vaccine industry. Additionally, the operating entity owns one research center, which has helped the operating entity develop dozens of vaccines and inventions and utility models. In addition to independent R&D, the operating entity maintains long-term cooperative relationships with a number of universities and institutions in the PRC, such as China Agricultural University, Nanjing Agricultural University, Jilin University, Harbin Veterinary Research Institute, Huazhong Agricultural University and Shanghai Veterinary Research Institute of Chinese Academy of Agricultural Sciences. Through these cooperations, the operating entity capitalizes on fundamental research from institutes to develop and manufacture new products. For example, the Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, live (Strain huadu+Strain CV777+Strain NX), developed by both the operating entity and the Harbin Veterinary Research Institute, and owned by the Harbin Veterinary Research Institute, for which the operating entity agreed to make a payment of RMB56 million and to pay 5% of its annual revenue from the sale of this vaccine every year, has already been launched and is available for purchase; the Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P), developed by both the operating entity and Shanghai Veterinary Research Institute, and owned by the Shanghai Veterinary Research Institute, for which the operating entity agreed to make a payment of RMB6 million and to pay 5% of its annual revenue from the sale of this vaccine every year, has been launched; and Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+Strain G), developed by both the operating entity and China Agricultural University, jointly owned by the China Agricultural University and the China Institute of Veterinary Drug Control, for which the operating entity agreed to pay RMB6 million, has also been launched. On February 26, 2025, the Ministry of Agriculture and Rural Affairs approved the Live Vaccine for Mycoplasma bovis (Strain HB150) as a Category I New Veterinary Drug, which was jointly developed by us, Huazhong Agricultural University and other institutions. On March 24, 2025, the Ministry announced (No. 892) the approval of another Category I New Veterinary Drug — a Pentavalent Inactivated Vaccine for poultry diseases including Newcastle Disease, Infectious Bronchitis, Avian Influenza (H9), Infectious Bursal Disease, and Avian Adenovirus (Group I, Serotype 4), which was jointly developed by us, Pulike and other institutions. As of December 31, 2024, the operating entity has paid RMB4,406,846, RMB7,035,160, RMB500,000, RMB800,000 and RMB5,043,004, to Shanghai Veterinary Research Institute, Harbin Veterinary Research Institute, Jilin University, China Agricultural University, and Nanjing Agricultural University, respectively.

●

Extensive distribution channels. The operating entity maintains a wide distribution network which allows it to sell its products both domestically and internationally. For the fiscal years ended December 31, 2024, 2023 and 2022, it had approximately 133, 127, and 140 domestic distributors, and 3, 2, and 2 exporting distributors, respectively. With the help of the domestic distributors, the Company through its operating entities is able to sell its products in 28 provincial level administrative regions of China. Through the exporting distributors, the operating entity sells its products in foreign countries, including Vietnam, Pakistan, and Egypt.

●	Experienced management team and employees. The operating entity has an experienced management team. Multiple officers have animal disease control and prevention and managerial experience in the animal product industry. For example, the chief manager of the operating entity, Songlin Song, graduated from China Agricultural University, and vice managers Wei Lian and Yuyou He, both graduated from Jilin Agricultural University. Moreover, Songlin Song is an advisor of the master programs in Jilin University College of Veterinary Medicine, Chinese Academy of Agricultural Sciences, and a guest professor of at Jilin Medical University. Wei Lian is an advisor of the master programs in Jilin University College of Veterinary Medicine and Chinese Academy of Agricultural Sciences. In addition to their academic background, the management team also has a deep understanding of both the industry and the operating entity. Yuyou He started working in the operating entity in 1984, and currently serves as the deputy manager and director of technology. Wei Lian started his career in the operating entity as well in 2005. He used to serve as the manager of the department of quality control and assistant general manager, and he has been the deputy general manager of the operating entity since 2021. Songlin Song has worked in the industry since 1998 and he has been the director and general manager of the operating entity since 2018. There are 29 employees holding master or doctoral degrees in majors including veterinary medicine, veterinary pharmacy, veterinary public health, microbiology, animal husbandry, and pharmaceutical engineering.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	Develop high-demand products and expand the operating entity’s business by entering into household animals vaccines industry. According to the section of The Market Demand Expectation of Veterinary Vaccines in the Frost & Sullivan Report, which lists certain high-demand vaccines, the operating entity intends to develop these high-demand products listed in the report, for example, Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM), which is used to prevent Post-weaning Multisystemic Wasting Syndrome, Porcine Dermatitis and Nephropathy Syndrome, granulomatous enteritis, Porcine Respiratory Disease Complex, reproductive disorders in sows, and congenital tremors in piglets, etc., caused by Porcine Circovirus Type 2 (PCV2) infection, Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE), which is used to prevent pseudorabies in pigs caused by the infection of pseudorabies virus, and Combined Heat-resistant Protective Agent Live Vaccine against Newcastle disease and Infectious bronchitis (Strain LaSota+Stain SZ160), which is used to prevent avian respiratory diseases caused by infections of Newcastle disease virus and infectious bronchitis virus, among which the operating entity has received a Registration Certificate of New Veterinary Drugs and an Approval Number for Veterinary Biological Products for Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM) issued by the Ministry of Agriculture and Rural Affairs of the PRC on September 26, 2021 and November 23, 2022, respectively, a Registration Certificate of New Veterinary Drugs and an Approval Number for Veterinary Biological Products for Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE) issued by the Ministry of Agriculture and Rural Affairs of the PRC on November 7, 2022 and January 13, 2023, respectively, and a Registration Certificate of New Veterinary Drugs for Subunit Vaccine of Porcine Circovirus Type 2 (Strain Recombinant Baculovirus OKM) issued by the Ministry of Agriculture and Rural Affairs of the PRC on December 28, 2022, and it expects to receive the certificate for Combined Heat-resistant Protective Agent Live Vaccine against Newcastle Disease and Infectious Bronchitis (Strain LaSota+Stain SZ160) and Porcine Circovirus Type 2 Baculovirus Vector and Mycoplasma Pneumoniae Combined Inactivated Vaccine (ZSTU01 Strain +MH03 Strain), which is used to prevent diseases caused by Porcine Circovirus infection and Mycoplasmal pneumonia of swine, within two years. As of the date of this annual report, with regard to the vaccines described above in this paragraph, Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM) and Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE) are approved for sale. In addition to develop products in great demand, the operating entity also intends to expand its business by developing and manufacturing vaccines for companion animals. As of the date of this annual report, the operating entity is currently conducting the new veterinary drug registration processes for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine, which is used to prevent the three most common infectious diseases in cats caused by feline panleukopenia, FCV, and feline viral rhinotracheitis, and Canine Distemper-Parvovirus Vaccine, Inactivated, which is used to prevent canine distemper and parvovirus. In addition, the operating entity’s application for Registration Certificate of New Veterinary Drugs for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on August 9, 2023. The Company also intends to develop Canine Four-combination Live Vaccine, which is used to prevent diseases caused by canine distemper virus, canine parvovirus, adenovirus type II, and canine influenza virus. As of the date of this annual report, with regard to the vaccines described in this paragraph, clinical trials for all vaccines are completed except for the Canine Four-combination Live Vaccine which has not yet undergone a clinical trial.

●	Expand the operating entity’s sales and distribution network. The operating entity intends to expand its sales and distribution network to enter new geographic markets, including countries in south-east Asia, such as Thailand and Philippines, and cities with developed animal husbandry in China, such as Gongzhuling City, Gaomi City, and Xuanwei City, further gaining market share in existing markets and accessing a broader range of customers. It will continue leveraging its local resources to quickly enter new markets, while also minimizing requirements for capital outlay.

●	Enhance the operating entity’s ability to attract, incentivize and retain talented professionals. The operating entity believes its success greatly depends on its ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving its competitive advantage in the market, it plans to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism.

●	Increase R&D investment. The operating entity intends to increase its R&D investment in developing more veterinary vaccines. The operating entity intends to invest approximately RMB13.1 million from the net proceeds of the initial public offering in developing Feline Rhinotracheitis, Feline Rhinoconjunctivitis and Feline Panleukopenia Triple Inactivated vaccine (Strain JK+Strain FM+Strain CY) and Replicate-defective Human Adenovirus Type-5 Recombinant Rabies Glycoprotein Vaccine. Please see “Use of Proceeds” for more details about these vaccines’ R&D projects.

Our Revenue Model

The operating entity generates revenue through manufacturing and sales of veterinary vaccines under its own brand. For the fiscal years ended December 31, 2024, 2023 and 2022, we recognized RMB186.4 million (US$25.5 million), RMB211.7 million, and RMB260.3 million in revenue, respectively. The operating entity sells veterinary vaccines, both domestically and internationally. For the fiscal years ended December 31, 2024, 2023 and 2022, revenue of domestic sales was RMB183.3 million (US$25.1 million), RMB210.0 million and RMB259.5 million, accounting for 98.3%, 99.2%, and 99.7%, respectively, of our revenue, and revenue of international sales was RMB3.1 million (US$0.4 million), RMB1.7 million and RMB0.8 million, accounting for 1.7%, 0.8%, and 0.3% respectively, of our revenue.

Products

As of the date of this annual report, the operating entity has a total of 46 veterinary vaccines in its product portfolio, 46 of which are sold domestically and eight of which are sold internationally. Newcastle Disease Virus (La Sota strain), and Avian influenza virus (H9 subtype HL strain) Vaccine, Inactivated are currently sold in Pakistan and Vietnam; Newcastle Disease Vaccine, Live (La Sota strain) is currently sold in Egypt and Vietnam; Newcastle Disease Vaccine, Live (Strain Clone 30) is currently sold in Egypt; Newcastle Disease Vaccine, Inactivated is currently sold in Egypt, Pakistan and Vietnam; Infectious Bursal Disease Vaccine, Live (Strain B87) is currently sold in Vietnam; Bivalent Live Vaccine for Newcastle Disease and Infectious Bronchitis in Chickens (La Sota Strain+H120 Strain) are currently sold in Vietnam and Pakistan; Newcastle Disease, Infectious Bronchitis and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain SY) are currently sold in Vietnam, and Avian Pox Vaccine, Live (Quail-Adapted Strain) is currently sold in Vietnam.

The 46 products and their indications as of the date of this annual report were as follows:

Primary Species	Product Name	Indication	International Sale
Swine	Bivalent Inactivated Vaccine for Haemophilus parasuis (Serotype 4 JS Strain + Serotype 5 ZJ Strain)	Protect against actinobacillus pleuropneumonia	N/A
Swine	Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM)	Protect against diseases caused by porcine circovirus-2 infection	N/A
Swine	Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE)	Protect against porcine pseudorabies	N/A
Swine	Transmissible Gastroenteritis and Porcine Epidemic Diarrhea Vaccine, Inactivated	Protect against porcine transmissible gastroenteritis and porcine epidemic diarrhea. Mainly used to vaccinate pregnant sows for the piglets getting passive immunity, and to protect pigs of different ages by active immunity	N/A
Swine	Clostridium Perfringens Bivalent Vaccine for Piglets, Inactivated (Type A and C)	Protect against enterotoxemia in piglets caused by Clostridium Perfringens type A and C	N/A
Swine	Swine Erysipelas Vaccine, Live	Protect against swine erysipelas	N/A
Swine	Swine Fever Thermo-Stable Vaccine, Live (Tissue Origin)	Protect against swine fever	N/A
Swine	Swine Pasteurella Multocida Vaccine, Live (679-230 strain)	Protect against porcine pasteurella multocida disease (i.e., swine plague)	N/A
Swine	Paratyphus Vaccine for Piglets, Live	Protect against paratyphoid in piglets	N/A
Swine	Swine Parvovirus Disease Vaccine, Inactivated (CP-99 Strain)	Protect against porcine parvovirus disease	N/A
Swine	Porcine Cirovirus Type 2 Vaccine, Inactivated (Strain SH)	Protect against diseases caused by porcine circovirus-2 infection	N/A
Swine	Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX)	Protect against diarrhea in pigs caused by porcine transmissible gastroenteritis virus, porcine epidemic diarrhea virus and porcine rotavirus (G5) infection	N/A
Swine	Classical Swine Fever Vaccine, Live (Tissue Culture Origin)	Protect against swine fever	N/A
Swine	Swine Fever Vaccine, only for Government Procurement, Live (Tissue Culture Origin)	Protect against swine fever	N/A
Swine	Highly Pathogenic Porcine Reproductive and Respiratory Syndrome Vaccine, Live (Strain HuN4-F112)	Protect against highly pathogenic porcine reproductive and respiratory syndrome (i.e. highly pathogenic porcine blue ear disease)	N/A
Swine	Mycoplasma Hyopneumoniae Vaccine, Live (Strain RM48)	Protect against porcine mycoplasmal pneumonia (i.e., porcine panting disease)	N/A
Swine	Swine Fever Vaccine, only for Government Procurement, Live (Spleen and Lymph Tissue Origin)	Prevent swine fever	N/A
Swine	Classical Swine Fever Vaccine, Live (Rabbit Origin)	Prevent swine fever	N/A

Primary Species	Product Name	Indication	International Sale
Swine, Bovine, and Ovine	Pseudorabies Vaccine, Live	Protect against pseudorabies in pigs, cattle and sheep	N/A
Poultry	Newcastle disease virus (La Sota strain), and Avian influenza virus (H9 subtype HL strain) Vaccine, Inactivated	Protect against Newcastle disease and H9 subtype avian influenza in chickens	Pakistan, Vietnam
Poultry	Avian influenza virus (H9 subtype SY strain) vaccine, Inactivated	Protect against avian influenza caused by H9 subtype avian influenza virus	N/A
Poultry	Newcastle Disease Vaccine, Live (La Sota strain)	Protect against Newcastle disease in chickens	Egypt, Vietnam
Poultry	Newcastle Disease Vaccine, Live (CS2 strain)	Protect against Newcastle disease in chickens	N/A
Poultry	Newcastle Disease Vaccine, Live (Strain Clone 30)	Protect against Newcastle disease in chickens	Egypt
Poultry	Newcastle Disease Vaccine, Inactivated	Protect against Newcastle disease in chickens	Egypt, Pakistan, Vietnam
Poultry	Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H52)	Protect against Newcastle disease and infectious bronchitis in chickens	Pakistan, Vietnam
Poultry	Newcastle Disease, Infectious Bronchitis and Egg Drop Syndrome Vaccine, Inactivated (Strain Clone30+StrainM41+StrainAV127)	Protect against Newcastle disease, infectious bronchitis and egg drop syndrome in chickens	N/A
Poultry	Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H120)	Protect against Newcastle disease and infectious bronchitis in chickens	N/A
Poultry	Infectious Coryza (Serotype A) Vaccine, Inactivated	Protect against infectious coryza in chickens caused by type A Avibacterium paragallinarum	N/A
Poultry	Infectious Bursal Disease Vaccine, Live (Strain B87)	Protect against infectious bursal disease in chickens	Vietnam
Poultry	Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G)	Protect against Newcastle disease and avian influenza caused by the H9 subtype of avian influenza virus in chickens	N/A
Poultry	Avian Pox Vaccine, Live (Quail-Adapted Strain)	Protect against chicken pox	Vietnam
Poultry	Mycoplasma Gallisepticum Vaccine, Live	Protect against chronic respiratory tract disorder caused by Mycoplasma gallisepticum	N/A
Poultry	Avian Pasteurella Multocida Vaccine, Live (Strain G190E40)	Protect against Pasteurella multocida disease (i.e., fowl cholera) in chickens, ducks and geese over 3 months of age	N/A
Poultry	Duck Plague Vaccine, Live	Protect against duck plague	N/A
Poultry	Newcastle Disease, Infectious Bronchitis, Egg Drop Syndrome and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain HE02+Strain HN106)	Protect against Newcastle disease, infectious bronchitis, egg drop syndrome and H9 subtype avian influenza in chickens	N/A

Primary Species	Product Name	Indication	International Sale
Poultry	Newcastle Disease, Infectious Bronchitis and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain SY)	Protect against Newcastle disease, infectious bronchitis and H9 subtype avian influenza in chickens	Vietnam
Poultry	Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P)	Protect against duck Tembusu virus disease	N/A
Poultry	Infectious Coryza Vaccine (Serotype A+Serotype B+ Serotype C), Inactivated	Protect against infectious coryza in chickens caused by serotypes A, B, and C of Avibacterium paragallinarum	N/A
Bovine and Ovine	Ovine Braxy, Struck, Lamb Dysentery, Enterotoxaemia, Vaccine, Inactivated (Dried Powder)	Protect against braxy, struck, lamb dysentery and enterotoxemia in sheep	N/A
Bovine and Ovine	Caprine Infectious Pleuropneumonia Vaccine, Inactivated	Protect against contagious pleuropneumonia in goats	N/A
Bovine and Ovine	Goat Pox Vaccine, Live	Protect against goat and sheep pox	N/A
Bovine and Ovine	Bovine Pasteurella Multocida Vaccine, Inactivated	Protect against bovine Pasteurella multocida disease (i.e., bovine hemorrhagic septicemia)	N/A
Bovine and Ovine	Ovine Braxy, Struck, Lamb Dysentery, Enterotoxaemia, Black Disease, Clostridium botulinum (Type C) Toxonosis Vaccine, Inactivated (Dried Powder)	Protect against braxy, pulpy kidney, lamb dysentery, enterotoxaemia, blackleg, and Type C botulism in sheep	N/A
Canine	Rabies Vaccine, Inactivated (Strain Flury LEP)	Protect against rabies in dogs	N/A
Poultry	Duck plague live vaccine	Protect against duck plague	N/A

In addition to its focus on livestock vaccines, the operating entity is also preparing to enter into the market of household animal vaccines. The operating entity has received an Approval Number for Veterinary Biological Products for its Rabies Vaccine, Inactivated (Strain Flury LEP) on April 13, 2020. This vaccine is currently production-ready, and the operating entity plans to launch it to the market alongside other pet-related products in the future.

Besides, it has completed clinical trials for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine and its application for a Registration Certificate of New Veterinary Drugs for this vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on August 9, 2023, and the application materials have been submitted to the Ministry of Agriculture and Rural Affairs Veterinary Drug Evaluation Center (“Evaluation Center”). The vaccine is currently undergoing a technical review at the Evaluation Center, which will be completed within 120 working days after the Evaluation Center’s receipt of the application materials. As of the date of this annual report, the operating entity is supplementing experiments and related documents in response to the initial review feedback.

The operating entity has completed clinical trials for Feline Infectious Rhinotracheitis, Infectious Rhinoconjunctivitis and Panleukopenia Triple Vaccine, Inactivated in October 2023; it submitted an application in April 2024 and is currently supplementing materials in accordance with the review comments from the Registration Certificate of New Veterinary Drugs.

Moreover, the operating entity is researching the Feline Infectious Peritonitis Subunit Vaccine and Feline Leukemia and Feline Immunodeficiency Disease Duplex mRNA Vaccine. As of the date of this annual report, the operating entity is still evaluating these two vaccines R&D projects, and neither of the project vaccines has started a clinical trial. As of the date of this annual report, the operating entity has conducted preliminary safety assessments by administering the antigens to a limited number of animals. This early-stage evaluation monitors potential abnormalities at the injection site as well as local and systemic reactions.

Along with conventional vaccines, the operating entity also started exploring mRNA vaccines. The mRNA vaccine is a type of nucleic acid vaccine, which introduces mRNA fragments that encode antigen proteins into the human body for direct translation and the formation of corresponding antigen proteins. This process induces a specific immune response in the body, achieving the effect of preventive immunity. The mRNA vaccine is the third generation of vaccines developed based on the first-generation attenuated or inactivated vaccines and the second-generation subunit vaccines. The mRNA vaccines have several significant advantages, including high efficacy, rapid development capabilities, low production cost and greater safety. The mRNA vaccines can simulate the natural infection process of viruses to activate the immune system, potentially eliciting a stronger immune response. In addition, multiple mRNAs can be packaged in the same vaccine, increasing the vaccine’s applicability. Furthermore, the discovery and production of mRNA vaccines are faster compared to protein vaccines, allowing for quicker responses to emerging epidemic infections. Different mRNA vaccines can use the same production processes and facilities, decreasing manufacturing cost. Compared with subunit vaccines, inactivated virus vaccines, attenuated live virus vaccines, and DNA-based vaccines, mRNA vaccines use partial genetic sequences of the virus, instead of the virus itself, thereby avoiding potential risks of infection or insertion mutations. By constructing mRNA onto carrier molecules, it can be quickly taken up and expressed in the cytoplasm, thus achieving effective intracellular delivery. The operating entity places its focus on feline infectious peritonitis, feline immunodeficiency disease, porcine epizootic diarrhea, porcine reproductive and respiratory disorder syndrome, and it is conducting animal experiments to assess the immunity effectiveness of newly developed mRNA vaccines.

The operating entity is currently conducting animal experiments for its mRNA vaccines targeting Feline Infectious Peritonitis, Feline Immunodeficiency Virus, Porcine Epidemic Diarrhea, and Porcine Reproductive and Respiratory Syndrome. Each experiment involves two animals. By administering the vaccines to animals through intramuscular injection, the researchers observe for any abnormalities, both locally at the injection site and systemically throughout the body. The operating entity adheres to the fundamental principles of animal welfare and ethics during the animal experimentation process. Throughout the experimentation, once the results are known, the earlier stages where animals exhibit signs of pain and distress are promptly chosen as the endpoints of the experiment. Euthanasia is employed as a humane method to end the life of the animals, minimizing or eliminating any fear or pain to the greatest extent possible, allowing animals to pass away peacefully and swiftly. Subsequently, the animals are processed and disposed of as solid waste, following established procedures and regulations.

Regulatory Approvals for the Company’s Products

The operating entity has received a broad range of regulatory approvals for its products. The following chart sets forth a summary of the licenses and permissions obtained by the operating entity as of the date of this annual report:

License/Permission	Issuing Authority	Countries/Regions	Validity	Corresponding Product
Certificate of Good Manufacturing Practices for Animal Drugs(1) (2022) No. 07022	Jilin Animal Husbandry Bureau	Jilin Province, China	May 31, 2022 – May 30, 2027	N/A
Veterinary Drug Production Permit(2) (2022) No. 07022	Jilin Animal Husbandry Bureau	Jilin Province, China	May 31, 2022 – May 30, 2027
Veterinary Drug Operation Permit(3) (2020) No. 07000099	Jilin Animal Husbandry Bureau	Jilin Province, China	December 24, 2024 – December 23, 2029	N/A
Use License of Experimental Animals(4) SYXK 2021-0009	Department of Science and Technology of Jilin Province	Jilin Province, China	June 21, 2021 – June 20, 2026	N/A
Use License of Experimental Animals SYXK 2021-0010	Department of Science and Technology of Jilin Province	Jilin Province, China	June 21, 2021 – June 20, 2026	N/A
Veterinary Drug Business License (No. 07000099)	Jilin Animal Husbandry Bureau	Jilin Province, China	December 24, 2024 – December 23, 2029	N/A
Registration Certificate of New Veterinary Drugs(5) (2010) No. 07	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Rabies Vaccine, Inactivated (Strain Flury LEP)
Registration Certificate of New Veterinary Drugs (2011) No. 09	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Highly Pathogenic Porcine Reproductive and Respiratory Syndrome Vaccine, Live (Strain HuN4-F112)

License/Permission	Issuing Authority	Countries/Regions	Validity	Corresponding Product
Registration Certificate of New Veterinary Drugs (2013) No. 01	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Newcastle Disease, Infectious Bronchitis, Egg Drop Syndrome and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain HE02+Strain HN106)
Registration Certificate of New Veterinary Drugs (2013) No. 09	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Bivalent Inactivated Vaccine against Duck Infectious Serositis (Type 1 SG4 Strain + Type 2 ZZY7 Strain)
Registration Certificate of New Veterinary Drugs (2014) No. 14	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Mycoplasma Hyopneumoniae Vaccine, Live (Strain RM48)
Registration Certificate of New Veterinary Drugs (2014) No. 54	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX)
Registration Certificate of New Veterinary Drugs (2015) No. 39	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Newcastle Disease, Infectious Bronchitis and Egg Drop Syndrome Vaccine, Inactivated (Strain Clone30+ StrainM41+StrainAV127)
Registration Certificate of New Veterinary Drugs (2018) No. 41	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P)
Registration Certificate of New Veterinary Drugs (2019) No. 26	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G)
Registration Certificate of New Veterinary Drugs (2019) No. 35	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Combined Live Vaccine of Newcastle Disease and Infectious Bronchitis (Strain LaSota+Stain LDT3-A)
Registration Certificate of New Veterinary Drugs (2021) No. 62	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM)
Registration Certificate of New Veterinary Drugs (2022) No. 70	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE)
Registration Certificate of New Veterinary Drugs (2022) No. 77	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Subunit Vaccine of Porcine Circovirus Type 2 (E. coli–Derived)
Registration Certificate of New Veterinary Drugs (2025) No. 11	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Live Vaccine for Mycoplasma Bovis (Strain HB150)
Registration Certificate of New Veterinary Drugs (2022) No. 18	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Inactivated Pentavalent Vaccine for Newcastle Disease, Infectious Bronchitis, Avian Influenza (Subtype H9), Infectious Bursal Disease, and Avian Adenovirus Infection (Group I, Serotype 4) (Strains N7a + M41 + HF + rVP2 Protein + Fiber-2 Protein)
Business Certificate	Jilin Administration for Market Supervision	Jilin Province, China	No Expiration Date	N/A

Note:
(1)	A Certificate of Good Manufacturing Practices for Animal Drugs attests that the manufacturer complies with the Veterinary Drug Production Quality Management Norms, and it is a required certificate for manufacturer to produce and market its veterinary products.

(2)	A Veterinary Drug Production Permit assures the manufacturer’s ability to produce veterinary drugs.
(3)	A Veterinary Drug Operation Permit allows the manufacturer to sell veterinary drugs.
(4)	A Use License of Experimental Animals permits the license holder to use experimental animals to conduct experiments.
(5)	A Registration Certificate of New Veterinary Drugs verifies that this veterinary drug product has undergone all the necessary tests and evaluations to ensure its safety, efficacy, and quality, and it can be used for animals under the stipulated uses and dosages. It is a required certificate for a company before receiving an Approval Number for Veterinary Biological Products for a vaccine and commencing manufacturing such vaccine. See “Regulations — Regulations Related to Veterinary Drugs Production and Operation”

As of the date of this annual report, the operating entity is granted approval by Egypt to sell its Newcastle Disease Vaccine, Live (Strain Clone 30), Infectious Coryza Vaccine, Inactivated, Newcastle Disease Vaccine, Live (LaSota strain), Newcastle Disease Vaccine, Inactivated, and Newcastle Disease and Egg Drop Syndrome Vaccine, Inactivated.

As of the date of this annual report, the operating entity is granted approval by Pakistan to sell its Combined Newcastle Disease & Egg Drop Syndrome Vaccine, Inactivated, Combined Newcastle Disease & Infectious Bronchitis Vaccine, Live, Newcastle Disease Vaccine, Inactivated, Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H52), and New Castle Disease Virus (La Sota Strain) and Avian influenza virus (H9 subtype, HL strain, H9N2) Vaccine, Inactivated.

As of the date of this annual report, the operating entity is granted approval by Vietnam to sell its Newcastle disease virus (La Sota strain), and Avian influenza virus (H9 subtype HL strain) Vaccine, Inactivated, Avian Pox Vaccine, Live (Quail-Adapted Strain), Newcastle Disease Vaccine, Live (LaSota strain), Newcastle Disease Vaccine, Inactivated, Newcastle Disease Vaccine, Inactivated, Newcastle Disease, Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H52), Infectious Bronchitis and Avian Influenza (H9 subtype) Vaccine, Inactivated (Strain La Sota + Strain M41 + Strain SY), and Infectious Bursal Disease Vaccine, Live (Strain B87).

Customers

The operating entity has two types of customers, (i) direct-end user customers, including livestock farmers and local governments; and (ii) distributors that distribute the operating entity’s products to end-user customers, including domestic distributors and exporting distributors (See “— Sales and Distribution-Distribution Network”). The operating entity sources its customers through multiple channels, including (i) attending industry exhibitions/expos, and (ii) directly contacting potential distributor customers and direct-end customers. For the fiscal years ended December 31, 2024, 2023 and 2022, the operating entity had a total of 200, 170 and 174 customers, of which 63, 36 and 25 were direct end-user customers, and 133, 129 and 142 were distributor customers, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, revenue generated from direct-end user customers amounted to RMB126.5 million (US$17.3 million), RMB162.0 million, and RMB212.4 million, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, the revenue generated from distributor customers amounted to RMB59.9 million (US$8.2 million), RMB49.7 million, and RMB47.9 million, respectively.

For the fiscal year ended December 31, 2024, MYF accounted for 44.6% of our total revenue. For the fiscal year ended December 31, 2023, two customers, MYF and Shuangbaotai, accounted for 52.1% and 15.0% of our total revenue, respectively. For the fiscal year ended December 31, 2022, MYF accounted for 74.5% of our total revenue. See “Risk Factors — Risks Relating to Our Business and Industry — High customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations.”

The operating entity has long-term written sales agreements, ranging from one to three years, with its direct-end user customers who are livestock farmers (for the description of direct-end user customers who are local governments, see “— Sales and Distribution-Government Tender and Procurement”). The key terms of these sales agreements (including those agreements with top customers) include:

●	the product’s name, type, quantity, and price;

●	quality standard — vaccines qualifications, including business license, veterinary vaccines production and operation licenses, and inspection report;

●	delivery time, method and payment terms;

●	breach of contract terms, including remedies, such as refunds and return of products (for example, customers are entitled to refunds and may return the product if the wrong product is delivered or the product does not meet agreed upon quality standards);

●	shipping costs, which are typically borne by the seller; and

●	dispute solutions, including bringing a lawsuit at the local court where the direct-end user customers are located, if negotiations are unsuccessful.

In the course of dealing with overseas customers, the operating entity has maintained stable business relationships; however, such business relationships are not memorialized in any long-term agreements, but are rather provided for in short-form order sheets. In respect of their international sales, the risk of loss is borne by the customers upon delivery of the products. See “— Sales and Distribution — Distribution Network.”

The operating entity faces an inherent risk of liability claims or complaints from customers. When the products are found to be defective, they are required to recall the products according to usage of trade. When customers file product liability claims against the operating entity, conflict of laws and product liability laws of the countries or regions where they are located are applicable. Jurisdiction is determined by the sales agreements, and laws of the countries or regions where the customers are located will determine the issue if the sales agreements are absent of jurisdiction selection clauses.

As of the date of this annual report, the operating entity is not aware of any warnings, investigations, prosecutions, disputes, claims or other proceedings in respect of veterinary vaccines it manufactures or distributes overseas, nor has it been penalized or can foresee any penalties to be made by any overseas jurisdiction with respect to veterinary vaccines safety.

Suppliers

The operating entity sources its suppliers through multiple channels: (i) referral by companies in the same industry, (ii) marketing by suppliers’ salespersons, and (iii) direct contact with suppliers through public channel, for example, suppliers’ websites.

The operating entity’s suppliers are those providing raw materials for the manufacturing of the products. The raw and auxiliary materials include serum, culture medium, adjuvant, hatching egg, and experimental animal (primarily consisting of rats and chicken, which are mainly used in early-stage R&D and efficacy examination of vaccines. See “— Products”). All of which are purchased from certified and qualified suppliers in China. The operating entity’s supply was affected during the COVID-19 pandemic because of two reasons: (i) lockdown resulted from the pandemic stopped suppliers’ production or postponed their deliveries of raw materials; and (ii) the raw materials of the operating entity’s products are similar to those of COVID-19 vaccines, therefore, the price of raw materials surged due to the mass production of COVID-19 vaccines.

For the fiscal years ended December 31, 2024, a supplier, Suzhou Womei Biology Co., Ltd., accounted for more than 10% of the operating entity’s total supplies purchased, accounting for 14.2%. For the year ended December 31, 2023, no vendor accounted above 10% of the Company’s total purchases. For the fiscal year ended December 31, 2022, two suppliers, Xinxiang Jiexin Biotechnology Co., Ltd. and Henan Shuocheng Biotechnology Co., Ltd., account for more than 10% of the operating entity’s total supplies purchased, accounting for 25.3% and 12.9%, respectively.

As of the date of this annual report, the operating entity has a total of 36 suppliers. Although the operating entity can utilize any supplier it determines, we believe that it has established healthy and stable relationships with its significant suppliers through years of cooperation. There are no minimum purchase requirements with any of the suppliers, including with the above significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with the significant suppliers) include:

●	the product’s name, type, quantity, and price;

●	quality terms which are typically expressed with reference to national or industry standards;

●	delivery time, method and payment terms. Shipping costs are the responsibility of the supplier; and

●	breach of contract terms, including refund and return of products, compensatory damages. If the supplier cannot deliver the product within the time agreed, or if the products do not meet the stated quality standard, the supplier must compensate the operating entity for losses caused, including treble damages if the products are defective or counterfeit. In the event the operating entity cannot timely pay, liquidated damages are due to the supplier.

R&D

The operating entity invests in R&D, aiming to develop new products and improve its existing products to accommodate the market needs. The R&D expenses totaled approximately RMB12.8 million (US$1.8 million), RMB11.9 million and RMB13.4 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. R&D expenses mainly consist of applicable personnel, sample manufacturing and materials expenses. As of the date of this annual report, the operating entity has a total of 52 employees in the R&D department. Below is a list of some employees in the R&D department.

Name	Credential	Years of Experience	Achievement
Yuyou He	Bachelor of veterinary medicine, with senior professional title	41 years	One of the inventors of 19 inventions and utility models; Owner of one China national scientific and technical achievement
Wei Lian	Master of preventive veterinary medicine, senior veterinarian	20 years	One of the inventors of 32 inventions and utility models; Owner of one China national scientific and technical achievement
Shaoguo Bian	Master of preventive veterinary medicine, senior veterinarian	21 years

One of the inventors of 10 inventions and utility models;

Owner of three China national scientific and technical achievements;

Winner of Liaoning Province Animal Husbandry Science and Technology Contribution Award;

Winner of Liaoning Province Science and Technology Award

Shushuai Yi	Doctor of preventive veterinary medicine	11 years

Inventor of three inventions;

Led and participated in 5 provincial and ministerial-level science and technology projects in China, published nearly 50 research papers, ten of which are indexed in Science Citation Index.

Jiangting Niu	Doctor of preventive veterinary medicine	9 years	Inventor of one invention Led and participated in 3 provincial and ministerial-level science and technology projects in China, and published nearly 30 research papers
Guohui Wang	Bachelor of veterinary medicine, senior veterinarian	22 years	One of the inventors of 33 inventions and utility models; Owner of one China national scientific and technical achievement
Jing Wu	Bachelor of veterinary medicine, assistant veterinarian	17 years	One of the inventors of 14 inventions and utility models
Zhiyun Yu	Bachelor of veterinary medicine, senior veterinarian	18 years	One of the inventors of 8 inventions and utility models

The operating entity currently has one R&D center, which was established in 2006 and located at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin Province, China. As of the date of this annual report, the R&D center has developed 45 patents, and helped the operating entity receive 16 Registration Certificates of New Veterinary Drugs.

In addition to independent R&D, the operating entity also cooperates with universities and research institutions on multiple projects.

Due to the long development cycle, large investment, and high risk associated with veterinary vaccines, the early-stage research for new products is mainly conducted within universities and research institutes. Manufacturers acquire new veterinary drug production technologies through technology transfer or cooperative R&D with universities or research institutes, and then mass-produce and commercialize the veterinary vaccines. In the process of cooperative R&D, universities and research institutes are mainly responsible for early-stage basic research. The operating entity, in addition to participating in basic research, is primarily responsible for pilot study and industrialization research. The operating entity has established relationships with veterinary research institutes and universities such as Harbin Veterinary Research Institute, Shanghai Veterinary Research Institute, China Agricultural University, Jilin University, and Nanjing Agricultural University, working on research cooperation and technology introduction. The associated costs incurred in the cooperation are funded by the operating entity’s revenue.

The key terms of cooperative research agreements with universities and research institutions include:

●	name of the research, project objective, research methodology, research location, and term of agreement;

●	division of responsibilities and payment terms. Normally it is the operating entity’s responsibility to provide research funds and research institutions’ responsibility to conduct research;

●	intellectual property ownership, right of first refusal, and exclusive right of production. The operating entity is normally entitled to the right of first refusal and the exclusive right of production regarding the vaccine or technology that is intended to be developed under the agreement; and

●	dispute solutions, including bringing a lawsuit at the local court, if negotiations are unsuccessful.

For example, in 2008, the operating entity entered into a strategic cooperation framework agreement with Shanghai Veterinary Research Institute, pursuant to which the operating entity agreed to pay RMB3 million each year, from September 2008 to September 2018, to Shanghai Veterinary Research Institute for the R&D of veterinary vaccines (the “Strategic Cooperation Framework Agreement”). The Strategic Cooperation Framework Agreement was in effect from September 9, 2008, until September 8, 2018. Under the terms of this agreement, should the operating entity fail to make timely payments, the Shanghai Veterinary Research Institute reserves the right to terminate the agreement without refunding any payments already made by the operating entity. Apart from that, should the contract be terminated due to a breach by either party, neither party will be subject to significant liabilities resulting from the breach.

On April 3, 2018, as the Strategic Cooperation Framework Agreement was about to expire, both parties signed a memorandum (the “Memorandum”) and made subsequent plans for vaccines that had been approved to commence clinical trials but had not obtained Registration Certificate of New Veterinary Drugs, including Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P). In September 2019, pursuant to the Strategic Cooperation Framework Agreement and the memorandum, Shanghai Veterinary Research Institute transferred Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P) to the operating entity for commercialization. In return, after the operating entity receives an Approval Number for Veterinary Biological Products and commences producing this vaccine, the operating entity would remit 5% of the vaccine’s five-year sales revenue as consideration. Neither the Strategic Cooperation Framework Agreement nor the Memorandum addresses or includes provisions for the cross-licensing of intellectual property rights. The Memorandum does not extend the duration of the Strategic Cooperation Framework Agreement, nor does it contain any provisions regarding its own duration or termination. As of December 31, 2024, the total aggregate amount of the shared revenue paid by the operating entity in this project reached RMB1.4 million (US$0.2 million). The Company recognized the 5% of the sales revenue as cost of revenue since the cost was directly related to the revenue.

Moreover, the operating entity is also licensed to use vaccine production technologies and related intellectual properties owned by others to manufacture vaccines through technology licensing agreements.

For example, the operating entity entered into a technology licensing agreement with Harbin Veterinary Research Institute on April 5, 2012, pursuant to which Harbin Veterinary Research Institute permitted the operating entity to use the seed virus and production technology of Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX) to manufacture the vaccine. As of December 31, 2024, the total aggregate amount that has been paid by the operating entity pursuant to this agreement reach RMB56.0 million (US$7.7 million). The vaccine has been launched in July 2016. The operating entity recognized it as intangible asset and amortized it over the useful life of the licensed technology. Set forth below are the materials terms of the technology licensing contract:

●	Description of the technology: the Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, live (Strain huadu+Strain CV777+Strain NX) is used to prevent infection of porcine infectious gastroenteritis virus, porcine epidemic diarrhea virus, and porcine rotavirus (G5 type). The weak virus Huadu strain, weak virus CV777 strain, and NX strain are all cultivated by Harbin Veterinary Research Institute. The total immunity protection rate of the vaccine is over 85%. The immunity duration is 6 months. The vaccine is stored below -20 degree Celsius and has a validity period of 24 months.

●	Performance: Both parties jointly obtained a Registration Certificate of New Veterinary Drugs for the Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, live (Strain huadu+Strain CV777+Strain NX) on December 26, 2014. The operating entity is only entitled to use the certificate, and it has no right to transfer the certificate. Within 30 days of obtaining the Registration Certificate of New Veterinary Drugs, Harbin Veterinary Research Institute shall furnish the seed virus and production process of the vaccine to the operating entity.

●	Scope of usage of the technology: Harbin Veterinary Research Institute shall exclusively own the technical achievements and their derived intellectual property rights. The operating entity shall be only entitled to use the technology to produce and sell the vaccines, and it shall not transfer the virus seed and production technology to a third party, nor shall it use the technology for the R&D or technical improvement of other new products or collaborate with a third party in production of the vaccine.

●	Contract duration: April 5, 2012 to April 5, 2032. If the operating entity wishes to continue using the technology to produce vaccines after the expiration of this agreement, it shall obtain the consent of Harbin Veterinary Research Institute and comply with the payment term of this agreement. Harbin Veterinary Research Institute shall agree to renew the agreement, unless prevented by an event of force majeure.

●	Infringement Indemnity: Harbin Veterinary Research Institute shall guarantee that this technology does not infringe on the legitimate rights of any third party. If a third party accuses the operating entity of infringement and the operating entity is ordered to pay compensation, Harbin Veterinary Research Institute shall cover the loss. Harbin Veterinary Research Institute shall not be liable if a third party maliciously infringes on the technology outlined in this agreement.

●	Confidentiality: the seed virus and production process of the vaccine, and all information and data exchanged between the parties during the contract term are subject to strict confidentiality obligations. Should a party violate these confidentiality obligations, it will be liable to pay liquidated damages amounting to RMB10 million to the non-breaching party. Additionally, if the operating entity breaches its confidentiality obligations, it will not only be required to pay the stipulated liquidated damages but will also forfeit any right to reclaim paid royalties and must compensate Harbin Veterinary Research Institute for any economic losses arising from the disclosure of confidential information.

●	Subsequent Improvement: the operating entity is not entitled to use the technology of this agreement for subsequent improvement. Harbin Veterinary Research Institute shall be entitled to make subsequent improvements to the technology of this agreement. The new technological achievements with substantive or creative technological progress resulting from the technology of this agreement shall belong to Harbin Veterinary Research Institute.

●	Payment terms: the operating entity is obligated to pay Harbin Veterinary Research Institute royalties totaling RMB56.0 million, plus 5% of the vaccine’s annual sales revenue, commencing from the first day of production of the vaccine. The operating entity has already paid Harbin Veterinary Research Institute an initial amount of RMB2.0 million. The remaining RMB54.0 million is to be paid in installments. For the first installment, due by December 10, 2014, the operating entity is to pay Harbin Veterinary Research Institute royalties amounting to RMB21.6 million. For the second installment, due by October 20, 2015, the operating entity is to pay Harbin Veterinary Research Institute royalties amounting to RMB16.2 million. For the third installment, due by October 20, 2016, the operating entity is to pay Harbin Veterinary Research Institute royalties amounting to RMB16.2 million. Starting from the date of production of the vaccine, the operating entity is obligated to pay Harbin Veterinary Research Institute a lump sum of 5% of the sales revenue by December 10 each year.

●	Liabilities of the operating entity: (i) if the operating entity fails to comply with the provision of confidentiality and scope of usage of the technology, it is obligated to pay Harbin Veterinary Research Institute liquidated damages of RMB10.0 million, and must compensate Harbin Veterinary Research Institute for any economic losses arising from the disclosure of confidential information; and (ii) if the operating entity fails to pay its royalties in full and on time, it is obligated to pay Harbin Veterinary Research Institute liquidated damages of RMB10.0 million and compensate for any incurred losses.

●	Liabilities of the Harbin Veterinary Research Institute: if Harbin Veterinary Research Institute fails to comply with the agreed-upon provisions regarding performance, it is obligated to pay the operating entity liquidated damages of RMB10.0 million and to refund all royalties previously paid by the operating entity.

●	Termination: this agreement may be terminated if (i) there is an occurrence of an event of force majeure; or (ii) both parties agree to terminate this agreement.

●	Dispute resolution: Any disputes incurred in connection with the performance of the contract shall be resolved through negotiation and mediation. If negotiation and mediation fail, the disputes shall be submitted to Harbin Arbitration Commission for arbitration.

Additionally, the operating entity entered into a technology licensing agreement with China Agricultural University and China Institute of Veterinary Drug Control on July 16, 2018, pursuant to which the operating entity is permitted to use the seed virus and production technology of Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G). The vaccine has been launched in January 2020. As of December 31, 2024, the total aggregate amount that has been paid by the operating entity pursuant to this agreement reach RMB6.0 million (US$0.8 million). The operating entity recognized it as intangible assets, and amortized it over the useful life of the licensed technology. Set forth below are the materials terms of the technology licensing contract:

●	Description of the technology: the Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G) is used to prevent Newcastle disease and H9 subtype avian influenza. The main content of this technical secret is the production process, production and testing of recombinant Newcastle disease virus and avian influenza (H9 subtype) inactivated vaccine, as well as related formulas. According to this agreement, the operating entity has the access to production technology of the vaccine, seed virus for production and testing, and related formula.

●	Performance: After obtaining the Registration Certificate of New Veterinary Drugs and within 15 days since the operating entity fully pays the royalties, China Agricultural University and China Institute of Veterinary Drug Control shall furnish to the operating entity (i) attenuated strains of virus; (ii) manufacturing and inspection procedures; (iii) quality standards and user guidebook; and (iv) quality standards and testing techniques for raw and auxiliary materials.

●	Scope of usage of the technology: the operating entity shall be only entitled to use the technology to produce and sell the vaccines under the supervision of the other two parties.

●	Infringement Indemnity: China Agricultural University and China Institute of Veterinary Drug Control shall ensure that this technology does not violate the legitimate rights of any third party. Should a third party accuse the operating entity of infringement, both entities are obligated to assist the operating entity in defending its rights.

●	Contract duration: July 16, 2018 to July 15, 2038.

●	Confidentiality: the seed virus and production process of the vaccine, and all information and data exchanged among the parties during the contract term are subject to strict confidentiality obligations. Should the operating entity violate these confidentiality obligations, it will be liable to pay liquidated damages amounting to RMB18.0 million to the non-breaching parties. Additionally, it will also forfeit any right to reclaim paid royalties and the non-breaching parties can terminate the agreement. Should the other two parties breach these confidentiality obligations, the operating entity is entitled to seek compensation for any direct economic losses incurred, up to the total amount of royalties actually paid.

●	Technical service and supervision: China Agricultural University shall provide on-site technical guidance and training to the operating entity, and China Institute of Veterinary Drug Control shall provide technical consultation. The operating entity is obligated to furnish China Agricultural University and China Institute of Veterinary Drug Control with all necessary conditions for utilizing the licensed technology, including trial production and technical training. The operating entity shall also cover associated costs, encompassing living and transportation expenses for technical supervisors and consultants.

●	Subsequent Improvement: should the operating entity intend to make subsequent improvements to the technology stipulated in this agreement, it must seek approval from the other two parties. The operating entity is prohibited from utilizing the technology for the R&D of any other new products.

●	Payment terms: the operating entity is obligated to pay royalties in installments, totaling RMB6.0 million, with RMB3.3 million to be paid to China Agricultural University, and the remaining RMB2.7 million to China Institute of Veterinary Drug Control. Within twenty working days after the effective date of this contract, the operating entity shall pay RMB2.0 million in royalties; RMB1.1 million to China Agricultural University, and the remaining RMB0.9 million to China Institute of Veterinary Drug Control. Within twenty working days after obtaining the Registration Certificate of New Veterinary Drugs, the operating entity shall pay an additional RMB4.0 million in royalties; RMB2.2 million to China Agricultural University, and the remaining RMB1.8 million to China Institute of Veterinary Drug Control. If the technical outcomes of this project fail to secure a Registration Certificate of New Veterinary Drugs, China Agricultural University and China Institute of Veterinary Drug Control shall refund all payments received from the operating entity, without interest, and shall not bear any further liabilities.

●	Termination and modification: (i) if a party cannot perform its obligations due to an event of force majeure, it will be exempted from liability for breach of contract, provided that it promptly informs the other two parties and submits a certificate proving inability to perform within thirty days; (ii) should a party be unable to fulfill its contractual obligations due to alterations in veterinary drug laws, regulations, or policies, it will be exempted from breach of contract liability, provided that it promptly informs the other two parties and supplies proof of inability to fulfill the contract within thirty days; and (iii) if this contract cannot be executed owing to factors like the production conditions of the operating entity, the entity may propose modifications to the contract but must compensate the other two parties for any losses incurred.

●	Liabilities of the operating entity: (i) if the operating entity fails to fully pay its royalties on time, it will incur a breach of contract. If the payment is overdue by no more than one month, the operating entity is obligated to pay the owed royalties and an additional late fee of 0.5% of the payable amount for each day of delay to the other parties. Should the payment be overdue by more than one month, the other two parties may, following negotiations, notify the operating entity of the contract’s termination. Any royalties previously paid by the operating entity are non-refundable; (ii) if the operating entity breaches the confidentiality provisions, it must pay the other two parties liquidated damages of RMB18.0 million; (iii) should the operating entity violate any other provisions of this contract, it will incur liability for breach of contract and must compensate the other two parties with liquidated damages of RMB18.0 million, in addition to ceasing the infringing acts immediately.

●	Liabilities of China Agricultural University and China Institute of Veterinary Drug Control: if either of the two parties violates the confidentiality provisions, it shall incur liability for breach of contract. The operating entity reserves the right to require the violating party to compensate for all resulting economic losses, up to the amount of the royalties paid by the operating entity at that time.

●	Dispute resolution: Any disputes incurred in connection with the performance of the contract shall be resolved through negotiation and mediation. If negotiation and mediation fail, the disputes shall be submitted to Beijing Arbitration Commission for arbitration.

The operating entity conducts research projects solely or cooperatively with third-party local universities. The associated costs incurred in these projects are solely funded by the operating entity. For certain research projects eligible for government subsidies, the operating entity receives subsidies from the government of Jilin Province, PRC, which the operating entity records as other income, government subsidies, in the consolidated statements of income and comprehensive income. Set forth below is a list of these research projects.

Project	Collaborator	Year
The Development and Efficacy Evaluation of the Porcine Hemagglutinating Encephalomyelitis Virus DNA Vaccine	Jilin University	2021
The Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf)	Jilin University	2021
The Development and Efficacy Evaluation of Jilin-region-specific High Efficiency Inactivated PED Vaccine	Jilin Academy of Agricultural Sciences	2021
Recombinant Newcastle Disease Virus and Avian Influenza Virus Combined Duplex Inactivated Vaccine	N/A	2021

Project	Collaborator	Year
Subsidized Project after Trading the Technology for Duck Tambusu Virus Live Vaccine	N/A	2022
Establishing the OFTu Immortalized Cell Line and its Application in Developing Ovine and Caprine Poxvirus Vaccine	Jilin University	2022
The Development of ASFV-PRV Nucleic Acid rapid Co-test Kit and its Application in the Quarantine of Cold-chain Pork	Jilin University	2022
The Development of Fish Enteritis Gene-deletion-attenuated Live Vaccine	Jilin Agricultural University	2022
The Virus Study, Laboratory Sample Preparation and Efficacy Evaluation of Inactivated Bovine Akabane Disease Vaccine	N/A	2022
The Development of Ovine and Caprine Contagious Pustular Virus mRNA Vaccine Based on Lipid Nanoparticle Technology	Jilin University	2023
The Development of Combined VSV-SVV Nucleic Acid Rapid Test Kit and its Application in the Quarantine of Cold-chain Pork	Jilin University	2023
The Study of Rapid Visual Nucleic Acid Test of Various SARS-CoV-2 Mutants	Jilin University	2023
The Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever	Jilin Agricultural University	2023
The Development and Application of Rapid Visual Test Technology for Key Viral Diseases in Goslings	Jilin Agricultural University	2023
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	Jilin Academy of Agricultural Sciences	2023
The Preparation Process Study of Immunoglobulin Y against Rotavirus Disease in Herbivorous Animals and its Prophylactic Application	Jilin Institute of Animal Husbandry and Veterinary Medicine	2023
The Research on the Antitumor Effect of Oncolytic ORFV Virus Against Animal Melanoma	Jilin University	2024
Innovation and Application of Bacteriophages in the Detection and Elimination of Foodborne Pathogens	Jilin Provincial Center for Animal Disease Prevention and Control	2024
Development of a Postbiotic Preparation Against Bacterial Enteritis in Fish	Jilin Academy of Agricultural Sciences	2024
Live Vaccine for Mycoplasma bovis	Huazhong Agricultural University	2024
Bivalent Inactivated Vaccine for Mycoplasma bovis and Pasteurella multocida (Serotype A)	Jilin Agricultural University	2025

For the project of the Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf), the operating entity entered into a cooperation agreement of joint research project with Jilin University on September 18, 2020. According to the agreement, Jilin University is tasked with rescuing, identifying, and purifying attenuated vaccine strains that lack the main virulence genes of ORFV. They will screen for candidate vaccine strains for Orf, assess the biological safety and immune protection effects of these strains, and undertake laboratory research, including immunity optimization studies. The operating entity will refine the cell culture and freezing processes for candidate vaccines, furnish sites for animal testing, and enforce standard procedures for the breeding and management of experimental animals. It is also responsible for aiding Jilin University in vaccination and sample collection and ensuring the harmless treatment of experimental animals. Upon approval of their application, Jilin University is entitled to receive 90% of the government funding, while the operating entity is allocated the remaining 10%. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. As of December 31, 2024, an accumulated cost of approximately RMB3.0 million (US$0.4 million) was incurred as costs in this project, which included raw materials purchase costs, employees’ salaries, electricity and gas costs, and depreciation expenses

For the project of the Development and Efficacy Evaluation of Jilin-region-specific High Efficiency Inactivated PED Vaccine, the operating entity entered into a cooperation agreement of joint research project with Jilin Agricultural Science and Technology University on September 19, 2020. According to the agreement, Jilin Agricultural Science and Technology University is responsible for designing and implementing the project, overseeing the control and isolation of PEDV in the Jilin region, and initiating laboratory research into the development of a PED cocktail inactivated vaccine. The operating entity is tasked with conducting evaluations of immune effects and pilot studies pertaining to the project, and supplying the necessary experimental resources for executing animal experiments. The parties collectively submit an application for government scientific research funding in the amount of RMB500,000, provided by the Jilin Provincial Department of Science and Technology, with Jilin Agricultural Science and Technology University consenting to contribute an additional RMB300,000 towards the project. Once the government funding from the Jilin Provincial Department of Science and Technology is received, 80% will be allocated to Jilin Agricultural Science and Technology University, and 20% will be allocated to the operating entity. The theoretical outcomes, including papers and monographs, developed independently by either party through their individual research, as well as the applied technical outcomes such as patents and the property rights of any resulting products, shall be respectively owned by the respective originating party. The ownership of scientific and technological outcomes from the project is collectively owned by both parties. Both parties may collectively apply for the registration of new veterinary drugs and evenly allocate intellectual property rights as well as the benefits derived from the conversion of scientific and technological achievements. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. The operating entity shall have priority in the manufacturing of products developed from the research. The project was completed in July 2020.

For the project of Establishing the OFTu Immortalized Cell Line and its Application in Developing Ovine and Caprine Poxvirus Vaccine, the operating entity entered into a cooperative research agreement with Jilin University on October 14, 2021. According to the agreement, Jilin University is assigned to construct an immortalized cell line of sheep nasal concha osseous tissue cells (OFTu) and is responsible for evaluating the proliferation capability of the OFTu cell line. Jilin University will also carry out chromosomal karyotype analysis and assess the potential tumorigenic capability of the OFTu cell line, along with evaluating the amplification capacity of sheep-derived poxvirus within the OFTu cell line. The operating entity is responsible for optimizing the large-scale cultivation and inheritance processes of the OFTu cell line and will provide assistance to Jilin University in conducting amplification tests on the smallpox virus vaccine strain within the OFTu cell line. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Development of ASFV-PRV Nucleic Acid rapid Co-test Kit and its Application in the Quarantine of Cold-chain Pork, the operating entity entered into a cooperative research agreement with Health Commission of Jilin Province and Jilin University on October 14, 2021. According to the agreement, Jilin University is tasked with establishing a multiplex fluorescence quantitative PCR test method to identify ASFV, PRV wild-type strains, and vaccine strains. It is also responsible to acquire an ASFV-PRV nucleic acid synchronous rapid detection kit and formulate a food safety quarantine report focusing on ASFV and PRV in cold-chain pork within Jilin Province. Health Commission of Jilin Province is responsible for supplying a P3 biosafety laboratory suitable for virus nucleic acid extraction and PCR amplification. It will assist Jilin University in sample collection and ensure the harmless treatment of all experimental materials. The operating entity will assemble the test kits and spearhead the marketing promotion. It will also assist Jilin University in collecting samples and conducting food safety quarantine against ASFV and PRV of cold-chain pork in Jilin Province. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Development of Fish Enteritis Gene-deletion-attenuated Live Vaccine, the operating entity entered into a cooperative research agreement with Jilin Agricultural University on October 9, 2021. According to the agreement, Jilin Agricultural University, as the host for the research project, is mandated to report, implement, and summarize the project, it is also responsible for a research project called “Construction and Immune Effect Evaluation of Live Attenuated Vaccine Strains Caused by Bacterial Enteritis Gene Deletion in Fish, and Screening of Frozen Protective Agents for Live Attenuated Vaccine Strains Caused by Bacterial Enteritis Gene Deletion in Fish.” The operating entity, on the other hand, is entrusted with the responsibility to optimize the processes pertaining to the attenuated live vaccine developed due to gene deletion causing bacterial enteritis in fish, as part of the aforementioned project. Upon receipt of the project funding, Jilin Agricultural University is to allocate RMB50,000 to the operating entity. Additionally, the operating entity is committed to contributing RMB250,000 towards the research project. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Should any disputes arise from the execution of this contract between the parties, the parties should endeavor to resolve them through negotiation and mediation. In instances where a resolution cannot be attained through negotiation and mediation, the aggrieved party has the right to initiate legal proceedings in the competent People’s Court in accordance with applicable laws. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Development of Ovine and Caprine Contagious Pustular Virus mRNA Vaccine Based on Lipid Nanoparticle Technology, the operating entity entered into a cooperative research agreement with Jilin University on September 13, 2022. According to the agreement, Jilin University is tasked with orchestrating the comprehensive design of the project. Its responsibilities include screening for the principal immunogenic proteins of the sheep infectious pus virus and conducting the antigen sequence design. It will also be creating mRNA preparations and developing mRNA lipid nanoparticles. Additionally, it will assess the safety and efficacy of the vaccine particles, ensuring thorough evaluation and compliance with relevant guidelines. The operating entity will refine the preparation, purification, and other pertinent processes related to the sheep infectious pus virus mRNA vaccine stock solution. It will supply sites for animal testing and oversee the daily standardized breeding and management of the experimental animals. Furthermore, it will assist Jilin University with vaccination procedures and sample collection and ensure the harmless treatment and ethical management of all experimental animals involved. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. As of December 31, 2024, an accumulated cost of approximately RMB2.9 million (US$0.4 million) was incurred in this project, which included raw materials purchase costs, employees’ salaries, electricity and gas costs, and depreciation expenses.

For the project of the Development of Combined VSV-SVV Nucleic Acid Rapid Test Kit and its Application in the Quarantine of Cold-chain Pork, the operating entity entered into a cooperative research agreement with Jilin University and Health Commission of Jilin Province on September 9, 2022. According to the agreement, Jilin University is responsible for leading the comprehensive design of the experimental project. It will develop a dual fluorescence quantitative PCR nucleic acid test method for the detection of Vesicular Stomatitis Virus (VSV) and Seneca Valley Virus (SVV). It will also assemble a combined VSV-SVV nucleic acid rapid test kit, assess its practical applications, and author a food safety quarantine report detailing the presence of VSV and SVV in cold-chain pork within Jilin Province. Health Commission of Jilin Province is tasked with supplying a P3 biosafety laboratory suitable for virus nucleic acid extraction and PCR amplification. It will support Jilin University in collecting samples and ensure the safe and harmless treatment of experimental materials. The operating entity will assemble the test kits and lead the marketing promotions. Additionally, it will aid Jilin University in collecting samples and conducting food safety quarantines against VSV and SVV in cold-chain pork within Jilin Province. Additionally, the operating entity is committed to contributing RMB300,000 towards the research project. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Study of Rapid Visual Nucleic Acid Test of Various SARS-CoV-2 Mutants, the operating entity entered into a cooperative research agreement with Jilin University on September 16, 2022. According to the agreement, Jilin University is entrusted with designing the project and is responsible for preparing probes labeled with organic luminescent materials. Its duties also include optimizing the conditions for isothermal amplification and assessing both the sensitivity and the applicability of the SARS-CoV-2 rapid nucleic acid visualization detection method on clinical samples. The operating entity is assigned to conduct comparative analyses on the complete gene sequences of multiple SARS-CoV-2 variants. They will design the necessary primers and probes and are responsible for evaluating the specificity of the SARS-CoV-2 rapid nucleic acid visualization detection method. The operating entity will invest RMB260,000 as R&D expenses for the project. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever, the operating entity entered into a cooperative research agreement with Jilin Agricultural University on September 13, 2022. According to the agreement, Jilin Agricultural University is assigned to handle the tasks related to the application, execution, and summarization of the project. Its responsibilities encompass the identification of strains and the development of a composite lactobacillus vaccine. It is also responsible for conducting a biosafety intermediate test and generating the corresponding biosafety intermediate test report to ensure the safety and compliance of the developed products. Meanwhile, the operating entity is responsible for undertaking the product inspection to ensure that the final output meets the required standards and specifications. Upon approval of the project funding, Jilin Agricultural University is allocated 90% of the government-provided funds, with the remaining 10% being designated to the operating entity. Throughout the duration of the research project, ownership of research outcomes and associated intellectual property rights originating from the research conducted by either party shall be vested in the party that conducts the research. Nonetheless, Jilin Agricultural University is granted the right to utilize the operating entity’s project information for non-commercial endeavors, such as the creation of government meeting presentations, reports, documents, and references to statistical data, etc. During the period of project execution, intellectual property rights will be mutually shared by both parties. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. As of December 31, 2024, RMB1.7 million (US$0.2 million) was incurred as costs in this project, which included raw materials purchase costs, employees’ salaries, electricity and gas costs, and depreciation expenses.

For the project of the Development and Application of Rapid Visual Test Technology for Key Viral Diseases in Goslings, the operating entity entered into a cooperative research agreement with Jilin Agricultural University and Jilin Provincial Center for Animal Disease Prevention and Control on September 13, 2022. According to the agreement, Jilin Agricultural University has been designated as the project host and is thereby responsible for the tasks of project application, implementation, and summarization. Within the scope of the project, Jilin Agricultural University will undertake the research focused on “the development of fluorescence quantitative PCR and visualization detection methods for prevalent viral diseases in goslings.” The operating entity is assigned the responsibility of marketing promotion for the developed detection methods. Jilin Provincial Center for Animal Disease Prevention and Control is entrusted with the tasks related to quality and standard inspection of the detection methods. Once the project funding is secured, Jilin Agricultural University is obligated to allocate an amount of RMB50,000 to the operating entity. Given that the project funding is dispersed in installments, Jilin Agricultural University shall ensure the transfer of the allocated amount to the operating entity within 30 days following the receipt of each installment. The operating entity is committed to contributing RMB250,000 towards the research project, representing 33.33% of the overall project budget. None of the parties shall, without the prior consent of the others, disclose to any third party the contents of this agreement or any related technical information or materials. The obligation to maintain confidentiality will be enforced for a period of three years from the date of the agreement. Should any disputes arise from the execution of this contract between the parties, the parties should endeavor to resolve them through negotiation and mediation. In instances where a resolution cannot be attained through negotiation and mediation, the aggrieved party has the right to initiate legal proceedings in the competent People’s Court in accordance with applicable laws. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the project of the Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs, the operating entity entered into a cooperative research agreement with Jilin Academy of Agricultural Sciences on September 19, 2022. According to the agreement, Jilin Academy of Agricultural Sciences is mandated to investigate conventional diagnostic markers for identical pathogens and specific markers for distinct pathogens, and to fabricate uniform and stable nucleic acid reference materials. This includes the design of primers and exo probes for pathogen diagnostic markers, optimization of primers, reaction systems, and conditions, and the assessment of specificity, sensitivity, stability, and accuracy. It is tasked with establishing a fluorescence ERA constant temperature detection method, enabling on-site rapid detection within 15-20 minutes. Furthermore, it will conduct background investigations on four types of porcine viral diarrhea pathogens prevalent in Jilin Province, finalize the prototype production of rapid diagnostic reagents, and facilitate the dissemination of grassroots technology. The operating entity, on the other hand, is obligated to grant access to the Jilin Province Animal Vaccine Engineering Research Center and is responsible for assembling a research and development team to standardize a constant temperature testing methodology. Additionally, it will provide existing vaccine strains and samples procured from pig farms situated in Jilin Province. The parties mutually acknowledge and agree that the ownership of the Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs, developed within the scope of this project, shall be vested solely in Jilin Academy of Agricultural Sciences. Consequently, any economic benefits derived from this technology will accrue to Jilin Academy of Agricultural Sciences. Additionally, all innovations, products, patents, and other intellectual property generated during the research phase of this project are to be the exclusive property of Jilin Academy of Agricultural Sciences. However, it is agreed that Jilin Academy of Agricultural Sciences shall, with priority, transfer any such advancements to the operating entity. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. The parties concur to jointly apply for governmental scientific and technological research funding amounting to RMB500,000 for the project. In addition, the operating entity commits to contributing RMB250,000 to the project. Upon successful acquisition of the government funding, it is planned that 80% of such funds will be allocated to Jilin Academy of Agricultural Sciences, and the remaining 20% will be assigned to the operating entity. As of December 31, 2024, an accumulated cost of RMB2.0 million (US$0.3 million) was incurred in this project, which included raw materials purchase costs, employees’ salaries, electricity and gas costs, and depreciation expenses.

For the project of the Preparation Process Study of Immunoglobulin Y against Rotavirus Disease in Herbivorous Animals and its Prophylactic Application, the operating entity entered into a cooperative research agreement with Jilin Institute of Animal Husbandry and Veterinary Medicine on September 20, 2022. According to the agreement, Jilin Institute of Animal Husbandry and Veterinary Medicine, serving as the project leader, will organize and execute the research by undertaking the following tasks: (i) conduct comprehensive molecular genetic analyses on rotavirus isolates obtained from varied hosts to identify the optimal antigenic epitopes; (ii) develop a multi-antigen epitope tandem expression vector, utilizing a rod-shaped virus multi-gene expression system, to facilitate the preparation of specific antigens; and (iii) refine the immunization regimen, augment the production efficiency of IgY antibodies, and perform comparative studies on the biological activity of antibodies yielded by various purification methodologies. The operating entity will act as a supporting member for the project, focusing on refining the production processes such as IgY drying and coating. It will also assess the clinical effectiveness of the products in preventing and controlling disease and will lead demonstrations and promotional activities on breeding farms. The project has a budget of RMB700,000, with 70% being sourced from the Jilin Provincial Science and Technology Innovation Research Funding and the remaining 30% contributed by the operating entity. The approved funds will be split at a 4:1 ratio, with Jilin Institute of Animal Husbandry and Veterinary Medicine receiving four times the amount allocated to the operating entity. Jilin Institute of Animal Husbandry and Veterinary Medicine holds ownership of the “Preparation Process Study of Immunoglobulin Y against Rotavirus Disease in Herbivorous Animals and its Prophylactic Application,” including all economic benefits, new technologies, products, patents, and other achievements derived from it. However, the operating entity retains the right of authorship for any patented achievements from the project. The agreement does not address or include provisions for the cross-licensing of intellectual property rights. The parties concur that should force majeure or technical risks arise during the execution of this agreement, hindering its continuation, prompt notification is required to mitigate losses and discuss alterations or termination of the agreement mutually. Any party can modify or terminate this agreement by providing a written notice to the other, 60 working days in advance. Following the planned task schedule, the operating entity has not initiated its activities, resulting in no incurred expenses as of the date of this annual report.

For the above projects, since the further costs involved cannot be measured reliably, the outcome or result under the research is not for sure, and the future economic benefits are uncertain, therefore, the operating entity recognized the costs incurred during the research as research and development expenses. The operating entity expects that the R&D expenses will increase significantly in the future, as it continues to develop new products, enhance its existing products and technologies, and perform activities related to obtaining additional regulatory approval.

As of the date of this annual report, the operating entity has 45 registered patents in mainland China. See “— Intellectual Property.” Faced with the ever-changing market demands, it continues to invest in acquiring new patents and technologies that are tailored to the market’s fast changing requirements.

Sales and Distribution

As of the date of this annual report, the operating entity has a sales team of 59 employees. The operating entity provides its sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel. The employment agreements with the sales team members include, contract period (fixed time or indefinite duration), job description, occupational hazard protection, termination provisions, and compliance with the Labor Law of the People’s Republic of China and the Labor Contract Law of the People’s Republic of China in all material aspects. The compensation package for the sales team includes vacation, social insurance, fixed base salaries and commissions based on the revenue or collection they achieve.

With the efforts of the sales team, the operating entity markets and sells its products through three main channels: (i) through its direct sales channel, (ii) through its distribution network, and (iii) through government tender and procurement, which account for 65.3%, 32.1%, and 2.6%, respectively, for the fiscal year ended December 31, 2024, 75.4%, 23.4%, and 1.2%, respectively, for the fiscal year ended December 31, 2023, and 79.6%, 18.4%, and 2.0%, respectively, for the fiscal year ended December 31, 2022.

Direct Sales Channel

The operating entity sells its products through its direct sales channel mainly by participating tender and procurement of major breeding companies and directly contracting with breeders.

Distribution Network

The operating entity’s domestic distributors cover 28 provincial-level administrative regions of the PRC for the resale of the operating company’s products in the Chinese market. Domestic distributors market and distribute the products in the regions where they are located.

The operating entity’s exporting distributors are local distributors in their respective countries. Through the efforts of these exporting distributors, the operating entity is able to sell its products overseas. The operating entity secures its exporting distributors mainly through Alibaba.com. The operating entity pays an annual fee to Alibaba.com. In return, Alibaba.com provides the operating entity with an online store on Alibaba.com where it can promote its products. Exporting distributors can find the operating entity and send inquiry emails by searching for product information at Alibaba.com.

The operating entity has either long-term written agreements, the term of which is normally one year, or brief purchase order-based sales agreements with its distributors, based on the demand of its distributor customers. The key terms of the distributor purchase agreements include:

●	the product’s name, type, quantity, and price;

●	qualifications, including business license, veterinary vaccines production and operation licenses, and inspection report. (The absence of any of these qualifications will result in termination of the agreements);

●	delivery method and payment terms: shipping costs are typically borne by the operating entity and payment shall be made before delivery;

●	risk of loss, which is typically borne by the operating entity until delivery;

●	breach of contract terms, including refunds and return of products (e.g., distributors are entitled to refunds and may return a product if the wrong product is delivered, or the product does not meet agreed upon quality standards); and

●	dispute solutions, including bringing a lawsuit at the local court where the distributors are located.

Government Tender and Procurement

Local governments are also direct-end user customers. The veterinary authority of provincial-level administrative regions government drafts an annual plan of veterinary vaccines procurement based on the animal epidemic within its territory, and purchases vaccines through a tender process. The authority arranges one or two tenders each year, which are delegated to a third-party tender agency company. There are two kinds of tenders, namely Qualification Tender and Quantity Tender. For Qualification Tender, the bidder only bids for the inclusion of the sales qualifications list and unit price of the product. For Quantity Tender, on the other hand, the bidder bids for the exact sales qualification which allow the bidder to enter into the particular procurement contract with the authority, and the unit price and quantity of the product. After the tender and bid, the company will enter into a contract with the authority or its subordinate center for animal disease control and prevention. After entering into the contract, the authority will place orders based on demand, and after delivery of the products, the company will be paid annually or semiannually. As of the date of this annual report, the operating entity is participating in two procurement contracts with two provincial and local veterinary authorities, providing Classical Swine Fever Vaccine, Live (Tissue Culture Origin), Swine Fever Vaccine, only for Government Procurement, Live (Tissue Culture Origin), and Highly Pathogenic Porcine Reproductive and Respiratory Syndrome Vaccine, Live. The key terms of procurement contracts include:

●	name of the vaccine, quantity, unit price and total price;

●	delivery terms, including time, location and receiver;

●	shipping fee, insurance, and payment terms; Shipping costs are the responsibility of the operating entity;

●	breach of contract terms, including return of products and compensatory damages; and

●	dispute solutions, including bringing a lawsuit at the local court, if negotiations are unsuccessful.

Production and Manufacturing

The operating entity production lines are all located at their facilities in the Jilin Economic & Technical Development Zone, Jilin Province, in the PRC. The operating entity produces products and stock inventory of raw materials at the facilities pursuant to the market demand, orders it receives or plans to receive, its production plan and capacity, and procurement information from its distributors. The production process is as follows:

The production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the highest quality and meet both regulatory and customer requirements.

The operating entity production lines run eight hours per day and 280 to 320 days per year. The annual production capacity of the operating entity’s manufacturing facilities in the fiscal year ended December 31, 2024 is demonstrated in the following table:

Veterinary Vaccines	Number
Swine Vaccine	233,045,107
Poultry Vaccine	1,338,417,200
Bovine and Ovine Vaccine	76,490,380

Quality Control

Quality and safety are always the operating entity’s core value. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. We believe that the operating entity has developed a sophisticated quality control management system in accordance with the requirements of Chinese laws and regulations.

The quality control management system fully covers the whole process of manufacturing, which consists of three parts: raw materials and viral seeds inspection, work in process check, and product examination.

Raw materials are inspected when they arrive the operating entity’s manufacturing facilities. The operating entity’s inspectors check their names, sizes, models, quantities, packaging, and supplier qualifications, to make sure they are in accordance with the purchasing order or receipt. After a work in process is made, it is subject to quality check. If it passes the quality check, the operating entity starts manufacturing vaccines based on the work in process. If it fails to pass the check, on the other hand, it is harmlessly disposed. The operating entity also inspects all its products before shipping them to customers.

Although different vaccine products require different inspections, the examinations of the operating entity’s viral seeds, works in process and products can be summarized as follows:

i.	Physical property inspection. Quality inspector observes whether the appearance, properties, dosage form, color, and other aspects of the product comply with the quality standard requirements.

ii.	Sterility testing. The tested samples should be free from bacterial contamination.

iii.	Safety testing. When the tested samples are injected into experimental animals, there should be no significant changes in the animals’ body temperature, appetite, and activity level.

iv.	Efficacy testing. Different vaccine samples undergo different efficacy tests, such as antibody assays, animal challenge studies, etc.

The operating entity prioritizes product quality management. It is committed to strengthening the professional ethics and cultivating quality consciousness of its employees and forming a strict quality management system, which we believe is in line with international standards. However, despite the quality control management system, the operating entity cannot eliminate the risks of errors, defects, or failures. See “Risk Factors-Risks Relating to Our Business and Industry-The operating entity may fail to detect or cure defects of its products.”

As of the date of this annual report, we or the operating entity is not aware of any other investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor have we or the operating entity been penalized additionally or can foresee any penalty to be made by any related PRC government authorities.

Competition

The veterinary vaccine industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The operating entity competes or plans to compete with manufacturers of veterinary vaccines. Some of these competitors are large, well-capitalized companies with greater market share, resources and experience than the operating entity has. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than the operating entity can. The operating entity competes based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability, and compatibility.

Below is a list of the operating entity’s major competitors.

Name	Aspects of Competition
Jinyu Bio-Technology Co., Ltd.	Vaccines for Swine, Poultry, Cattle, Sheep and Goat
Wuhan Keqian Biology Co., Ltd.	Vaccines for Swine and Poultry
Shanghai Shenlian Biomedical Co., Ltd.	Vaccines for Swine
Guangdong Yongshun Biopharmaceutical Co., Ltd.	Vaccines for Swine and Poultry
Shanghai Haili Biotechnology Co., Ltd.	Vaccines for Swine and Poultry

Although there can be no assurance that the operating entity will be able to continue to compete successfully in the future, we believe that the operating entity can compete successfully with these companies by offering products of better quality at comparable prices.

Intellectual Property

The operating entity’s business is dependent on a combination of trademarks, patents, domain names, and other proprietary rights in order to protect the operating entity’s intellectual property rights. As of the date of this annual report, the operating entity has 10 registered trademarks, 45 registered patents, three domain names and six registered copyrights in China. Set forth below is a detailed description of the operating entity’s registered intellectual properties.

Patents

Patent No.	Title	Patent Publication Date	Type of Patent Application	Expiration Date
ZL201410109323.4	Preparation Methods and Products of Live Pseudorabies Vaccine	February 24, 2016	Invention	February 23, 2036
ZL201410150556.9	H9N2 Avian Influenza Virus Strain, the Inactivated Vaccine and its Application	May 11, 2016	Invention	May 10, 2036
Zl201510063873.1	Vaccine Adjuvant and its Application on the Preparation of Newcastle Disease Inactivated Vaccine	November 10, 2017	Invention	November 9, 2037

Patent No.	Title	Patent Publication Date	Type of Patent Application	Expiration Date
ZL201821162503.9	A Fixing Strap of Temperature Transmitter for Livestock Temperature Measurement	January 18, 2019	Utility Model	January 17, 2029
ZL201821162650.6	An Aseptic Sampling Device for Bioreactors	June 4, 2019	Utility Model	June 3, 2029
ZL201821162656.3	A Fixing Device for Experimental Animals	September 3, 2019	Utility Model	September 2, 2029
ZL201821162502.4	A Temperature Adjustable Mouse Restrainer for Intravenous Injections	August 30, 2019	Utility Model	August 29, 2029
ZL201510320280.9	Porcine Circovirus Type 2 (Pcv2) Strain, the Inactivated Vaccine and its Application	September 7, 2018	Invention	September 6, 2038
ZL201521092537.1	A Chicken Embryo Allantoic Fluid Collector	June 15, 2016	Utility Model	June 14, 2026
ZL201521092546.0	A Liquid Tank Filter	May 25, 2016	Utility Model	May 24, 2026
ZL201520929535.7	Aseptic Protection Device for Reagent Bottles Capable of Controlling Liquid Level	April 27, 2016	Utility Model	April 26, 2026
ZL201520929411.9	A Thawing Device for Vaccines	April 27, 2016	Utility Model	April 26, 2026
ZL201520929389.8	A Container for Cell Culture Flasks	April 27, 2016	Utility Model	April 26, 2026
ZL201520929412.3	Vaccine Stir Bar with Movable Paddles	April 27, 2016	Utility Model	April 26, 2026
ZL201520929555.4	Folding Hand Cart	April 27, 2016	Utility Model	April 26, 2026
ZL201711107884.0	Porcine Rotavirus Strain, the Inactivated Vaccine and its Application	June 15, 2021	Invention	June 14, 2041
ZL202021428573.1	A Sealed Vaccine Refrigerator	April 30, 2021	Utility Model	April 29, 2031
ZL202021300518.4	An Easy-to-Transport Receiving Cart for Vaccine Production	March 16, 2021	Utility Model	March 15, 2031
ZL202021302199.0	A Make-Up Tank for Vaccine Production	May 18, 2021	Utility Model	May 17, 2031
ZL202021297863.7	A Water Bath for Vaccine Production	May 18, 2021	Utility Model	May 17, 2031
ZL202021598646.1	An Angle Adjustable Low-Temperature Storage Device for Vaccine	May 18, 2021	Utility Model	May 17, 2031
ZL202021599219.5	An Anti-Collision Transport and Storage Device for Veterinary Vaccine	May 18, 2021	Utility Model	May 17, 2031
ZL202120600080.X	A Sealer for Discharge Pipe	October 15, 2021	Utility Model	October 14, 2031
ZL202120616940.9	A Steam Sterilizer	December 14, 2021	Utility Model	December 13, 2031
ZL202120630917.5	A Foot-Operated Pressurization Device For 10,000 Ml Bottle	November 9, 2021	Utility Model	November 8, 2031
ZL202120655608.3	A Multi-Slot Egg Candler	November 23, 2021	Utility Model	November 22, 2031
ZL202120641694.2	An Easy-To-Use Fertile Egg Candler	October 15, 2021	Utility Model	October 14, 2031
ZL202021428550.0	A High-Volume Mixer for Veterinary Disinfectant	July 23, 2021	Utility Model	July 22, 2031

Patent No.	Title	Patent Publication Date	Type of Patent Application	Expiration Date
ZL202120651166.5	Flame Sterilizer for Low Volume Glasswares	March 31, 2021	Utility Model	March 30, 2031
ZL202222003543.1	A Low-temperature Storage Device for Feline Herpesvirus Vaccine	August 1, 2022	Utility Model	July 31, 2032
ZL202222022892.8	A Vessel for Culturing Cat Parvovirus	August 3, 2022	Utility Model	August 2, 2032
ZL202123045827.9	Puncher for the Agarose Diffusion Method	December 6, 2021	Utility Model	December 5, 2031
ZL202123039252.X	A Device for Cleaning the Internal Mechanism of Small Fermentation Tanks	December 6, 2021	Utility Model	December 5, 2031
ZL202122501249.9	A Liquid Dispenser with Damping Structure	October 18, 2021	Utility Model	October 17, 2031
ZL202122490625.9	A Cell Culture Bottle that Can be Sampled Multiple Times	October 14, 2021	Utility Model	October 13, 2031
ZL202021430170.0	A Dilution Device for Veterinary Vaccine	July 23, 2021	Utility Model	July 22, 2031
ZL202110408829.5	An Easy-to-operate Double-container Device and Method for the Proportional Dilution of Solutions	April 16, 2021	Invention	April 15, 2041
ZL202110409020.4	A Hand-held Shell Puncher for Embryonated Chicken Eggs	April 16, 2021	Invention	April 15, 2041
ZL202210137800.2	A Portable Device and Method for Detecting Mycoplasma in Chicken Serum	February 15, 2022	Invention	February 14, 2042
ZL202111033109.1	A Duck Tembusu Virus Live Vaccine Lyophilized Protectant: Preparation Method and Application	December 19, 2023	Invention	December 18, 2043
ZL202210137552.1	A dilution device for the toxic strain in the research of pseudorabies virus vaccine	September 13, 2024	Invention	September 12, 2044
ZL202210673698.8	An Evaluation Method for Virus Adsorption Capacity of Purification Media	February 21, 2025	Invention	February 20, 2045
ZL202420807181.8	A Column-Loading Device for Use in Purification Instruments	March 28, 2025	Utility Model	March 27, 2045
ZL202211262956.X	A lyophilized heat-resistant protectant for vaccines, its preparation method and application	April 22, 2025	Invention	April 21, 2045
ZL2024 21662496.4	A colony collection device	May 9, 2025	Utility Model	May 8, 2045

Trademarks

Trademark	Registration No.	Name	Registration Date	Classes	Term
	33129332	正无泄	June 7, 2019	5	June 6, 2029
	50312241	正圆瑧	July 7, 2021	5	July 6, 2031
	538324	吉生	December 30, 1990	5	December 29, 2030
	50346346	正无梭	August 7, 2021	5	August 6, 2031
	50331020	正无蓝	August 7, 2021	5	August 6, 2031
	40734059	7G	April 14, 2020	5	April 13, 2030
	33129152	正伪净	September 14, 2019	5	September 13, 2029
	33148263	正圆安	June 21, 2019	5	June 20, 2029
	32030808	正业生物	March 28, 2022	5	March 27, 2032
	79000991	正副安	January 7, 2025	5	January 6, 2035

Domain Name

Set forth below is a detailed description of the operating entity’s domain names.

Domain Name.	Registration Date	Expiration Date
jlzybio.com	May 14, 2018	May 14, 2026
正业生物.中国	May 17, 2018	May 17, 2026
jlzybio.cn	May 14, 2018	May 14, 2026

Copyrights

The operating entity owns six copyrights, the protection period of which lasts for 50 years from the first publication date of the work.

Copyright No.	Copyright Name	Copyright Publication Date	Type of Copyright	Copyright Application Date
00816517	抗非护猪保生产	April 12, 2019	works of fine arts	June 28, 2019
00802343	正业生物	June 8, 2018	works of fine arts	June 5, 2019
00793306	正喘停	June 8, 2018	works of fine arts	May 31, 2019
01338417	禽正好	N/A	works of fine arts	May 14, 2021
00793307	正业生物科技让动物更美好	June 8, 2018	works of fine arts	May 31, 2019
01338418	鸭正步	N/A	works of fine arts	May 14, 2021
00210642	鼻正康	February 28, 2019	works of fine arts	July 19, 2024
00238001	正喘宁	August 19, 2019	works of fine arts	August 12, 2024
00238002	正丹清	August 19, 2019	works of fine arts	August 12, 2024
00238003	正喜安	August 19, 2019	works of fine arts	August 12, 2024

Seasonality

The operating entity’s business is subject to seasonality. The seasonality is mainly due to the impact of the prevalence of animal diseases and the effect of temperature changes during different seasons on animal’s ability to resist various pathogens. Generally, with the change of seasons, especially the cooling of fall and winter, the immune ability of animal is weakened, and the prevalence of animal epidemic diseases is more likely to occur.

With the occurrence of animal diseases, the demand for veterinary products also increases, therefore, the veterinary product industry is subject to seasonality to some extent. However, with the mass production and conglomeration of downstream companies, raising awareness of epidemic prevention of livestock farmers, and enhanced planning and routinization of epidemic prevention, the seasonality of veterinary product industry is gradually attenuating.

Employees

As of December 31, 2024, 2023 and 2022, the operating entity had 277, 286 and 294 full-time employees, respectively.

The following table provides a breakdown of the operating entity’s employees by function as of December 31, 2024:

Function	Number of Employees
Manufacturing	112
Sales	59
Research and Development	52
Management	8
General	46
Total	277

The operating entity’s success depends on its ability to attract, motivate, train and retain qualified personnel. We believe the operating entity offers its employees competitive compensation packages and an environment that encourages self-development and, as a result, has generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC laws and regulations, the operating entity participates in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. The operating entity is required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of their employees.

We believe the operating entity maintains a good working relationship with its employees, and the operating entity has not experienced any material labor disputes. None of its employees are represented by a labor union.

Properties

The operating entity’s office, storage and manufacturing facilities are located in Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, the PRC.

Property the Operating Entity Owns

As of the date of this annual report, the operating entity owns the premises of its offices, storage and manufacturing facilities, which are all located at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin Province, the PRC, and cover an aggregate building area of approximately 396,975 square feet, with the breakdown set for in the below table:

Description/Use	Area (Square Feet)
Hog House	4,338
Quality Inspection Room No. 5	10,043
Power Center No. 3	23,322
Quality Inspection Room No. 4	6,724
Sewage Treatment Facility	1,049
Spleen and Lymph Vaccine Production Floor	28,395
Viral Strain Production Floor No. 2	24,434
Animal Health Room No. 6	14,671
Office Building	25,500
Electrical Substation Facility	1,632
SPF Chicken Facility	18,880
New Refrigerated Storage Facility	3,972
Vaccine Production Floor No. 1 Sector B	61,225
Garage	3,757
Water Pumping Facility	1,012
Animal Feed Storage Room	3,767
Dry Coal Shed	8,138
Boiler Room	10,484
Air Defense Basement	538
Cell Culture Facility	82,906
Power Center	31,058
Animal Experiment Center	30,592
Cement Storage Room	538

Property the Operating Entity Leases

In addition to the above-mentioned properties that the operating entity owns, it currently leases several properties in Jilin, Jilin province, the PRC and Jinan, Shandong province, the PRC for an aggregate area of approximately 1,087 square feet for warehouses, garage, and residences as of the date of this annual report. The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Total Rent	Term	Use
Yanping Qi	Jilin Zhengye	Room 2601, Unit 2, Building No. 12, Wanda Jiangpan Huacheng, Changyi District, Jilin, Jilin Province	958	RMB26,600 (March 19, 2023 – December 31, 2023) RMB7,000 (January 1, 2024 – March 19, 2024) RMB33,600 (March 19, 2024 – March 18, 2025) RMB33,600 (March 20, 2025 – March 19, 2026)	March 19, 2023 – December 31, 2023 January 1, 2024 – March 19, 2024 March 19, 2024 – March 18, 2025 March 20, 2025 – March 19, 2026	Residence
Guoliang Shi	Jilin Zhengye	No. 1547 Parking Space, 1st Floor, Wanda Plaza, Changyi District, Jilin, Jilin Province	129	RMB4,000	September 2, 2024 – September 1, 2025	Garage

Land Use Right

The operating entity is entitled to use a piece of national land of 979,765 square feet, for industrial purpose, located at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin Province, the PRC, with an expiration date of November 8, 2055.

Insurance

The operating entity provides social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for its employees. It does not carry any key-man life insurance, product liability and professional liability insurance and has not purchased any property insurance or business interruption insurance. It has determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider the insurance coverage to be sufficient for the operating entity’s business operations in China.

Environmental Matters

As a manufacturer of veterinary vaccines, the operating entity production activities are governed by PRC laws and regulations, including the Environmental Protection Law of the PRC, Law of the PRC on the Prevention and Control of Environment Pollution Caused by Solid Wastes, the Regulations on Discharge of Pollutants (Provisional), the Regulation on Urban Drainage and Sewage Treatment and the Measures for the Administration of Permits for Discharging Urban Sewage into the Drainage Pipeline. In order to better comply to these laws and regulations, the operating entity has invested RMB530,438 in pollutant treatment for the period from July 1, 2022 to December 31, 2024.

The wastewater the operating entity generates can be divided into domestic wastewater and active toxic sewage. Domestic wastewater can be disposed directly into municipal pipelines, while active toxic sewage can be disposed into sewage treatment station after being subject to high-temperature sterilization and inspection. The corner wastes generated are cleaned and collected by the cleaning personnel and transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation are collected and sent to relevant manufacturers for recycling. If new products are developed in the future, the operating entity will take corresponding environmental protection measures according to relevant laws and regulations.

As of the date of this annual report, except as disclosed in this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor has it been punished or can foresee any punishment to be made by any government authorities of the PRC.

Legal Proceedings

As of the date of this annual report, neither we nor the operating entity is a party to any material legal or administrative proceedings. From time to time, the operating entity may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the operating entity’s resources, including management’s time and attention. Furthermore, as of the date of this annual report, the operating entity is not a party to any international claims or litigation with respect to defective products or other matters.

Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our PRC subsidiary and the operating entity’s operations and business. This summary does not purport to be a complete description of all laws and regulations that apply to our PRC subsidiaries and the operating entity’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in October 2018. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investors in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, which is referred to as “the Negative List.” The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited” on the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries on the Negative List and shall meet such requirements as stipulated by the Negative List for making investment in “restricted” industries on the Negative List. Accordingly, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Negative List (2024), which took effect on November 1, 2024, and the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which took effect on January 1, 2023. Industries not listed on the Negative List (2024) are generally open for foreign investments unless specifically restricted by other PRC laws.

The Foreign Investment Law and its implementing rules also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds, except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprises are legally liable for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

Regulations Related to Veterinary Drugs Production and Operation

On April 9, 2004, the State Council promulgated the Regulation on Veterinary Drug Administration, which was most recently amended on March 27, 2020. These regulations apply to the research and development, production, marketing, import and export, use, as well as supervision and administration of veterinary drugs within the PRC. Pursuant to the Regulation on Veterinary Drug Administration, any enterprise which produces veterinary drugs requires a Veterinary Drug Production License; and any enterprise which deals in veterinary drugs requires a Veterinary Drug Operation License. The validity periods of the Veterinary Drug Production License and the Veterinary Drug Operation License are both five years. Enterprises that produce or manage veterinary drugs without the Veterinary Drug Production License or the Veterinary Drug Distribution License will be ordered to stop their production or business and their illegal income will be confiscated. In serious cases, they will be investigated for the crime of illegal operation.

On April 21, 2020, the Ministry of Agriculture and Rural Affairs of the PRC promulgated a new version of the Measures for the Administration of the Production and Quality Control of Veterinary Biological Products with an effective date of June 1, 2020, governing the production, storage, supervision and administration of veterinary biological products within the PRC. According to these measures, any enterprise producing veterinary drugs shall establish a quality assurance system that conforms to the requirements of quality control for veterinary drugs, and ensure that the production, control, storage and sales of veterinary drugs meet the registration requirements of veterinary drugs.

The veterinary drug operators in the PRC shall also comply with the Norms for the Business Operation and Quality Management of Veterinary Drugs, which was promulgated by the Ministry of Agriculture and Rural Affairs on January 15, 2010 and amended on November 30, 2017. It is a set of standards regulating the quality management of veterinary drugs operators in the PRC, including but not limited to operation sites, equipment, personnel, bylaws, purchases, warehousing, distribution and freight.

On March 17, 2021, the Ministry of Agriculture and Rural Affairs of the PRC promulgated a new version of the Measures for the Administration of the Business Operation of Veterinary Biological Products with an effective date of May 15, 2021, governing the distribution, operation, supervision and administration of veterinary biological products within the PRC. According to these measures, any enterprise that engages in the business operation of biological products for veterinary use shall obtain a Veterinary Drug Operation License. The business scope in the Veterinary Drug Operation License shall specifically state the categories of biological products, for example, whether they are national compulsory immunity biological products, and the name of the entrusted production enterprise of biological products for veterinary use.

According to the Measures for the Administration of Veterinary Drug Registration, after completing clinical trials, new veterinary drug registration applicants should submit an application to the Ministry of Agriculture and Rural Affairs and provide relevant documents as required by Announcement No. 442 of the People’s Republic of China’s Ministry of Agriculture and Rural Affairs on veterinary drug registration materials. After receiving the application materials, the Ministry of Agriculture and Rural Affairs forwards them to the review center, which completes a formal review within 10 working days. If the requirements are met, a Notice of Acceptance for Veterinary Drug Registration Application will be issued. If the requirements are not met, a Notice of Non-Acceptance for Veterinary Drug Registration Application will be issued, along with reasons for the decision.

After the acceptance of the veterinary drug registration, the applicant should submit the application materials to the review center within 20 working days. Upon receiving the application materials, the review center completes all technical evaluations within a cumulative total of 120 working days and presents its review opinions and conclusions to the Ministry of Agriculture and Rural Affairs.

If the initial review identifies significant defects, the review center will suggest non-approval based on the existing application materials. If additional materials are needed, the review center should request all supplementary materials at once, and the applicant should provide all required supplementary materials within 132 working days. After the applicant provides the supplementary materials, if substantive defects still exist, the review center will suggest non-approval. If the applicant doesn’t need to supply new technical materials and only needs to provide explanatory notes for the application materials, the review center will notify the applicant to submit the relevant explanations within 20 working days. If the review center needs to review the applicant’s supplementary materials or explanatory notes again, the review period for that application will be extended by 40 working days.

If, after the initial review, the application generally meets the requirements and needs to undergo registration inspection, the review center will notify the applicant and inform the provincial veterinary department where the pilot production enterprise is located to carry out on-site verification and sampling. The China Veterinary Drug Monitoring Institute should, based on the product quality standards approved by the review center and confirmed by the applicant, determine quality inspection items based on risk and organize quality inspections and standard reviews for the new veterinary drugs being registered. The China Veterinary Drug Monitoring Institute should deliver the quality inspection report and standard review opinions of the registered sample to the review center within 120 working days, and at the same time, send a copy to the applicant. Registration inspection for special veterinary drugs and vaccine products can be completed within 150 working days.

After receiving the applicant’s supplementary materials or explanations, as well as various other reports from verification, inspection, validation, and review, the review center initiates the re-review process. It then formulates review opinions and conclusions and, along with relevant materials, submits them to the Ministry of Agriculture and Rural Affairs. The Ministry of Agriculture and Rural Affairs should complete its review within 60 working days from the date of receiving the review opinions and conclusions from the review center. For veterinary drugs that meet the requirements, they will be announced. The applicant will be issued a New Veterinary Drug Registration Certificate, accompanied by approved production processes, registration standards, and sample drafts of labels and instructions. Registration Certificate of New Veterinary Drugs verifies that the veterinary drug product has undergone all the necessary tests and evaluations to ensure its safety, efficacy, and quality, and it can be used for animals under the stipulated uses and dosages. It is a required certificate for a manufacturer before receiving an Approval Number for Veterinary Biological Products for a vaccine and commencing manufacturing such vaccine.

After obtaining the New Veterinary Drug Registration Certificate, the applicant is able to submits an application for an Approval Number for Veterinary Biological Products to the Ministry of Agriculture and Rural Affairs. The Ministry of Agriculture and Rural Affairs organizes the China Institute of Veterinary Drug Control to conduct a technical review of the application materials in accordance with regulations. If sample testing is required, it is conducted by the China Institute of Veterinary Drug Control. The Veterinary Bureau of the Ministry of Agriculture and Rural Affairs proposes an approval plan based on the review opinions, and after approval by the minister, the Approval Number for Veterinary Biological Products will be issued to the applicant. With the Approval Number for Veterinary Biological Products, the manufacturer is able to produce the vaccine.

After receiving the New Veterinary Drug Registration Certificate and Approval Number for Veterinary Biological Products, the manufacturer should complete the Veterinary Biological Product Lot Release Record Form and submit it to the China Institute of Veterinary Drug Control along with documents such as the Certificate of Good Manufacturing Practices for Animal Drugs, Veterinary Drug Production Permit, and Approval Number for Veterinary Biological Products. If the record information meets the requirements, the China Institute of Veterinary Drug Control issues a Veterinary Biological Product Lot Release Record Documentation to the manufacturer. The manufacturer, with the Veterinary Biological Product Lot Release Record Documentation, apply for sampling to provincial veterinary drug supervision and inspection institutions and provide the China Institute of Veterinary Drug Control with the Lot Release Product Catalog, Veterinary Biological Product Production and Inspection Report, and Veterinary Biological Product Lot Release Sampling Form. Upon receiving the sampling application submitted by the manufacturer, the provincial veterinary drug supervision and inspection institution should complete the sampling work within 7 working days. The China Institute of Veterinary Drug Control should complete the review within 7 working days after receiving the materials and, when necessary, conduct spot checks and inspections. If compliant with regulations, a Veterinary Biological Product Lot Release Qualification Notice will be issued to the manufacturer. With the Veterinary Biological Product Lot Release Qualification Notice, the manufacturer is able to sell its vaccines domestically.

Regulations Related to Breeding and Use of Animals in Experiment

According to the Regulation on the Administration of Laboratory Animals issued by the National Science and Technology Committee (now known as “the Ministry of Science and Technology”) in November 1988 and amended by the State Council in March 2017, the government has adopted a quality certification system for the supervision of animal experiment in respect of the breeding, quarantine and epidemic prevention, use of animals in experiments, import and export of laboratory animals, as well as the qualification of personnel involving in animal experiment.

The State Science and Technology Commission and the State Bureau of Quality and Technical Supervision jointly promulgated the Administration Measures on Good Practice of Experimental Animals in December 1997. The Ministry of Science and Technology and other regulatory authorities promulgated the Administrative Measures on the Certificate for Experimental Animals (Trial) in December 2001. All of these laws and regulations require a Certificate for Use of Laboratory Animals for performing experiments on animals. A laboratory animal operation license is required for personnel involved in the breeding, reproduction, supply, transportation and commercial operation of laboratory animals. Any entity or individual who uses laboratory animals for scientific research and experiment is required to obtain a permit for the use of laboratory animals. Applicants of laboratory animal operation license and use permit shall satisfy certain conditions. No entity or individual shall perform animal experiment and operation without such license or permit. The results of animal experiment will not be recognized if the experiment is conducted by an entity or individual without such license or permit or that the animal and relevant materials are supplied by a provider without the operation license.

Regulations Related to Product Quality

According to the Product Quality Law of the PRC, which was effective as from September 1, 1993 and last amended by the SCNPC on December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards of health and safety or other requirements may result in civil liabilities and be imposed on administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products, and even revoking business license. In addition, severe violations may subject the responsible individual or enterprise to criminal investigation.

Pursuant to the Civil Code of the PRC, which became effective on January 1, 2021, the infringed party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage. Where the product defects are caused by the producers, the sellers shall have the right to recover the same from the producers after paying compensation. If the products are defective due to the fault of the seller, the producer may, after paying compensation, claim the same from the seller.

Regulations Related to Export and Import

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on December 10, 2001 which came into effect on January 1, 2002, the Foreign Trade Law of the PRC promulgated by the Standing Committee of National People’s Congress, or the SCNPC, on May 12, 1994 which came into effect on July 1, 1994 and last amended on December 30, 2022, the Customs Law of the PRC promulgated by the SCNPC, on January 22, 1987 which came into effect on July 1, 1987 and last amended on April 29, 2021, the Measures for Record Filing and Registration by Foreign Trade Dealer promulgated by the Ministry of Commerce (the “MOFCOM”) on June 25, 2004, which came into effect on July 1, 2004 and last amended on May 10, 2021 and the Administrative Provisions of the Customs of the PRC on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs of the PRC on November 19, 2021 which came into effect on January 1, 2022, foreign trade business operators engaging in the import or export of goods or technology must go through the record filing and registration formalities with the MOFCOM or the agency entrusted by the MOFCOM. Unless otherwise provided for, the declaration of import or export goods and the payment of duties may be made by the consignees or consignors themselves, or by entrusted customs brokers. Customs declaration entities refer to consignees or consignors of imported or exported goods or customs brokers that have filed for record with Customs. Customs declaration entities may conduct customs declaration business within the customs territory of the PRC.

Regulations Related to Intellectual Property

Patents

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyrights

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in 2020, and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies various entities which may be held liable for violations, including copyright holders, libraries and Internet service providers.

Trademarks

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014, and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and became effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures. The statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Permission to commence production or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, and even criminal punishment.

As of the date of this annual report, we or the operating entity is not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we or the operating entity been punished or can foresee any punishment to be made by any government authorities of the PRC.

Regulations on Disposal of Hazardous Waste

Pursuant to the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste, which was promulgated by the SCNPC in 1995 and was latest amended on April 29, 2020, entities generating hazardous waste shall store, utilize and dispose hazardous waste according to the relevant requirements of the state and environmental protection standards, and shall not dump or pile up hazardous waste without authorization. Furthermore, it is forbidden to entrust entities without a permit for disposal to dispose of hazardous waste, otherwise the competent ecological and environmental authorities shall impose fines, confiscate illegal gains, order the entities to make rectification, and in serious circumstance, order the entities to suspend business or close down upon the approval of the government authorities.

Regulations on Urban Drainage and Sewage Treatment

According to the Regulations on Discharge of Pollutants (Provisional) promulgated by the Ministry of Ecology and Environment of the PRC (formerly known as Ministry of Environmental Protection of the PRC) on January 10, 2018 and amended on August 22, 2019 and the Regulations on the Administration of Pollutant Discharge Permits promulgated by the State Council on January 24, 2021, business units and entities that discharge pollutant registered in the list of regular pollutant sources shall apply for permit for discharge of pollutants. No discharge of pollutants shall be allowed if such permit is required.

According to the Regulation on Urban Drainage and Sewage Treatment, which was promulgated by the State Council in 2013, and the Measures for the Administration of Permits for Discharging Urban Sewage into the Drainage Pipeline, which was promulgated by the Ministry of Housing and Urban-Rural Development in 2015 and last amended in 2022, enterprises, institutions and individually-owned businesses engaging in industry, construction, food and beverage, medical service and other activities which discharge sewage into urban drainage facilities shall apply to the competent urban drainage authorities for a permit for sewage discharge into the drainage pipe network, or the Drainage Permit. Entities discharging sewage into urban drainage facilities without obtaining a Drainage Permit shall be ordered by the relevant urban drainage authority to suspend their illegal activities, take remedial measures within a time limit, re-apply the Drainage Permit, and may be imposed a fine of less than RMB500,000.

Regulations on Consumer Rights Protection

The Consumer Rights and Interests Protection Law, as promulgated on October 31, 1993 and most recently amended in 2013 by the SCNPC, imposes stringent requirements and obligations on business operators. Failure to comply with the consumer protection requirements could subject the business operators to administrative penalties including warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulations Related to Foreign Exchange and Dividend Distribution

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under these regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration, and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including that (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the Circular 28 was newly issued, there are substantial uncertainties as to its interpretation and implementations in practice.

Regulations on Dividend Distribution

The principal regulations governing dividends distributions by companies is the PRC Company Law. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was last amended on December 29, 2018, and on December 6, 2007. The State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was amended on April 23, 2019. Both laws are collectively referred to as the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance of the PRC (the “MOF”) on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. Both regulations are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of Value-added Tax (the “VAT”). The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Value-Added Tax Policies Concerning the Application of Low Tax Rates and Simplified Taxation Method for Certain Goods promulgated on January 19, 2009 and the Notice of the Ministry of Finance and the State Administration of Taxation on Simplifying Value-added Tax Rate Policies promulgated on June 13, 2014, if general taxpayers sell biological products which are made of microbes, metabolin of microbes, animal toxin, blood or organism of human beings or animals, VAT shall be paid and calculated at the rate of 3% under the simplified method.

Dividends Withholding Tax

According to the EIT Law, dividends paid to their foreign investors by foreign-invested companies that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Double Tax Avoidance Arrangement and Tax Evasion on Income promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Administration of Taxation on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the State Administration of Taxation (the “SAT”) and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments (the “Circular 35”), which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties promulgated in 2015. The Circular 35 abolishes the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism.

Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Based on the Notice of the State Administration of Taxation on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis is used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant is obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant do not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant is unlikely to be recognized as an beneficial owner to enjoy tax treaty benefits.

Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-resident Enterprises (the “Circular 698”). By promulgating and implementing the Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (the “Circular 7”) on February 3, 2015, which replaces certain provisions in the Circular 698. The Circular 7 introduces a new tax regime that is significantly different from that under the Circular 698. The Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698, but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The Circular 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets of the PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “SAT Circular 37”), which came into force and replace the Circular 698 and certain provisions in the Circular 7 on December 1, 2017 and was partly amended on June 15, 2018. The SAT Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to SAT Circular 37, where the party responsible for withholding such income tax does not, or is unable to, withhold the taxes that should have been withheld to the relevant tax authority, the party may be subject to penalties. Where the non-resident enterprise receiving such income fails to declare and pay taxes that should have been withheld to the relevant tax authority, the party may be ordered to rectify within a specific time limit.

Regulations Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal penalties in the case of serious violations. In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, the CSRC, and the SAFE, issued the M&A Rules, which took into effect on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

Since the Foreign Investment Law (the “FIL”) and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations. According to the Anti-Monopoly Law which took effect on August 1, 2008, where the concentration of business operators reaches the filing threshold stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. We currently are not subject to the Anti-Monopoly Law because we do not reach the filing threshold stipulated by the State Council. If we will be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which will also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Business Overview

We, through the operating entity, focus on the research, development, manufacturing and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including swine vaccines, poultry vaccines and other vaccines (including vaccines for cattle, goats, sheep and dogs). The operating entity’s products are available in 28 provincial regions across China and are exported overseas to Vietnam, Pakistan and Egypt.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	the operating entity’s ability to develop high-demand products and expand its business beyond vaccines for livestock by entering into the household animals vaccines industry;

●	the operating entity’s ability to expand its sales and distribution network;
●	the operating entity’s ability to continue to upgrade its technological capabilities; and

●	the operating entity’s ability to maintain its product quality.

Results of Operations

Net Revenues

We derived revenues from (i) swine vaccines, (ii) poultry vaccines and (iii) other vaccines. The following table sets forth a breakdown of our revenues both in absolute amounts and as a percentage of our total revenues for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022		2023		2024
		(in thousands, except for percentages)
Revenues	RMB	%	RMB	%	RMB	US$	%
Swine vaccines	235,610	90.5	188,919	89.3	157,789	21,617	84.7
Poultry vaccines	16,370	6.3	15,430	7.3	15,506	2,124	8.3
Other vaccines	8,289	3.2	7,302	3.4	13,061	1,790	7.0
Total	260,269	100	211,651	100	186,356	25,531	100

As our revenues are generated from different distribution channels, the following table sets forth a breakdown of our revenues from different distribution channels for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	%	RMB	US$	%
Direct sales channel	207,324	79.6	159,529	75.4	121,774	16,683	65.3
Distribution network	47,845	18.4	49,623	23.4	59,854	8,200	32.1
Government tender and procurement	5,100	2.0	2,499	1.2	4,728	648	2.6
Total	260,269	100	211,651	100	186,356	25,531	100

Cost of Revenues

Costs of revenues consist primarily of inventory cost and shipping and handling cost of providing these services or goods. The following table sets forth a breakdown of our cost of revenues by nature both in absolute amounts and as a percentage of our total cost of revenues for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
		(in thousands, except for percentages)
Cost of revenues:	RMB	%	RMB	%	RMB	US$	%
Swine vaccines	94,019	83.7	73,257	77.8	71,327	9,772	75.0
Poultry vaccines	10,484	9.3	11,575	12.3	13,979	1,915	14.7
Other vaccines	7,887	7.0	9,311	9.9	9,755	1,336	10.3
Total	112,390	100	94,143	100	95,061	13,023	100

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and allowance for credit losses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll and related expenses for personnel engaged in research and development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Allowance for credit losses

The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

	For the years ended December 31,
	2022		2023		2024
	(in thousands, except for percentages)
	RMB	%	RMB	%	RMB	US$	%
Sales and marketing expenses	34,565	42.1	40,743	56.2	41,269	5,654	55.1
General and administrative expenses	24,321	29.6	23,592	32.5	22,575	3,093	30.2
Research and development expenses	13,424	16.4	11,901	16.4	12,794	1,753	17.1
Allowance (reversal) for credit losses	9,735	11.9	(3,714)	(5.1)	(1,782)	(244)	(2.4)
Total	82,045	100	72,522	100	74,856	10,256	100

TAXATION

Cayman Islands

Under current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to their shareholders, no withholding tax will be imposed.

BVI

Our subsidiaries incorporated in the BVI are not subject to tax on income or capital gain. In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Our subsidiary in Hong Kong is subject to a two-tiered profits tax rate regime. The first HKD$2 million of assessable profits earned by a company is subject to be taxed at a profits tax rate of 8.25%, while the remaining profits will continue to be taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US$ as of and for the years ended December 31, 2024, are solely for the convenience of the readers, and they were calculated at the rate of US$1.00 to RMB7.2993.

	For the years ended December 31,
	2022	2023	2024
	(in thousands)
	RMB	RMB	RMB	US$
Net revenues	260,269	211,651	186,356	25,531
Cost of revenues	(112,390)	(94,143)	(95,061)	(13,023)
Gross profit	147,879	117,508	91,295	12,508
Sales and marketing expenses	(34,565)	(40,743)	(41,269)	(5,654)
General and administrative expenses	(24,321)	(23,592)	(22,575)	(3,093)
Research and development expenses	(13,424)	(11,901)	(12,794)	(1,753)
Reversal (allowance) for credit losses	(9,735)	3,714	1,782	244
Total operating expenses	(82,045)	(72,522)	(74,856)	(10,256)
Operating income	65,834	44,986	16,439	2,252
Other income (expenses):
Other income	650	433	692	95
Other expenses	(100)	(199)	(337)	(45)
Interest income	114	312	231	32
Interest expense	(2,839)	(4,423)	(4,043)	(554)
Unrealized foreign exchange gain	—	—	679	93
Government subsidy	255	2,653	733	100
Total other expenses, net	(1,920)	(1,224)	(2,045)	(279)
Income before income taxes	63,914	43,762	14,394	1,973
Income tax expense	(8,172)	(6,253)	(924)	(127)
Net income	55,742	37,509	13,470	1,846

Net Revenues

Our revenue decreased by RMB25.3 million or 12.0% from RMB211.7 million for the year ended December 31, 2023 to RMB186.4 million (US$25.5 million) for the year ended December 31, 2024, primarily due to the veterinary vaccine market adjustments and the reduced sales of swine vaccines following the Company’s strategic realignment of sales practices aimed at diversifying its customer base and reducing concentration risk.

Our revenue decreased by RMB48.6 million or 18.7% from RMB260.3 million for the year ended December 31, 2022 to RMB211.7 million for the year ended December 31, 2023, primarily due to the veterinary vaccine market adjustments and the reduced sales of swine vaccines following the Company’s strategic realignment of sales practices aimed at diversifying its customer base and reducing concentration risk.

Our revenue from sales to the operating entity’s largest customer dropped from RMB110.3 million for the year ended December 31, 2023 by RMB27.2million to RMB83.1 million (US$11.4 million) for the year ended December 31, 2024. The company aims to develop a more diversified customer base amid fierce market competition. Our revenue from sales to the operating entity’s largest customer dropped from RMB193.9 million for the year ended December 31, 2022 by RMB83.6 million to RMB110.3 million for the year ended December 31, 2023. Despite the reduction in revenue from sales to our largest customer, our total revenue decreased by only RMB48.6 million, indicating a lesser overall impact on our revenue, due to increased sales to our second largest customer. As of December 31, 2023, our largest customer accounted for 53.2% of our total accounts receivable, which was then reduced to 49.0% by December 31, 2024. The Company adjusted its sales approach to mitigate risks associated with dependency on a single customer, despite the potential negative effect on our revenue.

Revenue from sales of swine vaccines. Our revenue from sales of swine vaccines dropped from RMB188.9 million for the year ended December 31, 2023 to RMB157.8 million (US$21.6 million) for the year ended December 31, 2024. Our revenue from sales of swine vaccines dropped from RMB235.6 million for the year ended December 31, 2022 to RMB188.9 million for the year ended December 31, 2023. Revenue from sales of swine vaccines decreased as a result of the control of sales to the operating entity’s largest customer.

Revenue from sales of poultry vaccines. Our revenue from sales of poultry vaccines increased from RMB15.4 million for the year ended December 31, 2023 to RMB15.5 million (US$2.1 million) for the year ended December 31, 2024. Our revenue from sales of poultry vaccines dropped from RMB16.4 million for the year ended December 31, 2022 to RMB15.4 million for the year ended December 31, 2023. There was no significant change in revenue from sales of poultry vaccines and the difference was caused by normal demand fluctuation.

Revenue from sales of other vaccines. Our revenue from sales of other vaccines increased by RMB5.8 million from RMB7.3 million for the year ended December 31, 2023 to RMB13.1 million (US$1.8 million) the year ended December 31, 2024. The increase in sales of other vaccines was caused by the increased sales of the vaccines for sheep. Our revenue from sales of other vaccines dropped from RMB8.3 million for the year ended December 31, 2022 to RMB7.3 million for the year ended December 31, 2023. There was no significant change in revenue from sales of other vaccines and the difference was caused by normal demand fluctuation.

Cost of Revenues

Our cost of revenues increased by 1.0% from RMB94.1 million for the year ended December 31, 2023 to RMB95.1 million (US$13.0 million) for the year ended December 31, 2024. The increase is mainly due to the increase in the cost of poultry vaccines. Cost of revenues decreased by 16.2% from RMB112.4 million for the year ended December 31, 2022 to RMB94.1 million for the year ended December 31, 2023. The decrease in 2023 is largely in line with the decline in net revenues due to decreased subscription of the operating entity’s products.

Gross Profit

As a result of the foregoing, our gross profit decreased from RMB117.5 million for the year ended December 31, 2023 to RMB91.3 million (US$12.5 million) for the year ended December 31, 2024. Our gross profit margin decreased from 55.5% to 49.0%, mainly due to the lower sales price and unchanged fixed cost. Our gross profit decreased from RMB147.9 million for the year ended December 31, 2022 to RMB117.5 million for the year ended December 31, 2023. Our gross profit margin decreased from 56.8% for the year ended December 31, 2022 to 55.5% for the year ended December 31, 2023, mainly due to the lower sales of swine vaccines and unchanged fixed cost.

Operating expenses

Our total operating expenses increased from RMB72.5 million for the year ended December 31, 2023 to RMB74.9 million (US$10.3 million) for the year ended December 31, 2024, reflecting the decrease in our general and administrative expenses and reversal for credit losses, and increases in our sales and marketing expenses, research and development expenses. Our total operating expenses decreased from RMB82.0 million for the year ended December 31, 2022 to RMB72.5 million for the year ended December 31, 2023, reflecting the decrease in our general and administrative expenses, research and development expenses and allowance for credit losses, and increases in our sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB40.7 million for the year ended December 31, 2023 to RMB41.3 million (US$5.7 million) for the year ended December 31, 2024. The increase in sales and marketing expenses mainly resulted from an increase in payroll for sales staffs, marketing promotion expenses and entertainment, partially offset by a decrease in travel expenses and advertising expenses. Our sales and marketing expenses increased from RMB34.6 million for the year ended December 31, 2022 to RMB40.7 million for the year ended December 31, 2023. The increase of sales and marketing expenses mainly resulted from increase in travel expenses, conference expenses, and marketing promotion expenses, partially offset by a decrease in payroll for sales staffs and technology service expenses.

General and administrative expenses. Our general and administrative expenses decreased from RMB23.6 million for the year ended December 31, 2023 to RMB22.6 million (US$3.1 million) for the year ended December 31, 2024. The decrease in administrative expenses is attributed to the reduction in employee compensation and decrease in depreciation and amortization. Our general and administrative expenses decreased from RMB24.3 million for the year ended December 31, 2022 to RMB23.6 million for the year ended December 31, 2023. The decrease in general and administrative expenses mainly resulted from decrease in depreciation and amortization, partially offset by increase in payrolls for administrative staffs.

Research and development expenses. Our research and development expenses increased from RMB11.9 million for the year ended December 31, 2023 to RMB12.8 million (US$1.8 million) for the year ended December 31, 2024. The increase in research and development expenses mainly resulted from an increase in material expenses. Our research and development expenses decreased from RMB13.4 million for the year ended December 31, 2022 to RMB11.9 million for the year ended December 31, 2023. The decrease in research and development expenses mainly resulted from a decrease in material expenses and other expenses.

The following table sets forth a summary of our total spending for each research and development project subsidized by the Government of Jilin Province, the PRC, for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2022	2023	2024
Total Project Expenses	RMB	RMB	RMB	US$

The Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf)	471,633	939,254	1,495,072	204,824
Recombinant Newcastle Disease Virus and Avian Influenza Virus Combined Duplex Inactivated Vaccine	23,681	—	—	—
The Virus Study, Laboratory Sample Preparation and Efficacy Evaluation of Inactivated Bovine Akabane Disease Vaccine	659,009	844,513	1,416,313	194,034
The Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever	720,457	938,767	45,805	6,275
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	—	1,130,075	885,882	121,365
Total	1,874,780	3,852,609	3,843,072	526,498

The investment in R&D project costs is not comparable, and different projects are at different stages and their inputs are different.

Allowance for credit loss were RMB9.7 million for the year ended December 31, 2022. Our reversal of credit loss amounted to RMB3.7 million for the year ended December 31, 2023. Our reversal of credit loss amounted to RMB1.8 million (US$0.2 million) for the year ended December 31, 2024.

Operating income

Our operating income was RMB65.8 million, RMB45.0 million and RMB16.4 million (US$2.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Net income

As a result of the foregoing, net income was RMB55.7 million, RMB37.5 million and RMB13.5million (US$1.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the years ended December 31,
	2022	2023	2024
	(in thousands)
	RMB	RMB	RMB	US$
Net cash provided by operating activities	17,335	48,184	41,046	5,624
Net cash used in investing activities	(27,328)	(11,765)	(27,665)	(3,790)
Net cash provided by (used in) financing activities	13,455	(18,979)	(22,129)	(3,031)
Net increase (decrease) in cash and restricted cash	3,462	17,440	(8,748)	(1,197)
Effect of exchange rate changes on cash and restricted cash	—	—	168	22
Cash and restricted cash at beginning of year	6,284	9,746	27,186	3,724
Cash and restricted cash at end of year	9,746	27,186	18,606	2,549

As of the date of this annual report, we have financed our operating and investing activities primarily through cash generated from operating and financing activities. As of December 31, 2023 and 2024, our cash were RMB15.1 million and RMB18.6 million (US$2.5 million), respectively. Our cash primarily consists of bank deposits.

As of December 31, 2023 and 2024, our restricted cash was RMB12.1 million and RMB1,500 (US$206), respectively. Restricted cash mainly consists of bank time deposits, which are defined as time deposits with original maturities longer than three months but less than one year, or long-term bank deposits with maturity dates within one year.

We believe that our current cash and expected cash provided by operating and financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

All of our revenues have been, and we expect that they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from the IPO to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from the IPO in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries.

Operating Activities

Net cash generated from operating activities was RMB41.0 million (US$5.6 million) in 2024. The difference between our net cash provided by operating activities and our net income of RMB13.5 million (US$1.8 million) was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB24.2 million (US$3.3 million), as compared to RMB23.9 million in 2023, for we had higher gross property, plant and equipment in 2024 than 2023, (ii) a reversal of allowance for credit losses of RMB1.8 million (US$0.2 million), as compared to RMB3.7 million in 2023, because we had stronger collection in 2024, and (iii) The impairment for inventory and intangible asset was RMB6.0 million (US$0.8 million), compared to an impairment of RMB10.0 million in 2023. Changes in working capital mainly resulted from (i) an increase in note receivables of RMB3.8 million (US$0.5 million), as compared to a decrease of RMB8.3 million in 2023, (ii) a decrease in accounts receivable of RMB16.3 million (US$2.2 million), as compared to decrease of RMB31.0 million in 2023, for we continue to have strong collection for our accounts receivable, (iii) a decrease in accounts payable of RMB0.4 million (US$ nil), as compared to a decrease of RMB35.6 million in 2023, (iv) an increase in advance to suppliers of RMB7.7 million (US$1.1 million), as compared to an increase of RMB0.6 million in 2023, because we paid advance to suppliers to secure materials, (v) an increase in inventory of RMB5.9 million (US$0.8 million), as compared to an increase of RMB12.9 million in 2023.

Net cash generated from operating activities was RMB48.2 million in 2023. The difference between our net cash provided by operating activities and our net income of RMB37.5 million was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included depreciation and amortization of RMB23.9 million, as compared to RMB18.8 million in 2022, for we had higher gross property, plant and equipment in 2023 than 2022, a reversal of credit losses of RMB3.7 million, as compared to a provision for credit losses of RMB9.7 million in 2022, because we had stronger collection in 2023, and impairment for inventory and intangible assets of RMB10.0 million, as compared to RMB1.0 million in 2022, for the increase in obsolete inventory. Changes in working capital mainly resulted from a decrease in note receivables of RMB8.3 million, as compared to an increase of RMB22.7 million in 2022; a decrease in accounts receivable of RMB31.0 million, as compared to an increase of RMB25.0 million in 2022; and a decrease in accounts payable of RMB35.6 million, as compared to a decrease of RMB9.7 million in 2022.

Investing Activities

Net cash used in investing activities was RMB27.7 million (US$3.8 million) in 2024, which represented payments for purchases of property and equipment of RMB13.6 million (US$1.9 million) and purchases of intangible assets of RMB14.2 million (US$1.9 million).

Net cash used in investing activities was RMB11.8 million in 2023, which represented payments for purchases of short-term investments of RMB1.2 million, purchase of property and equipment of RMB7.4 million and purchases of intangible assets of RMB4.2 million, offset by proceeds from disposal of property, plant and equipment of RMB1.1 million.

Net cash used in investing activities was RMB27.3 million in 2022, which represented payments for purchases of property and equipment.

Financing Activities

Net cash used in financing activities was RMB22.1 million (US$3.0 million) in 2024, which represented proceeds from loans of RMB90.1 million (US$12.3 million), repayment of loans of RMB92.9 million (US$12.7 million), dividend payment to shareholders of RMB16.0 million (US$2.2 million) and payment of IPO expenses of RMB 3.5 million (US$0.5 million).

Net cash used in financing activities was RMB19.0 million in 2023, which represented proceeds from loans of RMB79.9 million, repayment of loans of RMB54.9 million, dividend payment to shareholders of RMB39.5 million and payment of IPO expenses of RMB4.5 million.

Net cash provided by financing activities was RMB13.5 million in 2022, which represented proceeds from loans of RMB99.9 million, partially offset by repayment of loans of RMB65.0 million and dividend payment to shareholders of RMB21.4 million.

Capital Expenditure

Our capital expenditures are primarily incurred for purchases of intangible assets, property, plant and equipment and prepayment for purchase of intangible assets. We made capital expenditures of RMB27.3 million, RMB11.8 million and RMB27.7 million (US$3.8 million) in the year ended December 31, 2022, 2023 and 2024, respectively. The increase of capital expenditures was mainly because of the increase in patents and investment in office building projects in 2024. Our capital expenditures have been primarily funded by cash generated from the operating entity’s operations. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from the operating entity’s operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Quantitative And Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Since July 21, 2005, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Political, social and economic risks

The Company has substantially all operations in China through its PRC subsidiary, Jilin Zhengye. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1 of our consolidated financial statements, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the year presented.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank, accounts receivable and other receivables. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2023, MYF and Shuangbaotai accounted for 53.2% and 10.8% of the Company’s total accounts receivable, respectively. The Company’s outstanding account receivable from MYF as of December 31, 2023 has been collected in full in 2024. As of December 31, 2024, MYF accounted for 49.0% of the Company’s total accounts receivable. Both MYF and Shuangbaotai are listed companies and leading pig farming companies in China.

For the year ended December 31, 2022, MYF accounted for 74.5% of the Company’s total revenues. For the year ended December 31, 2023, MYF and Shuangbaotai accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, MYF accounted for 44.6% of the Company’s total revenues.

As of December 31, 2023, no vendor accounted above 10.0% of the Company’s total accounts payable. As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable.

For the year ended December 31, 2022, two vendors accounted for 25.3% and 12.9% of the Company’s total purchases, respectively. For the year ended December 31, 2023, no vendor accounted above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

We had outstanding bank loans of RMB86.4 million (US$11.8 million) as of December 31, 2024.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loans	86,433	81,633	4,800	—	—
Total	86,433	81,633	4,800	—	—

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended December 31, 2024, 2023 and 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies we follow in the preparation of the accompanying consolidated financial statements are summarized below.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells veterinary vaccines, with an emphasis on vaccines for livestock, to customers.

The Company enters into contract with their customers to provide veterinary vaccines, mainly vaccines for livestock. All of the Company’s contracts have single performance obligation as the promise is to transfer the goods to customers, and there are no other separately identifiable promises in the contracts. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. The Company’s revenue is recognized at a point in time when the control has been transferred, usually when the customer accepts the goods.

The Company offers their distributors with sales rebate. According to the items in the contract, the Company pays certain sales rebate, in the form of products with equivalent value, to distributor once the distributor purchases stipulated amount products from the Company. Sales rebate is considered as variable consideration. The Company estimates annual expected revenue of each individual distributor with reference to their historical results. The sales rebate reduces revenues recognized. At the end of each reporting period, the Company updates the estimated revenue to represent faithfully the circumstances present at the end of the reporting period.

Apart from the sales rebate, the Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”), collected on behalf of tax authorities in respect of product sales.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory are determined using the weighted average method. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2022, 2023 and 2024 was RMB0.5 million, nil and nil.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “Derivate assets” included in the short-term investment and the liability has been recognized as ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contract and interest rate swap contract are recorded in other income in the Company’s consolidated statements of income and comprehensive income but do not impact our cash flows.

Valuation allowance for deferred tax assets

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China.

Name	Age	Position(s)
Zhenfa Han	72	Director and Chairman of the Board
Songlin Song	50	Co-Chief Executive Officer
Aiden Han	33	Co-Chief Executive Officer
Wenhua Sun	58	Director
Ping Wang	45	Chief Financial Officer
Zhongyao Liu	40	Chief Operating Officer
Wei Lian	44	Vice General Manager
Yuyou He	63	Vice General Manager
Yuhong Cheng	49	Vice General Manager
Ping Jiang	61	Independent Director
Wenbing Wang	54	Independent Director
Jiayao Wu	46	Independent Director

The following is a brief biography of each of our executive officers and directors:

Zhenfa Han has been our Director since March 2023 and Chairman of the Board since May 2023. He has served as the Director of the operating entity since April 2004, and he served as the Chairman of the Board of the operating entity from September 2015 to September 2018. He reassumed the role of Chairman of the Board of the operating entity since January 2022. Mr. Han also held the following prominent positions outside of our Company: a member of the 10th, 11th, and 12th National Committee of the Chinese People’s Political Consultative Conference (“CPPCC”), a member of the Social and Legal Affairs Committee of the CPPCC, a standing committee member of the Jilin Provincial CPPCC, the Deputy Director of the Legal Affairs Committee of the Jilin Provincial CPPCC, a standing committee member of the All-China Federation of Industry and Commerce, the Vice President of the Agricultural Industry Chamber of Commerce under the All-China Federation of Industry and Commerce, the Vice President of the Jilin Provincial Federation of Industry and Commerce, the Executive Director of China Society for Promotion of the Guangcai Program, the Executive Director of the China Animal Agriculture Association, and the President of the Jilin Provincial Animal Husbandry Association. The National Equities Exchange and Quotations of the PRC (the “NEEQ”) circulated a notice of criticism towards Mr. Han, which was recorded in the Securities and Futures Market Integrity File on May 18, 2022. The Securities and Futures Market Integrity File, established and maintained by the CSRC, is a system that records various information of the regulatory authorities and individuals and entities engaged in the securities and futures market activities, including notices of criticism circulated by the CSRC towards securities issuers and their management, for their non-compliance with securities laws and regulations, which can be accessed by the public and affect the reputations of those recorded in it. Information of more serious violations, such as administrative penalties, market bans, and criminal penalties, is also included in the Securities and Futures Market Integrity File. Notices of criticism will remain in the Securities and Futures Market Integrity File for three years, while information of more serious violations will remain for five years. The criticism was due to his failure to diligently and faithfully perform his duties, and he was responsible for Jilin Zhengye’s delay in reviewing and disclosing two agreements. Further, Jilin Zhengye was deemed the primary party responsible for the obligations of special clauses, i.e. valuation adjustment mechanism. The issuance of a notice of criticism may impact the reputations of the individual or entity documented within it. It may influence investors’ investment decisions, by providing insights into the integrity and reliability of the listed individual or entity. As confirmed by our PRC counsel, Guantao, there is no negative impact on the value of the Ordinary Shares or the operating entity’s business, given that: (i) Jilin Zhengye voluntarily disclosed to the CSRC in the form of a public announcement about its delay in reviewing and disclosing two agreements; (ii) the notice of criticism is the lightest punishment and Mr. Hans’s non-compliance does not involve any administrative penalties, market bans, or criminal penalties; and (iii) the notice of criticism is the punishment for the operating entity’s past behavior and will neither affect the operating entity’s business nor the Company’s Ordinary Shares. He obtained his Bachelor degree in Philosophy from Jilin Provincial Party School in the PRC in 1989.

Aiden Han has been our Co-Chief Executive Officer since March 2025. Mr. Aiden Han is the son of Zhenfa Han, a director and the chairman of the Board of the Company. He received his bachelor’s degree in business administration from University of Southern California in 2017.

Songlin Song has been our Chief Executive Officer since May 2023. He has served as the Director and General Manager of the operating entity since September 2018. Prior to joining the operating entity, Mr. Song was a General Manager of China Animal Husbandry Industry Co., Ltd., from April 2018 to August 2018. Mr. Song is an advisor of the master programs in Jilin University College of Veterinary Medicine. Mr. Song holds Senior Veterinarian Professional Title and Principal Senior Economist Professional Title in China. He obtained his Bachelor degree in Veterinary Medicine from China Agriculture University in 1998.

Wenhua Sun has been our Director since May 2023. Ms. Sun has been the General Manager of Beijing Huazheng Property Management Co., Ltd. since January 2020. She also has been the Director of Zhengye Investment Co., Ltd. and the Director and General Manager of Beijing Hanzhenyuan International Hotel Co., Ltd. since August 2014. Ms. Sun obtained her Bachelor degree in Party and Government Management from Changchun Radio and Television University in the PRC in 1987.

Ping Wang has been our Chief Financial Officer (“CFO”) since May 2023. He has served as the CFO of the operating entity since December 2021. Mr. Wang has over nineteen years of experience in finance performance control. Prior to joining the operating entity, Mr. Wang was a Financial Director of Beijing Sanju Environmental Protection & New Materials Co., Ltd., from January 2017 to November 2021. Mr. Wang holds Intermediate Accountant Qualification and Auditor Qualification in China. He obtained his Bachelor degree in Financial Accounting Education from Jilin Agricultural University in the PRC in 2003. Mr. Wang became a Certified Internal Auditor of the Institute of Internal Auditors in November 2014.

Zhongyao Liu has been our Chief Operating Officer since April 2024. He has served as the Director, Vice General Manager, and Board Secretary of the operating entity since April 2021. Prior to joining the operating entity, Mr. Liu was an M&A Manager of Beijing Oriental Yuhong Waterproof Technology Co., Ltd. From March 2019 to September 2020, Mr. Liu served as a Senior Investment Manager at Beijing New Building Materials Public Limited. From April 2018 to March 2019, he served as an Oversea Investment Manager at Jilin Yatai (Group) Co., Ltd. He obtained Bachelor’s degree in Marketing from Jilin University in the PRC in 2008. He also obtained a Master degree of Financial Engineering from Nagasaki University in Japan in 2012. Mr. Liu became a Certified Management Accountant of the Institute of Certified Management Accountants of the U.S. in September 2018.

Wei Lian has been our Vice General Manager since May 2023. He has served as the Deputy General Manager of the operating entity since April 2018. Mr. Lian is an advisor of the master programs in Jilin Agricultural University School of Veterinary Medicine. He holds Senior Veterinarian Professional Title in China. Mr. Lian obtained his Bachelor’s degree in Animal Medicine from Jilin Agricultural University in the PRC in 2005. He also obtained a Master degree of Veterinary from Jilin Agricultural University in the PRC in 2012.

Yuyou He has been our Vice General Manager since May 2023. He has served as the Deputy General Manager of the operating entity since February 2010. Mr. He is an advisor of the master programs in Shanghai Veterinary Research Institute of Chinese Academy of Agricultural Sciences. He holds Senior Veterinarian Professional Title in China. He obtained his Bachelor’s degree in Veterinary from Jilin Agricultural University in the PRC in 1984.

Yuhong Cheng has been our Vice General Manager since May 2023. She has served as the Deputy General Manager of the operating entity since August 2020. She was the Director of Human Resources and Administration of the operating entity from October 2018 to August 2020. Ms. Cheng obtained her Junior College’s degree in Industrial Foreign Trade from Jilin Institute of Chemical Technology in the PRC in 1998, and Bachelor’s degree in English Education from Northeast Normal University in the PRC in 2002.

Ping Jiang has served as our Independent Director since September 30, 2024. Mr. Jiang has been working in College of Veterinary Medicine of Nanjing Agricultural University since September 1989. From July 2018 to September 2023, he served as the dean of College of Veterinary Medicine of Nanjing Agricultural University. Mr. Jiang obtained his Bachelor’s degree in Veterinary Medicine from Nanjing Agricultural University in 1986, his Master’s degree in Preventive Veterinary Medicine from Nanjing Agricultural University in 1989, and his Doctor’s degree in Infectious Diseases and Preventive Veterinary Medicine from Nanjing Agricultural University in 1998. The Company believes Mr. Jiang is qualified to serve as its director because of his expertise in veterinary medicine.

Wenbing Wang has served as our Independent Director since September 30, 2024. Mr. Wang has been the chief financial officer of another Nasdaq listed company, Phoenix Motor Inc. (Nasdaq: PEV), an U.S.-based electric vehicle manufacturer that designs and produces electric trucks and buses, since June 2021. He was the senior vice president of finance of a Nasdaq listed company, SPI Energy Co., Ltd. (Nasdaq: SPI), a provider of photovoltaic and electric vehicle solutions for business, residential, government, and utility customers and investors, from November 2020 to June 2021. Mr. Wang served as the chief executive officer of Redwood Group International from February 2017 to November 2020. He was an independent director of Feuntune Light Acquisition Corporation (Nasdaq: FLFVU), a director of IT Tech Packaging, Inc. (NYSE: ITP), a director of Redwood Group International, and a director of Fushi Copperweld, Inc. Mr. Wang obtained his Bachelor’s degree in English from University of Science and Technology, Beijing in 1994, and his Master’s degree in Business Administration from University of Rochester in 2002. The Company believes Mr. Wang is qualified to serve as its director because of his expertise in finance and his experience in U.S.-listed company management.

Jiayao Wu has served as our Independent Director since September 30, 2024. Mr. Wu served as the chief financial officer of GXEVER Holdings Limited, a one-stop integrated marketing services provider, from September 2019 to August 2020. He was a director and the chief executive officer of Hengqin Yi He He Yi Fund Management Limited from August 2020 to January 2024. Mr. Wu obtained his Bachelor’s degree in Applied Mathematics from Sun Yat-sen University in 2002, and his Master’s degree in Business Administration from Sun Yat-sen University in 2014. The Company believes Mr. Wu is qualified to serve as its director because of his expertise in finance.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

Mrs. Wenhua Sun, our Director, is the spouse of Mr. Zhenfa Han, and Mr. Aiden Han, our Co-Chief Executive Officer, is the son of Mr. Zhenfa Han, our Chief Executive Officer, Director, and Chairman of the Board. Except as disclosed, no other directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB4,498,676 as compensation to our executive officers and directors.

As of the date of this annual report, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

C. Board Practices

Board of Directors

Our board of directors, or Board of Directors, consists of five directors, including three independent directors. Unless a shareholding qualification for directors is fixed by ordinary resolution passed by the Company’s shareholders, a director is not required to hold any shares in our Company to qualify to serve as a director. Subject to the Cayman Companies Act and our amended and restated memorandum and articles of association, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company or the shareholders for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established provided that such director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with our articles of association herein. An independent director is prohibited from entering into any transaction that would constitute a “related party transaction”, as defined by the rules and regulations of the Nasdaq Stock Market or under applicable laws, that could reasonably affect their status as an independent director. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. A general notice to the board of directors by a director to the effect that: (a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him; shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given. Following a declaration being made pursuant to our articles of association, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the Nasdaq Stock Market, and unless disqualified by the chairman of the relevant board of directors meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. The directors may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital, and subject to the Cayman Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security party for any debt, liability obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jiayao Wu, Wenbing Wang, and Ping Jiang. Jiayao Wu is the chairperson of our audit committee. We have determined that Jiayao Wu, Wenbing Wang, and Ping Jiang satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Jiayao Wu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Wenbing Wang, Ping Jiang, and Jiayao Wu. Wenbing Wang is the chairperson of our compensation committee. We have determined that Wenbing Wang, Ping Jiang, and Jiayao Wu satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ping Jiang, Jiayao Wu, and Wenbing Wang. Ping Jiang is the chairperson of our nominating and corporate governance committee. We have determined that Ping Jiang, Jiayao Wu, and Wenbing Wang satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties and Powers of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached.

In accordance with our amended and restated memorandum and articles of association and the Cayman Companies Act, the duties and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	appointing officers and determining the term of office of the officers;

●	declaring dividends and distributions;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Our directors may be appointed by an ordinary resolution of its shareholders either to fill a casual vacancy or as an addition to the existing board of directors. In addition, our board may, by the affirmative vote of a simple majority of our directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on its board or as an addition to the existing board subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the Nasdaq Stock Market. At each annual general meeting, one-third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. Our directors to retire by rotation shall include any director who wishes to retire and not offer himself for re-election. Any further directors so to retire shall be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. Our director will be cease to be a director automatically if, among other thing, the director (i) resigns his office by notice in writing delivered to the Company at the office or tendered at a meeting of the board of directors (ii) is found to be or becomes of unsound mind or dies; (iii) without special leave of absence from our board of directors, is absent from three consecutive meetings of our board and our board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our articles of association, as amended from time to time. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by amending our articles of association.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this registration statement, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Insider Participation Concerning Executive Compensation

Chairman of the Board of Directors and director, Mr. Zhenfa Han has been making all determinations regarding executive officer compensation from the inception of our Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website prior to the initial closing of the initial public offering.

Executive Compensation Recovery Policy

Our board of directors has adopted an executive compensation recovery policy applicable to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We have made our executive compensation recovery policy publicly available on our website prior to the initial closing of the initial public offering.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 47,391,376 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Zhenfa Han(2)(4)	42,963,748	90.66%
Wenhua Sun	—	—%
Aidan Han	—	—%
Ping Wang	—	—%
Songlin Song	—	—%
Zhongyao Liu	—	—%
Wei Lian(3)(i)	83,060	0.18%
Yawen Dong(3)(ii)	124,590	0.26%
Yuyou He(3)(iii)	50,064	0.11%
Wanlin Zhang(5)	—	—%
Yuhong Cheng	—	—%
Ping Jiang	—	—%
Wenbing Wang	—	—%
Jiayao Wu	—	—%
All directors and executive officers as a group (14 individuals):	43,221,462	91.20%
5% Shareholders:
Zhenfa Han(4)	42,963,748	90.66%
Securingium Holding Limited(2)(4)	40,000,000	84.40%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China.

(2)	Represents 40,000,000 Ordinary Shares held by Securingium Holding Limited, a BVI company, which is (i) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han, and (ii) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, which acts as the trustee of Generations United Trust. The settlor, beneficiary, and protector of Generations United Trust is Zhenfa Han. The registered address of Securingium Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, BVI.
(3)	Represents 2,278,752 Ordinary Shares held by Vanguards Skyline Holdings Limited, a BVI company, which is 100% owned by Changchun Feier Investment Center (Limited Partnership).

(i)	Wei Lian owns 3.645% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.1819% interest in the Company;
(ii)	Yawen Dong, a former Vice General Manager who retired on April 30, 2024, owns 5.4675% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.2728% interest in the Company; and
(iii)	Yuyou He owns 2.197% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.1096% interest in the Company.
(4)	Zhenfa Han, our Director and Chairman of the Board, beneficially owns (i) 40,000,000 Ordinary Shares through Securingium Holding Limited, (ii) 684,996 Ordinary Shares through VVAX Holdings Limited, and (iii) 2,278,752 Ordinary Shares through Vanguards Skyline Holdings Limited.
(5)	Wanlin Zhang, a former Vice General Manager, retired on April 30, 2024.

As of the date of this annual report, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the year ended December 31, 2024, we obtained a working capital loan from Jiahe Developments limited, which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB145,986 (US$20,000). As of December 31, 2024, the amount due to Jiahe Developments limited was RMB145,986 (US$20,000), which was fully repaid subsequently on January 27, 2025.

For the years ended December 31, 2022, 2023 and 2024, the operating entity purchased goods from Jilin Huazheng Agriculture and Animal Husbandry Development Co., Ltd. (“Jilin Huazheng”), which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB90,556, RMB126,573 and RMB118,883 (US$16,287), respectively.

For the year ended December 31, 2023, the operating entity sold a motor vehicle to Beijing Hanzhenyuan international hotel Co., Ltd. (“Beijing Hanzhenyuan”), a company controlled by a shareholder of the Company, with a net carrying value of RMB737,713. As of December 31, 2023 and 2024, the amount due from Beijing Hanzhenyuan was RMB737,713 and RMB737,713 (US$101,066), and the amount was fully collected subsequently on March 17, 2025.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, neither we nor the operating entity is a party to any material legal or administrative proceedings. From time to time, the operating entity may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the operating entity’s resources, including management’s time and attention. Furthermore, as of the date of this annual report, the operating entity is not a party to any international claims or litigation with respect to defective products or other matters.

Dividend Policy

During the fiscal years ended December 31, 2022, 2023 and 2024, dividends declared amounted to RMB17.7 million, RMB55.1 million and RMB0.2 million (US$28,376), respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profit and/or share premium, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiary and from the operating entity to our PRC subsidiary. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China, are subject to local taxes. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

Current PRC regulations permit Hainan Senhan, to pay dividends to Peg Biotechnology only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Hainan Senhan is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Peg Biotechnology may be considered a non-resident enterprise for tax purposes, so that any dividends Hainan Senhan pays to Peg Biotechnology may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — Enterprise Taxation in Mainland China.”

In order for us to pay dividends to our shareholders, we will rely on payments from our Hong Kong subsidiary, Peg Biotechnology. Peg Biotechnology will rely on payments made from Hainan Senhan. Hainan Senhan relies on payments made from Jilin Zhengye. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong resident enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Hainan Senhan to its immediate holding company, Peg Biotechnology. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Peg Biotechnology intends to apply for the tax resident certificate if and when Hainan Senhan plans to declare and pay dividends to Peg Biotechnology. See “Risk Factors — Risks Relating to Doing Business in the PRC — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 7, 2025 under the symbol “ZYBT.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 7, 2025 under the symbol “ZYBT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum of association and articles of association, the Cayman Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report on Form 20-F.

Registered Office

Our registered office in the Cayman Islands is at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Under our amended and restated memorandum of association, the objects of our Company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands and are capable of exercising all the powers exercisable by a natural person or body corporate in any part of the world. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairman of such meeting;

●	by at least three shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Cayman Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the board of directors. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) or (in the case of a shareholder being a corporation) by its duly authorized representative not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Cayman Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq Stock Market or any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq Stock Market.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine. The period of 30 days may be extended for a further period or periods not exceeding 30 days in respect of any year if approved by our shareholders by ordinary resolution.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of members for such times and on such days as the board of directors shall determine without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts

As of the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Other Laws—Foreign Exchange Control.”

E. Taxation

PRC Taxation

Enterprise Taxation and Withholding Tax

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and last amended on April 23, 2018, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are an exempted company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Zhengye Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Zhengye Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Zhengye Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Zhengye Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income.

See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If the PRC tax authorities determine that Zhengye Cayman is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our Ordinary Shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this annual report, Zhengye Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9%, respectively.

According to the Notice of the Ministry of Finance and the State Administration of Taxation on Value-Added Tax Policies Concerning the Application of Low Tax Rates and Simplified Taxation Method for Certain Goods promulgated on January 19, 2009 and the Notice of the Ministry of Finance and the State Administration of Taxation on Simplifying Value-added Tax Rate Policies promulgated on June 13, 2014 and the Circular 36, the operating entity is subject to VAT, at a rate of 3% on proceeds from sales of biological products which are made of microbes, metabolin of microbes, animal toxin, blood or organism of human beings or animals.

Hong Kong Taxation

Peg Biotechnology is incorporated in Hong Kong, which is a two-tiered profits tax rates regime, in which the first HK$2 million of assessable profits will be taxed at the rate of 8.25%, and assessable profits above HK$2 million will be taxed at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

United States Federal Income Taxation

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below only addresses U.S. Holders (as defined below) that purchase Ordinary Shares of the Company. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them for the purchase, ownership and disposition of our Ordinary Shares.

Material United States Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if our Ordinary Shares continue to be listed on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the past IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules for the fiscal year ended December 31, 2024. We must make a separate determination each year as to whether we are a PFIC, however, there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in the IPO, together with any other assets held for the production of passive income, it is possible that, for any future taxable years, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raised in the IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC in the future years. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of us being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still be able to avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares continue to be regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC, and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

From July 21, 2005, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on Ordinary Shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Political, social and economic risks

The Company has substantial operations in China through its PRC subsidiary, Jilin Zhengye. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1 of our consolidated financial statements, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Impact of COVID-19

The Company’s operations may be further affected by the resurgence of COVID-19 pandemic. A resurgence could potentially cause temporary closure of the Company’s factory, limited support from its employees due to quarantine, reduce the Company’s capability to execute customer contract and collect customer payments, or disrupt the Company’s supply chain, and the continued uncertainties associated with the COVID-19 pandemic may further negatively impact the Company’s future revenue growth and cash flows.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank, accounts receivable and other receivables. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2023, two major clients accounted for 53.2% and 10.8% of the Company’s total accounts receivable, respectively. The clients are both listed companies and leading pig farming companies in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 53.2% of the Company’s total accounts receivable as of December 31, 2023, has been collected in full in 2024. As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China.

For the year ended December 31, 2022, one major client accounted for 74.5% of the Company’s total revenues. For the year ended December 31, 2023, two clients accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one major client accounted for 44.6% of the Company’s total revenues.

As of December 31, 2023, no vendor accounted for over 10% of the Company’s total accounts payable. As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable.

For the year ended December 31, 2022, two vendors accounted for 25.3% and 12.9% of the Company’s total purchases, respectively. For the year ended December 31, 2023, no vendor accounted for above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-276436), as amended, which was declared effective by the SEC on December 20, 2024, for our IPO, which closed on January 8, 2025. We issued and sold an aggregate of 1,500,000 Ordinary Shares at the public offering price of $4.00 per share, and Kingswood Capital Partners, LLC, as the representative of the underwriters, exercised its over-allotment option in full to purchase an additional 225,000 Ordinary Shares of the Company at a public offering price of $4.00 per share. The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, was $6.9 million. Kingswood Capital Partners, LLC was the underwriter of our IPO.

We incurred approximately $1.7 million in total costs and expenses in connection with our IPO and with the issuance of the over-allotment shares. The net proceeds raised from the IPO were approximately $6.0 million after deducting underwriting discounts, other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the IPO were approximately $6,348,000 after deducting underwriting discounts, from such amount, $5,958,292 of the net proceeds remained available after reimbursing PRC subsidiaries for expenses advanced from them in connection with the IPO. For the period from the effectiveness of the registration statement on Form F-1 to the date as of this annual report, we used approximately RMB5.9 million (US$0.8 million) for conducting R&D projects. We still intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-276436).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures were not effective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of December 31, 2024.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024. To remedy our identified material weakness as of December 31, 2024, we have identified certain remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of December 31, 2024

As of the date of this annual report, we have not fully addressed the above-referenced weakness. However, we have made progress in implementing remedial measures, including:

(i)	recruiting qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework. For example, our CFO Mr. Ping Wang is a holder of Intermediate Accountant Qualification and Auditor Qualification and our COO Mr. Zhongyao Liu is a holder of a Certified Management Accountant of the Institute of Certified Management Accountants of the U.S.; and

(ii)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. For example, our employees in the financial department and security department attended the U.S. GAAP accounting and financial reporting training online courses provided by the Institute of Management Accountants.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jiayao Wu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Jiayao Wu, Wenbing Wang, and Ping Jiang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

WWC, P.C.

	For the Years Ended December 31,
	2023	2024
Audit fees (1)	$330,000	$340,000
Audit-related fees	8,400	8,400
Tax fees	-	-
All other fees	-	-
Total	$338,400	$348,400

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit services provided by WWC, P.C. in fiscal years 2023 and 2024. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

(i)	Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval for certain dilutive events, including:

a.	issuance of securities in connection with the acquisition of the stock or assets of another company;

b.	issuance of securities that will result in a change of control of the Company;

c.	issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended; and

d.	certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company; and

(ii)	Nasdaq Listing Rule 5640, which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

Item 16K. CYBERSECURITY.

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhengye Biotechnology Holding Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.4	English Translation of the Form of Sales Agreement (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.5	English Translation of the Form of Supplying Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.6	English Translation of the Form of Distribution Agreement (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.7	English Translation of the Form of Technology Transfer Agreement (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.8	English Translation of the Form of Cooperative Research and Development Agreement (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)

4.9	Technology Development Contract by and between Jilin Zhengye and Shanghai Veterinary Research Institute on April 22, 2015 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.10	Memorandum by and between Jilin Zhengye and Shanghai Veterinary Research Institute on April 3, 2018 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.11	Technology Licensing Agreement by and between Jilin Zhengye and Harbin Veterinary Research Institute on April 5, 2012 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.12	Technology Licensing Agreement by and between Jilin Zhengye and China Agricultural University on July 16, 2018 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.13	Cooperation Agreement by and between Jilin Zhengye and Jilin University on September 17, 2020 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.14	Cooperation Agreement by and between Jilin Zhengye and Jilin University on September 18, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.15	Cooperation Agreement by and between Jilin Zhengye and Jilin Agricultural Science and Technology University on September 19, 2020 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.16	Cooperation Agreement by and between Jilin Zhengye and Jilin University on October 14, 2021 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.17	Cooperation Agreement by and between Jilin Zhengye and Jilin University and Health Commission of Jilin Province on October 14, 2021 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.18	Cooperation Agreement by and between Jilin Zhengye and Jilin Agricultural University on October 9, 2021 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.19	Cooperation Agreement by and between Jilin Zhengye and Jilin University on September 13, 2022 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.20	Cooperation Agreement by and between Jilin Zhengye and Jilin University and Health Commission of Jilin Province on September 9, 2022 (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.21	Cooperation Agreement by and between Jilin Zhengye and Jilin University on September 16, 2022 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)

4.22	Cooperation Agreement by and between Jilin Zhengye and Jilin Agricultural University on September 13, 2022 (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.23	Cooperation Agreement by and between Jilin Zhengye and Jilin Agricultural University on September 13, 2022 (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.24	Cooperation Agreement by and between Jilin Zhengye and Jilin Academy of Agricultural Sciences on September 19, 2022 (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.25	Cooperation Agreement by and between Jilin Zhengye and Jilin Institute of Animal Husbandry and Veterinary Medicine on September 20, 2022 (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.26	Company Formation Agreement by and between Jilin Zhengye and Youjia Technology Consulting Service (Tianjin) Co., Ltd. on March 28, 2025 ((incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2025)
8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guantao Law Firm
15.2*	Consent of WWC, P.C.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1/A (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on May 15, 2024)
97.2*	Insider Trading Policy
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income (Loss) And Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Songlin Song
Chief Executive Officer

Date: July 3, 2025

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zhengye Biotechnology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhengye Biotechnology Holding Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2023.
San Mateo, California

July 3, 2025.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash	15,073	18,604	2,549
Restricted Cash	12,113	2	—
Short-term investments	1,224	1,433	197
Notes receivable, net	23,215	25,592	3,506
Accounts receivable, net	74,166	59,563	8,160
Advance to suppliers	3,110	10,788	1,478
Inventories, net	58,300	58,220	7,977
Other receivables, net	1,302	2,626	360
Other receivable-a related party	738	738	101
Total current assets	189,241	177,566	24,328

Non-current assets:
Property, plant and equipment, net	263,248	255,164	34,957
Land use rights, net	8,187	7,930	1,087
Intangible assets, net	16,297	14,850	2,034
Long-term prepayments	6,504	18,698	2,562
Deferred IPO expenses	4,497	8,048	1,103
Net deferred tax assets	11,914	10,991	1,506
Total non-current assets	310,647	315,681	43,249
Total assets	499,888	493,247	67,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	79,860	74,443	10,199
Current maturities of long term loans	—	7,190	985
Accounts payable	45,659	42,960	5,885
Contract liabilities	3,885	3,485	477
Taxes payable	2,295	2,066	283
Dividends payable	15,652	—	—
Amount due to related parties	—	146	20
Accrued expenses and other liabilities	2,882	5,617	769
Total current liabilities	150,233	135,907	18,618

Non-current liabilities:
Long-term loans	9,990	4,800	658
Other payables – non-current	393	—	—
Total non-current liabilities	10,383	4,800	658
Total liabilities	160,616	140,707	19,276

Commitments and contingencies

Shareholders’ equity:
Ordinary shares (US$0.000025 par value; 2,000,000,000 shares authorized; 45,666,376 shares issued and outstanding as of December 31, 2023 and 2024)*	8	8	1
Additional paid-in capital	203,150	203,150	27,832
Statutory reserves	31,311	32,647	4,473
Retained earnings	38,381	48,151	6,597
Accumulated other comprehensive income	—	3	—
Total Zhengye Biotechnology Holding Limited’s shareholders’ equity	272,850	283,959	38,903
Noncontrolling interests	66,422	68,581	9,398
Total equity	339,272	352,540	48,301
Total liabilities and equity	499,888	493,247	67,577

*	Retroactively adjusted for effect of a 4-for-1 forward split on June 6, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Net revenues	260,269	211,651	186,356	25,531
Cost of revenues	(112,390)	(94,143)	(95,061)	(13,023)
Gross profit	147,879	117,508	91,295	12,508
Sales and marketing expenses	(34,565)	(40,743)	(41,269)	(5,654)
General and administrative expenses	(24,321)	(23,592)	(22,575)	(3,093)
Research and development expenses	(13,424)	(11,901)	(12,794)	(1,753)
Reversal (allowance) for credit losses	(9,735)	3,714	1,782	244
Total operating expenses	(82,045)	(72,522)	(74,856)	(10,256)
Operating income	65,834	44,986	16,439	2,252
Other income (expenses):
Other income	650	433	692	95
Other expenses	(100)	(199)	(337)	(45)
Interest income	114	312	231	32
Interest expense	(2,839)	(4,423)	(4,043)	(554)
Unrealized foreign exchange gain	—	—	679	93
Government subsidy	255	2,653	733	100
Total other expenses, net	(1,920)	(1,224)	(2,045)	(279)
Income before income taxes	63,914	43,762	14,394	1,973
Income tax expenses	(8,172)	(6,253)	(924)	(127)
Net income	55,742	37,509	13,470	1,846
Net income attributable to noncontrolling interests	(9,007)	(6,052)	(2,159)	(296)
Net income attributable to the Zhengye Biotechnology Holding Limited’s shareholders	46,735	31,457	11,311	1,550

Comprehensive income
Net income	55,742	37,509	13,470	1,846
Other comprehensive income
Foreign currency translation adjustment	—	—	3	—
Total comprehensive income	55,742	37,509	13,473	1,846
Less: total comprehensive income attributable to non-controlling interest	(9,007)	(6,052)	(2,159)	(296)
Total comprehensive income attributable to the Zhengye Biotechnology Holding Limited’s shareholders	46,735	31,457	11,314	1,550

Earnings per share:
Ordinary shares – basic and diluted	1.02	0.69	0.25	0.03

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted*	45,666,376	45,666,376	45,666,376	45,666,376

*	Retroactively adjusted for effect of a 4-for-1 forward split on June 6, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Zhengye Biotechnology Holding Limited’s shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	Income	equity	interests	Equity
Balance, December 31, 2021 (RMB)	45,666,376	8	203,150	21,991	42,325	—	267,474	51,363	318,837
Net income	—	—	—	—	46,735	—	46,735	9,007	55,742
Transfer to statutory reserve	—	—	—	5,574	(5,574)	—	—	—	—
Dividend	—	—	—	—	(17,712)	—	(17,712)	—	(17,712)
Balance, December 31, 2022 (RMB)	45,666,376	8	203,150	27,565	65,774	—	296,497	60,370	356,867
Net income	—	—	—	—	31,457	—	31,457	6,052	37,509
Transfer to statutory reserve	—	—	—	3,746	(3,746)	—	—	—	—
Dividend	—	—	—	—	(55,104)	—	(55,104)	—	(55,104)
Balance, December 31, 2023 (RMB)	45,666,376	8	203,150	31,311	38,381	—	272,850	66,422	339,272
Net income	—	—	—	—	11,311	—	11,311	2,159	13,470
Transfer to statutory reserve	—	—	—	1,336	(1,336)	—	—	—	—
Dividend	—	—	—	—	(205)	—	(205)	—	(205)
Foreign Currency Translation Adjustment	—	—	—	—	—	3	3	—	3
Balance, December 31, 2024 (RMB)	45,666,376	8	203,150	32,647	48,151	3	283,959	68,581	352,540
Balance, December 31, 2024 (US$)	45,666,376	1	27,832	4,473	6,597	—	38,903	9,398	48,301

*	Retroactively adjusted for effect of a 4-for-1 forward split on June 6, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	55,742	37,509	13,470	1,846
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,800	23,912	24,163	3,310
Allowance (reversal) for credit losses	9,735	(3,714)	(1,782)	(244)
Impairment for inventory and intangible asset	968	10,026	5,962	817
Loss on disposal of property and equipment	—	187	174	24
Deferred tax expenses (benefits)	(1,311)	541	924	127
Unrealized gains on short-term investments	—	—	(209)	(29)
Unrealized foreign exchange gain	—	—	(679)	(93)
Changes in operating assets and liabilities:
Notes receivable	(22,650)	8,310	(3,752)	(514)
Accounts receivable	(24,957)	31,044	16,345	2,240
Account receivable-a related party	233	—	—	—
Inventories	(12,325)	(12,902)	(5,882)	(806)
Other receivables	(4)	(563)	(1,283)	(176)
Other receivable-a related party	—	(738)	—	—
Advance to suppliers	(713)	(619)	(7,677)	(1,052)
Accounts payable	(9,673)	(35,613)	(404)	(56)
Taxes payable	3,191	(7,702)	(229)	(31)
Accrued expense and other liabilities	207	(582)	2,698	370
Contract liabilities	317	(715)	(400)	(55)
Other payables – non-current	(225)	(197)	(393)	(54)
Net cash provided by operating activities	17,335	48,184	41,046	5,624

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	(1,224)	—	—
Purchase of property, plant and equipment	(27,328)	(7,396)	(13,587)	(1,862)
Prepayment for purchase of intangible assets	—	(4,204)	(14,186)	(1,943)
Proceeds from disposal of property, plant and equipment	—	1,059	108	15
Net cash used in investing activities	(27,328)	(11,765)	(27,665)	(3,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	99,852	79,860	90,122	12,347
Repayment of loans	(64,972)	(54,890)	(92,860)	(12,722)
Proceeds from related parties	—	—	146	20
Dividend payment to shareholders	(21,425)	(39,452)	(16,023)	(2,195)
Deferred IPO expenses	—	(4,497)	(3,514)	(481)
Net cash provided by (used in) financing activities	13,455	(18,979)	(22,129)	(3,031)

Net increase (decrease) in cash and restricted cash	3,462	17,440	(8,748)	(1,197)
Effect of exchange rate changes on cash	—	—	168	22
Cash and restricted cash at beginning of year	6,284	9,746	27,186	3,724
Cash and restricted cash at end of year	9,746	27,186	18,606	2,549

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	2,839	4,423	3,985	546
Income taxes	8,481	10,486	116	16

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	11,379	2,345	8,633	1,183

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

Nature of operations

Zhengye Biotechnology Holding Limited (the “Company”) was incorporated in the Cayman Islands in March 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries principally focus on the research, development, manufacture and sales of veterinary vaccines, with an emphasis on vaccines for livestock in the People’s Republic of China (the “PRC” or “China”).

Initial public offering

On January 8, 2025, the Company closed its initial public offering (“IPO”) of 1,500,000 ordinary shares, par value $0.000025 per ordinary share. The Ordinary Shares were priced at $4.00 per share and approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ZYBT” on January 7, 2025. Additionally, the Company had granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment, if any. On January 14, 2025, the underwriters have exercised in full their option to purchase an additional 225,000 ordinary shares at a public offering price of $4.00 per ordinary share to cover over-allotments. Gross proceeds of the IPO, including the exercise of the over-allotment, totaled $6.9 million, before deducting underwriting discounts and other related expenses. The net proceeds of this offering were approximately $6.0 million.

Reorganization

In preparation for its IPO in the United States, the following transactions were undertaken to reorganize the legal structure of Operating Entities. The Company was incorporated in connection with a reorganization of Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”). On April 3, 2023, the Company incorporated a wholly-owned subsidiary, VVAX Skyline Holdings Limited (“VVAX Skyline”), in the British Virgin Islands. On April 18, 2023, Peg Biotechnology was incorporated in Hong Kong with as a company limited liability; it is a wholly owned subsidiary of VVAX Skyline. On May 22, 2023, Peg Biotechnology incorporated a wholly-owned subsidiary, Hainan Senhan Biotechnology Co., Ltd. (“Hainan Senhan”) in the PRC. On May 30, 2023, VVAX Skyline acquired 100% of the equity interests in Windsor Holdings Co., Ltd. (“Windsor Holdings”) from its original shareholders. Windsor Holdings was incorporated in the British Virgin Islands.

Prior to the Reorganization described below, Jilin Zhengye was controlled by several individual, corporate and institutional shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed on June 21, 2023. The Reorganization involved the transfer of 58.689% and 25.1524% interests of Jilin Zhengye from its former shareholders to Hainan Senhan and Windsor Holdings, respectively. As the result of the Reorganization, Jilin Zhengye became a subsidiary of the Company.

Upon the completion of the Reorganization, the Company became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
VVAX Skyline Holdings Limited (“VVAX Skyline”)	April 3, 2023	British Virgin Islands	100% owned by the Company	Investment holding
Windsor Holdings Co., Ltd. (“Windsor Holdings”)	May 30, 2023	British Virgin Islands	100% owned by VVAX Skyline	Investment holding
Peg Biotechnology (HK) Holding Limited (“Peg Biotechnology”)	April 18, 2023	Hong Kong	100% owned by VVAX Skyline	Investment holding
Hainan Senhan Biotechnology Co., Ltd. (“Hainan Senhan”)	May 22, 2023	PRC	100% owned by Peg Biotechnology	Investment holding
Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”)	May 18, 2004	PRC	58.689% owned by Hainan Senhan and 25.1524% owned by Windsor Holdings	Research, development, manufacture and sales of veterinary vaccines
Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”)	April 16, 2025	PRC	51.00% owned by Jilin Zhengye	Sales of veterinary vaccines

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, depreciable lives of property, plant and equipment and software, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, the valuation of derivative instruments and deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in British Virgin Island (“BVI”) and Hong Kong (“HK”) are United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity if any.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Cash

Cash consists of cash on hand and cash in bank, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. The Company has not experienced any losses in bank accounts.

Restricted cash

Restricted cash primarily comprises a certificate of deposit (CD) subject to contractual penalties for early withdrawal prior to maturity.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily consist of (i) investment in marketable securities and (ii) derivative assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts. The Company classifies the investment in marketable securities as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of marketable securities are recorded in the consolidated statements of income and comprehensive income. Changes in fair values of derivate assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts are included in other income in the consolidated statements of income and comprehensive income.

Notes receivable, net

Notes receivable, generally due within twelve months and with specific payment terms and definitive due dates, are comprised of the bank acceptance notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory are determined using the weighted average method. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Deferred IPO expenses

Incremental direct costs incurred by the Company and its wholly-owned subsidiaries attributable to its proposed IPO of Ordinary Shares in the U.S. have been deferred and recorded in deferred offering expenses and will be charged against the gross proceeds received from such offering.

Advance to suppliers

Advance to suppliers are mainly funds deposited for future raw material or finished goods purchases. Certain of the Company’s vendors require deposits as a guarantee that the Company will complete its purchases on a timely basis as well as securing the current agreed upon purchase price. Advance to suppliers is short-term in nature. Advance to suppliers is reviewed periodically to determine whether its carrying value has become impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis.

Category	Estimated useful life
Buildings	13 – 30 years
Mechanical equipment	3 – 20 years
Motor vehicles	10 years

Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Category	Estimated useful life
Purchased software	3 – 5 years
Patent	5 – 10 years

Land use right

Land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC, which are carried at cost less accumulated amortization. Amortization of the land use right is provided on a straight-line basis over the terms of the respective land use rights certificates, the amortization period for the land use rights is 50 years.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Long-term prepayments

Long-term prepayments represent the payments prepaid for purchase of intangible assets.

Long-term prepayments are reviewed periodically to determine whether its carrying value has become impaired.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2022, 2023 and 2024 was RMB445, nil and nil.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash, restricted cash, short term investment, notes receivable, accounts receivable, other receivable-a related party, other receivables, accounts payable, short-term loans, dividends payable, amount due to related parties, accrued expenses and other liabilities excluding payroll and welfare payables. As of December 31, 2023 and 2024, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature. The Company determined that the carrying value of the long-term loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short term investments:

Investment in marketable equity security (i)	1,224	—	—	1,224
	1,224	—	—	1,224

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short term investments:
Investment in marketable equity security (i)	1,334	—	—	1,334
Derivative assets
Foreign currency swap contracts (ii)	—	95	—	95
Interest rate swap contracts (ii)	—	4	—	4
	1,334	99	—	1,433

(i)	The Company had investment in common shares in Jiangxi Zhengbang Technology Co., Ltd. (“Zhengbang”), which is a public company listed on A shares of China. The investment in Zhengbang with readily determinable fair value is measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

(ii)	The Company entered into foreign currency swap contracts and cross-currency interest rate swap contract on November 28, 2024 with a commercial bank to (i) exchange its funds denominated in RMB for Japanese Yen (“JPY”) at a fixed exchange rate of 0.047840 with the notional amount of RMB20,222 and (ii) exchange the monthly floating rate interest payment denominated in JPY (see Note 10 for a fixed rate of 3.15% interest payment denominated in RMB. The foreign currency swap contracts and cross currency interest rate swap contracts will be terminated on November 24, 2025 and November 25, 2025, respectively. The Company determined the foreign currency swap contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are remeasured to fair value at each reporting date and the fair value of foreign currency swap contracts is based on market quotes for foreign currencies and interest rate swaps are based on market interest curves. As observable inputs are available for these derivatives, they have been classified in Level 2. Changes in the fair value of foreign currency swap derivative and interest rate swap derivative are recognized in the consolidated statements of income and comprehensive income as other income.

The fair values of the foreign currency swap contracts and cross currency interest rate swap contract are the estimated amount that the Company would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value of the company’s foreign currency forward contracts and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

During the years ended December 31, 2023 and 2024, there were no transfers between levels of the fair value hierarchy.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells veterinary vaccines, with an emphasis on vaccines for livestock, to customers.

The Company enters into contract with their customers to provide veterinary vaccines, mainly vaccines for livestock. All of the Company’s contracts have single performance obligation as the promise is to transfer the goods to customers, and there are no other separately identifiable promises in the contracts. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. The Company’s revenue is recognized at a point in time when the control has been transferred, usually when the customer accepts the goods.

The Company offers their distributors with sales rebate. According to the items in the contract, the Company pays certain sales rebate, in the form of products with equivalent value, to distributor once the distributor purchases stipulated amount products from the Company. Sales rebate is considered as variable consideration. The Company estimates annual expected revenue of each individual distributor with reference to their historical results. The sales rebate reduces revenues recognized. At the end of each reporting period, the Company updates the estimated revenue to represent faithfully the circumstances present at the end of the reporting period.

Apart from the sales rebate, the Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”) collected on behalf of tax authorities in respect of product sales.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and distribution channel. See Note 15 for information regarding revenue disaggregation.

Contract assets and liabilities

The Company did not have contract assets as of December 31, 2023 and 2024, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations, such as sales rebate and payment received from customers before the Company’s products are delivered. Contract liabilities amounted to RMB4,601 and RMB3,885 at the beginning of the year 2023 and 2024, respectively. Revenue included in the beginning balance of contract liabilities and recognized in the years ended December 31, 2023 and 2024 amounted to RMB3,885 and RMB3,007 (US$412), respectively.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Costs of revenues consist primarily of materials costs, labor costs, shipping and handling expense, inspection costs, depreciation and amortization expenses and related costs, which are directly attributable to production. Write-down of inventories is also recorded in cost of sales, if any.

Shipping and handling costs incurred to transport goods to customers are expensed in the periods incurred and are included in cost of revenues. The Company accounts for shipping and handling expenses as fulfillment costs because shipping and handling activities occur before the customers obtains control of the goods. Shipping and handling expenses amounted to RMB3,389, RMB5,077 and RMB5,924 (US$812) for the years ended December 31, 2022, 2023 and 2024, respectively.

Sales and marketing expenses

Sales and marketing expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to RMB2,578, RMB2,542 and RMB1,539 (US$211) for the years ended December 31, 2022, 2023 and 2024, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of production and procurement expense related to research and development activities, technical expenses, payroll and related expenses for personnel engaged in research and development activities, depreciation and amortization of fixed assets which are used in research and development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Government subsidy

Government subsidy represent cash subsidies received from the PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “Derivate assets” included in the short-term investment and the liability has been recognized as ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contract and interest rate swap contract are recorded in other income in the Company’s consolidated statements of income and comprehensive income but do not impact our cash flows.

Value-added taxes

Revenue is recognized net of VAT. VAT is based on gross sales price and the VAT rate applicable to the Company is 3% for the years ended December 31, 2022, 2023 and 2024. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Among them, 15.2439% of the noncontrolling interests of Jilin Zhengye is held by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% of the noncontrolling interests of Jilin Zhengye is held by Jilin Jinqiao Investment Co. Ltd., and 0.0001% of the noncontrolling interests of Jilin Zhengye is held by Yufeng Liu. Consolidated net income on the consolidated statements of comprehensive income includes the net income attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to Zhengye Biotechnology Holding Limited, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2022, 2023 and 2024, the Company’s comprehensive income includes net income and foreign currency translation adjustment.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Leases

The Company adopts Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) to account its lease. ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented. For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of income and comprehensive income.

Uncertainty and risks

Political, social and economic risks

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank, accounts receivable and other receivables. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2023, two clients accounted for 53.2% and 10.8% of the Company’s total accounts receivable, respectively. As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The clients are both listed companies and leading pig farming companies in China. The Company’s outstanding account receivable from its largest clients, which accounted for 53.2% of the Company’s total accounts receivable as of December 31, 2023, has been collected in full in 2024.

For the year ended December 31, 2022, one major client accounted for 74.5% of the Company’s total revenues. For the year ended December 31, 2023, two clients accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one major client accounted for 44.6% of the Company’s total revenues.

As of December 31, 2023, no vendor accounted above 10.0% of the Company’s total accounts payable. As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable.

For the year ended December 31, 2022, two vendors accounted for 25.3% and 12.9% of the Company’s total purchases, respectively. For the year ended December 31, 2023, no vendor accounted above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases.

Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Company adopted this ASU during the year ended December 31, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company does not expect ASU 2023-09 will have any material impact to our consolidated financial statements.

On March 21, 2024, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2024-01 (“ASU 2024-01”), which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The Company is currently evaluating the impact of the adoption of ASU 2024-01 on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported revenues, net income and cash flows.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SHORT-TERM INVESTMENTS

Short term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Investment in marketable securities in Zhengbang (i)	1,224	1,334	183
Derivate assets (ii)	—	99	14
	1,224	1,433	197

(i)	For the years ended December 31, 2022, 2023 and 2024, the Company did not sell its investment in marketable securities in Zhengbang and recorded net unrealized gain of nil, loss of RMB9 and gain of RMB110 (US$15), respectively, in the consolidated statements of income and comprehensive income.

(ii)	The Company entered into foreign currency swap contracts and cross currency interest rate swap contract on November 28, 2024 with a commercial bank (see Note 2 and Note 10). The Company determined the foreign currency forward contracts and cross currency interest rate swap contract as non-designated derivative instruments, which are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date.

For the year ended December 31, 2024, the Company recorded gain on fair value changes of RMB4 from cross currency interest rate swap derivative instrument and recorded gain on fair value changes of RMB95 from foreign currency swap derivative instrument.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for credit losses consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	92,782	76,437	10,472
Less: allowance for credit losses	(18,616)	(16,874)	(2,312)
Accounts receivable, net	74,166	59,563	8,160

An analysis of the allowance for credit losses was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	(21,377)	(18,616)	(2,551)
Reversal	2,312	1,742	239
Write-off	449	—	—
Balance at the end of the year	(18,616)	(16,874)	(2,312)

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5. NOTES RECEIVABLE, NET

Notes receivable and the allowance for credit losses consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Notes receivable	23,215	25,592	3,506
Less: allowance for credit losses	—	—	—
Notes receivable, net	23,215	25,592	3,506

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	(5,039)	—	—
Reversal	1,468	—	—
Write-off	3,571	—	—
Balance at the end of the year	—	—	—

6. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Finished goods	14,859	17,737	2,430
Work in process	33,573	33,054	4,528
Raw materials	9,868	7,429	1,019
	58,300	58,220	7,977

During the years ended December 31, 2022, 2023 and 2024, the Company recorded inventory write-down of RMB523, RMB10,026 and RMB5,962 (US$817) for the obsolete inventories, respectively.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
At cost:
Buildings	197,194	205,425	28,143
Mechanical equipment	147,760	148,261	20,312
Motor vehicles	3,279	3,279	449
	348,233	356,965	48,904
Less: Accumulated depreciation	(92,601)	(111,553)	(15,283)
	255,632	245,412	33,621
Construction-in-progress	7,616	9,752	1,336
	263,248	255,164	34,957

For the year ended December 31, 2022, the Company had no fixed assets disposed. For the year ended December 31, 2023, the Company disposed of fixed assets with a net carrying value of RMB807 and recorded a loss on the disposal of fixed assets of RMB187. For the year ended December 31, 2024, the Company disposed of fixed assets with a net carrying value of RMB281 (US$38) and recorded a loss on the disposal of fixed assets of RMB174 (US$24).

Depreciation expense was RMB15,655, RMB20,239 and RMB20,452 (US$2,842) for the years ended December 31, 2022, 2023 and 2024, respectively.

The carrying amounts of property, plant and equipment pledged by the Company to secure loans (Note 10) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Buildings	151,775	152,935	20,952

8. LAND USE RIGHTS, NET

The following table presents the Company’s land use rights as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Cost	12,860	12,860	1,762
Accumulated amortization	(4,673)	(4,930)	(675)
Land use rights, net	8,187	7,930	1,087

As of December 31, 2023 and 2024, the carrying amount of land use right were fully pledged to secure loans (Note 10).

Amortization expense was RMB257, RMB258 and RMB257 (US$35) for the years ended December 31, 2022, 2023 and 2024, respectively.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Purchased software	727	734	101
Patents obtained from Harbin Veterinary Research Institute	26,439	26,439	3,622
Patents obtained from China Agricultural University	3,300	3,300	452
Patents obtained from China Institute of Veterinary Drug Control	5,800	6,600	904
Patents obtained from Jiangsu Nannong High-Tech Co., Ltd.	7,200	7,200	986
Patents obtained from Nanjing Agricultural University	7,600	7,600	1,041
Patents obtained from others	13,111	14,311	1,960
Total cost	64,177	66,184	9,066

Less: Accumulated amortization of Purchased software	(371)	(485)	(66)
Accumulated amortization of Patents obtained from Harbin Veterinary Research Institute	(25,260)	(25,731)	(3,525)
Accumulated amortization of Patents obtained from China Agricultural University	(1,348)	(1,678)	(230)
Accumulated amortization of Patents obtained from China Institute of Veterinary Drug Control	(3,095)	(3,689)	(505)
Accumulated amortization of Patents obtained from Jiangsu Nannong High-Tech Co., Ltd.	(1,750)	(2,470)	(338)
Accumulated amortization of Patents obtained from Nanjing Agricultural University	(3,617)	(4,377)	(600)
Accumulated amortization of Patents obtained from others	(12,439)	(12,904)	(1,768)
Total accumulated amortization	(47,880)	(51,334)	(7,032)
Intangible assets, net	16,297	14,850	2,034

Amortization expense was RMB2,888, RMB3,415 and RMB3,454 (US$473) for the year ended December 31, 2022, 2023 and 2024, respectively.

During the years ended December 31, 2022, 2023 and 2024, the Company recorded impairment of intangible assets in the amount of RMB445, nil and nil, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2025	2,880	395
2026	2,473	339
2027	2,076	284
2028	1,983	272
2029	1,788	245
Thereafter	3,650	499
	14,850	2,034

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. LOANS

Outstanding balances of loans consist of the following:

	Balance			Interest
As of December 31, 2024	RMB	USD	Maturity Date	Rate	Collateral/Guarantee
Short-term loan
Industrial Bank Jilin Branch	5,000	685	March 25, 2025	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	21,900	3,000	March 25, 2025	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	5,000	685	May 12, 2025	4.30%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	5,000	685	August 1, 2025	4.30%	Collateral: buildings and land use right
Industrial Bank Jilin Branch *	19,543	2,677	November 25, 2025	3.15%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	8,000	1,096	December 10, 2025	4.30%	Collateral: buildings and land use right
China Minsheng Bank Jilin Branch	3,000	411	January 8, 2025	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch	2,010	275	February 5, 2025	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch	3,000	411	September 9, 2025	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch	1,990	274	September 18, 2025	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
Total	74,443	10,199
Long-term loan-current portion
Industrial Bank Jilin Branch	6,990	958	April 10, 2025	4.90%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	200	27	November 5, 2025	4.00%	Collateral: buildings and land use right
Total	7,190	985
Long-term loan
Industrial Bank Jilin Branch	4,800	658	November 5, 2027	4.00%	Collateral: buildings and land use right
Total	4,800	658

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. LOANS (cont.)

	Balance		Interest
As of December 31, 2023	RMB	Maturity Date	Rate	Collateral/Guarantee
Short-term loan
Industrial Bank Jilin Branch	5,000	August 29, 2024	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	23,000	December 12, 2024	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	9,990	January 30, 2024	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	9,990	March 26, 2024	4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch	21,900	March 30, 2024	4.35%	Collateral: buildings and land use right
China Minsheng Bank Jilin Branch	4,990	December 8, 2024	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch	4,990	January 4, 2024	3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
Total	79,860
Long-term loan
Industrial Bank Jilin Branch	9,990	April 10, 2025	4.90%	Collateral: buildings and land use right
Total	9,990

*	On November 29, 2024, the Company obtained a working capital loan of JPY422.7 million (approximately RMB20.2 million) from Industrial Bank Hong Kong Branch (“the JPY Loan”), with floating interest rate of Tokyo Overnight Average rate (“TONA”) plus 0.65% payable on monthly basis. The maturity date of the JPY Loan is Nov 25, 2025.

In connection with borrowing of the JPY loan, the Company entered into a foreign exchange swap contracts and cross-currency interest rate swap contracts with Industrial Bank with a termination date on November 24, 2025 and November 25, 2025, respectively, to run concurrently with the JPY Loan. The interest rate payable by the Company under this cross-currency interest rate swap agreement is a fixed interest rate of 3.15% denominated in RMB and the Company is required to transfer the principal amount of the JPY loan at fixed exchange rate of 0.047840 (or RMB20.2 million) upon maturity in exchange for JPY422.7 million under the foreign exchange swap contract (see Note 2 and Note 3).

The weighted average interest rate was 4.35% and 4.26% on short-term obligations outstanding as of December31, 2023 and 2024. Interest expense for the years ended December 31, 2022, 2023 and 2024, amounted to RMB2,839, RMB4,423, RMB4,043 (US$554), respectively.

China Minsheng Banking provided a working capital credit facility to the Company for the period from December 7, 2023 to January 25, 2026. As of December 31, 2024, the Company’s unused working capital credit facility was nil.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. LOANS (cont.)

As of December 31, 2024, the Company’s future long-term loan obligations according to the terms of the loan agreement are as follows:

	RMB	US$
2025	7,190	985
2026	200	27
Thereafter	4,600	631
	11,990	1,643

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Reimbursement payables	1,395	1,240	170
Deferred income	100	200	27
Social welfare payables	278	346	47
Deposit	10	99	14
Maintenance fee payables	258	455	62
Deferred IPO expenses	—	2,721	373
Others	841	556	76
	2,882	5,617	769

12. TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

British Virgin Islands (“BVI”)

The Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gain, in addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong, which is a two-tiered profits tax rates regime, in which the first HK$2 million of assessable profits will be taxed at the rate of 8.25%, and assessable profits above HK$2 million will be taxed at the rate of 16.5%.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. TAXATION (cont.)

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Jilin Zhengye obtained the HNTE tax status in 2019 and renewed it in 2022, which reduced its statutory income tax rate to 15% for the years ended December 31, 2022, 2023 and 2024.

Income tax expenses comprised of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current	9,483	5,712	—	—
Deferred	(1,311)	541	924	127
	8,172	6,253	924	127

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2023 and 2024 applicable to the PRC operations to income tax expense were as follows:

	For the years ended December 31,
	2022	2023	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(9.9)%	(8.7)%	(10.1)%
Effect of non-deductible expense	2.2%	3.6%	2.6%
Additional deduction for development and research expense	(4.5)%	(5.6)%	(11.1)%
Income tax expense	12.8%	14.3%	6.4%

The component of deferred tax assets are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets
Impairment of long-lived assets	8,722	7,611	1,043
Allowance for credit losses	2,826	2,558	350
Net operation loss	—	728	100
Others	366	226	31
Total deferred tax assets	11,914	11,123	1,524
Net off against deferred tax liabilities	—	(132)	(18)
Total net deferred tax assets	11,914	10,991	1,506

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. TAXATION (cont.)

The component of deferred tax assets liabilities:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax liabilities
Fair value change gain	—	132	18
Total deferred tax liabilities	—	132	18
Net off against deferred tax assets	—	(132)	(18)
Net deferred tax liabilities	—	—	—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Company and its subsidiaries evaluate the potential realization of deferred tax assets on an entity-by-entity basis.

13. SHAREHOLDER’S EQUITY

The Company was incorporated in the Cayman Islands in March 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company authorized 500,000,000 shares with US$0.0001 par value. In 2023, the Company issued 11,416,594 shares with US$0.0001 par value to five institute shareholders. On March 20, 2024, VVAX Holdings Limited transferred 399,581 ordinary shares of US$0.0001 each to Visuccess Holding Limited for a consideration of US$39.96, leaving VVAX Holdings Limited with 171,249 ordinary shares of US$0.0001 each.

On June 6, 2024, the Company formally executed a forward stock split of its ordinary shares at a ratio of one pre-split ordinary share to 4 post-split Ordinary Shares. After the stock split, the authorized number of Ordinary Shares became 2,000,000,000, increased from 500,000,000 pre-split shares. The par value changed from $0.0001 to $0.000025 accordingly. 45,666,376 Ordinary Shares were issued and outstanding as of December 31, 2023 and 2024. The number of shares and per share data are presented herein have been retroactively adjusted to give effect to the stock split.

Dividends

For the years ended December 31, 2022, 2023 and 2024, the Company declared cash dividends of RMB17,712, RMB55,104 and RMB205 (US$28), respectively. For the years ended December 31, 2022, 2023 and 2024, the Company actually paid dividends in cash of RMB21,425, RMB39,452 and RMB16,023 (US$2,195), respectively.

14. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of December 31,
	2023	2024
	RMB	RMB	US$
Additional paid-in-capital	203,150	203,150	27,832
Statutory reserve	31,311	32,647	4,473
	234,461	235,797	32,305

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. SEGMENT INFORMATION

The following table summarizes the revenues generated from different product category for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Swine vaccines	235,610	188,919	157,789	21,617
Poultry vaccines	16,370	15,430	15,506	2,124
Other vaccines	8,289	7,302	13,061	1,790
	260,269	211,651	186,356	25,531

The following table summarizes the revenues generated from different distribution channels for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Direct sales channel	207,324	159,529	121,774	16,683
Distribution network	47,845	49,623	59,854	8,200
Government tender and procurement	5,100	2,499	4,728	648
	260,269	211,651	186,356	25,531

16. RELATED PARTY TRANSCATIONS

For the years ended December 31, 2022, 2023 and 2024, the operating entity purchased goods from Jilin Huazheng Agriculture and Animal Husbandry Development Co., Ltd. (“Jilin Huazheng”), which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB91, RMB127 and RMB119 (US$16), respectively.

For the year ended December 31, 2024, the Company obtained a working capital loan from Jiahe Developments limited, which is controlled Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB146 (US$20). As of December 31, 2024, the amount due to Jiahe Developments limited was RMB146 (US$20), which was fully repaid subsequently on January 27, 2025.

For the year ended December 31, 2023, the operating entity sold a motor vehicle to Beijing Hanzhenyuan international hotel Co., Ltd. (“Beijing Hanzhenyuan”), a company controlled by a shareholder of the Company, with a net carrying value of RMB738, and recorded loss on sale of fixed assets of RMB85. As of December 31, 2023 and 2024, the amount due from Beijing Hanzhenyuan was RMB738 and RMB738 (US$101), which was fully collected subsequently on March 17, 2025.

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no significant capital expenditure commitment as of December 31, 2023 and 2024.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Contractual Obligations

We had outstanding bank loans of RMB86,433 (US$11,842) as of December 31, 2024.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. COMMITMENTS AND CONTINGENCIES (cont.)

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024.

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loans	86,433	81,633	4,800	—	—
Total	86,433	81,633	4,800	—	—

18. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2024 up through July 3, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On February 6, 2025, the Company entered into a loan agreement with China Minsheng Bank Jilin Branch, pursuant to which the Company obtained a loan in the amount of RMB3,000 (US$411) for one year at the interest rate of 3.85%.

On February 21, 2025, the Company entered into a loan agreement with China Minsheng Bank Jilin Branch, pursuant to which the Company obtained a loan in the amount of RMB2,010 (US$275) for one year at the interest rate of 3.85%.

On March 25, 2025, the Company entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which the Company obtained a loan in the amount of RMB21,900 (US$3000) for one year at the interest rate of 4.20%.

On March 25 2025, the Company entered into a loan agreement with Bank of Jinlin, pursuant to which the Company obtained a loan in the amount of RMB10,000 (US$1,370) for one year at the interest rate of 3.85%.

On March 31, 2025, the Company entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which the Company obtained a loan in the amount of RMB5,000 (US$685) for one year at the interest rate of 4.20%.

On January 8, 2025, the company followed the loan agreement and repaid RMB3,000 (US$411) to China Minsheng Bank Jilin Branch with an interest rate of 3.85%.

On January 8, 2025, the company followed the loan agreement and repaid RMB2,010 (US$275) to China Minsheng Bank Jilin Branch with an interest rate of 3.85%.

On March 21, 2025, the company followed the loan agreement and repaid RMB100 (US$14) to Industrial Bank Jilin Branch with an interest rate of 4.0%.

On March 25, 2025, the company followed the loan agreement and repaid RMB5,000 (US$685) to Industrial Bank Jilin Branch with an interest rate of 4.35%.

On March 25, 2025, the company followed the loan agreement and repaid RMB21,900 (US$3,000) to Industrial Bank Jilin Branch with an interest rate of 4.35%.

On April 1, 2025, the company followed the loan agreement and repaid RMB5,000 (US$685) to Industrial Bank Jilin Branch with an interest rate of 4.30%.

On April 1, 2025, the company followed the loan agreement and repaid RMB6,990 (US$958) to Industrial Bank Jilin Branch with an interest rate of 4.90%.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiaries exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Share of income of subsidiaries on the Condensed Balance Sheets is comprised of the Parent Company’s net investment in its subsidiaries under the equity method of accounting.

As mentioned in Note 13, effective June 6, 2024, with the approval of the shareholders, the Company executed a forward stock split of its issued and unissued ordinary shares at a ratio of four-for-one. Each of the pre-split shares with a par value of $0.0001 has been converted into four post-split shares with a par value of $0.000025 per share. As a result of the stock split, the authorized share capital of the Company has become 2,000,000,000 shares with a par value of $0.000025 per share.

Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash	9	153	21
Total current assets	9	153	21

Non-current assets:
Investment in subsidiaries	272,841	283,952	38,902
Deferred IPO expenses	—	2,571	352
Total non-current assets	272,841	286,523	39,254
Total assets	272,850	286,676	39,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	—	2,571	352
Amount due to related parties	—	146	20
Total liabilities	—	2,717	372

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.000025 par value; 2,000,000,000 shares authorized; 45,666,376 shares issued and outstanding as of December 31, 2023 and 2024)*	8	8	1
Additional paid-in capital	203,150	203,150	27,832
Statutory reserve	31,311	32,647	4,473
Retained earnings	38,381	48,151	6,597
Accumulated other comprehensive income	—	3	—
Total shareholders’ equity	272,850	283,959	38,903
Total liabilities and shareholders’ equity	272,850	286,676	39,275

*	Retroactively adjusted for effect of a 4-for-1 forward split on June 6, 2024.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Comprehensive Income

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	—	—	(2)	—
Operating income
Share of income of subsidiaries	46,735	31,457	11,313	1,550
Net income	46,735	31,457	11,311	1,550
Other comprehensive income
Foreign currency translation adjustment	—	—	3	—
Total comprehensive income	46,735	31,457	11,314	1,550

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED OF FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	46,735	31,457	11,311	1,550
Adjustments to reconcile net loss to net cash used in operating activities:
Amount due to subsidiary	—	—	—	—
Accrued expenses and other liabilities	—	—	2,571	352
Amount due to related parties	—	—	146	20
Equity in of subsidiaries	(46,735)	(31,457)	(11,313)	(1,550)
Net cash provided by operating activities	—	—	2,715	372

Cash flows from financing activities:
Proceeds from shareholder	—	9	—	—
Deferred issuance costs	—	—	(2,571)	(352)
Net cash used in financing activities	—	9	(2,571)	(352)
Changes in cash	—	9	144	20
Cash, beginning of year	—	—	9	1
Cash, end of year	—	9	153	21