Form 20-F
period 2025-12-31
Zhengye Biotechnology Holding Ltd
filed 2026-04-28
CIK 1975641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Jilin City, Jilin Province, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	ZYBT	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 47,391,376 ordinary shares, par value $0.000025 per share, as of December 31, 2025.*

* Subsequent to the fiscal year end, and effective on March 24, 2026, the Company’s ordinary shares were reclassified into Class A Ordinary Shares and Class B Ordinary Shares. See “Item 4. Information on the Company — A. History and Development of the Company” for additional details.

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

●

“Class A Ordinary Shares” are to the Class A ordinary shares, par value US$0.000025 per share, of Zhengye Biotechnology Holding Limited, which were created upon the reclassification of ordinary shares effective March 24, 2026;

●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value US$0.000025 per share, of Zhengye Biotechnology Holding Limited, which were created upon the reclassification of ordinary shares effective March 24, 2026;

●	“GMP” are to Good Manufacturing Practice;

●	“Group” are to Zhengye Biotechnology Holding Limited and its subsidiaries;

●	“GSP” are to Good Supplying Practice;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“ODI filings” are to the formalities and filings of overseas direct investment of Chinese enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities;

●	“Renminbi” or “RMB” are to the legal currency of China;

●

“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively, following the share reclassification and adoption of dual-class share structure effective March 24, 2026; and

●	“$,” “USD,” “US$,” or “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

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

This annual report covers the fiscal year ended December 31, 2025. Subsequent to the fiscal year end, and effective on March 24, 2026, the Company’s shareholders approved the adoption of a dual-class share structure and the Company’s ordinary shares were reclassified into Class A Ordinary Shares and Class B Ordinary Shares (the “Share Reclassification”). Accordingly, references in this annual report to the Company’s share capital structure during the fiscal year 2025 refer to the single class of ordinary shares that existed prior to the Share Reclassification. References to the Company’s current share capital structure as of the date of this annual report reflect the dual-class structure following the Share Reclassification. See “Item 4. Information on the Company—A. History and Development of the Company” for a detailed description of the Share Reclassification.

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

In addition, Zhengye Cayman is an exempted company incorporated in the Cayman Islands and not a Chinese or Hong Kong operating company. As a holding company with no material operations of its own, Zhengye Cayman conducts its operations through its principal subsidiary incorporated in China; therefore, we and the PRC subsidiaries are subject to legal and operational risks associated with being based in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in the PRC subsidiaries’ operations and/or cause the value of our Class A Ordinary Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors.

We are subject to certain legal and operational risks associated with being based in and having substantially all of the Company’s operations in China. These risks may result in material changes in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor the operating entity have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022. As confirmed by our PRC counsel, Guantao Law Firm Hangzhou Office (“Guantao”), we do not expect to become subject to cybersecurity review by the CAC for our Class A Ordinary Shares, given that: (i) the data the operating entity handles in its business operations, either by its nature or in scale, do not trigger significant concerns over PRC national security; and (ii) neither we nor the operating entity have processed, or anticipate to process in the foreseeable future, personal information of more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on the operating entity’s business is immaterial as of the date of this annual report. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation to, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that the operating entity’s business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection, and information security. If the operating entity is subject to cybersecurity review and network data security review in the future, the operating entity must apply for a review conducted by the Cybersecurity Review Office of the PRC, which ranges from 30 to 90 working days. During such review, the operating entity may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless. If the Office of Cybersecurity Review determines that our or the operating entity’s business or operations involve national security during its review, we and the operating entity may probably be banned from accepting foreign investments or listing on a Unites States or other foreign exchange. Furthermore, according to the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”), which took effect on August 1, 2008 and was revised in 2022, where the concentration of business operators reaches the filing threshold stipulated by the State Council of the People’s Republic of China (the “State Council”), business operators shall file a declaration with the State Administration for Market Regulation (the “SAMR”), and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. We currently are not subject to the Anti-Monopoly Law because we don’t reach the filing threshold stipulated by the State Council. If we will be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing, which ranges from 30 to 150 days. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which will also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. If the SAMR determines that our or the operating entity’s business or operations involve national security, we and the operating entity may probably be banned from accepting foreign investments or listing on a Unites States or other foreign exchange. We believe that, based on the advice of Guantao, as of the date of this annual report, neither we nor the operating entity are subject to the Cybersecurity Review Measures or the Anti-Monopoly Law, because we and the operating entity fall below the review threshold stipulated by the CAC and the filing threshold stipulated by the State Council, and therefore, these laws do not have adverse impact on our ability to accept foreign investments or list on a Unites States or other foreign exchange. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC subsidiaries’ business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares and the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange. See “Risk Factors — Risks Relating to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” and “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. Based on the foregoing, our PRC counsel is of the view that we are required to complete the filing procedures with the CSRC in connection with the offering and listing. Any failure by us to comply with such filing requirements may result in orders to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. We have filed with the CSRC the filing documents and completed the filing on January 8, 2024. Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Class A Ordinary Shares may depreciate significantly or become worthless.

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

As of the date of this annual report, except for the Supplementary Material Request issued by the CSRC regarding our planned overseas listing on September 26, 2023, to which we responded by submitting supplementary materials on October 16, 2023, we and the operating entity have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the operating entity, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, or our subsidiaries, or the operating entity to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the “HFCA Act,” if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changed by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

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

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entity’s business and operations;

●	uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us;

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	given the Chinese government’s significant oversight and discretion over the conduct of business of the operating entity, the Chinese government may intervene or influence its operations at any time, which could result in a material change in the operations of the operating entity and/or the value of our Class A Ordinary Shares;

●	any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entity or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the operating entity, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering;

●	the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us and the operating entity to additional compliance requirements in the future;

●	recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings;

●	to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entities, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the operating entity by the PRC government to transfer cash or assets;

●	increases in labor costs in the PRC may adversely affect the operating entity’s business and profitability;

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us;

●	PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business;

●	fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	we face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies;

●	the PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business;

●	governmental control of currency conversion may affect the value of your investment and our payment of dividends;

●	there are significant uncertainties under the EIT Law, relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits;

●	if we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	the M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China; and

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

●	The current tension in international trade, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry”)

Risks and uncertainties related to our business include, but are not limited to, the following:

●	the operating entity operates in a highly-competitive market and our failure to compete effectively could adversely affect its results of operations;

●	perceived adverse effects on human health linked to the consumption of food derived from animals that utilize the operating entity’s products could cause a decline in the sales of such products;

●	increased regulation relating to the raising, processing or consumption of food-producing animals could reduce demand for the operating entity’s livestock products;

●	the operating entity’s business is subject to risk based on customer exposure to rising costs and reduced customer income;

●	the operating entity may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances or divest businesses;

●	the operating entity’s research and development, acquisition and licensing efforts may fail to generate new products and brand life-cycle developments;

●	advances in veterinary medical practices and animal health technologies could negatively affect the market for the operating entity’s products;

●	the operating entity’s research and development relies on evaluations in animals;

●	manufacturing problems may cause product launch delays, inventory shortages, recalls or unanticipated costs;

●	the operating entity may fail to detect or cure defects of its products;

●	the misuse or off-label use of the operating entity’s products may harm the operating entity’s reputation or result in financial or other damages;

●	We derive a significant portion of our revenue from swine vaccines and any reduction in demand of swine vaccines could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects;

●	animal health products are subject to unanticipated safety or efficacy concerns, which may harm the operating entity’s reputation;

●	operating entity’s historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date;

●	the operating entity’s business is subject to inherent risks relating to product liability;

●	the operating entity’s business will be materially and adversely affected if its collaborative partners, licensees and other third parties over whom the operating entity is very dependent fail to perform as expected;

●	the operating entity’s business requires a number of permits and licenses. We cannot assure you that the operating entity can maintain all required licenses, permits and certifications to carry on its business at all times;

●	the operating entity’s ability to generate more revenue would be adversely affected if it needs more clinical trials or take more time to complete its clinical trials than it has planned;

●	if we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan;

●	if the operating entity is unable to obtain the regulatory approvals or clearances that are necessary to commercialize its products, we will have less revenue than expected;

●	The operating entity sources its raw materials used for manufacturing from a limited number of suppliers. If it loses one or more of the suppliers, its operation may be disrupted, and both the operating entity’s and our results of operations may be adversely and materially impacted;

●	high customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations;

●	damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects;

●	if the operating entity cannot successfully protect its intellectual property and exclusive rights, our brand and business would suffer;

●	the operating entity may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

●	we are subject to legal and regulatory proceedings from time to time in the ordinary course of our business; and

●	we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

Risks Relating to our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Risk Factors — Risks Relating to our Class A Ordinary Shares and the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

●	Nasdaq may apply additional and more stringent criteria for our continued listing, since our insiders hold a large portion of our listed securities.

●

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

●	An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our Class A Ordinary Shares may fluctuate significantly;

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	we incurred substantial increased costs being a public company;

●	substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline;

●	we currently do not intend to pay dividends on our Class A Ordinary Shares in the foreseeable future;

●	if securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline;

●	the market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price;

●	our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares;

●	if we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer;

●	because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer; and

●	if we cannot continue to satisfy the listing requirements and other rules of the Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Given the Chinese government’s significant oversight and discretion over the conduct of the business of the operating entity, the Chinese government may intervene or influence its operations at any time, which could result in a material change in the operations of the operating entity and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of the operating entity and may intervene or influence its operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of the operating entity and/or the value of our Class A Ordinary Shares.

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

On September 28, 2024, the State Council promulgated the Network Data Security Management Regulations, which became effective on January 1, 2025 and impose enhanced compliance obligations on data processors in China, including those that are listed overseas or handle large volumes of personal or important data. Companies handling important data or national core data must also comply with stricter data classification, protection, and cross-border transfer approval requirements. Non-compliance may result in fines, operational restrictions, revocation of licenses, or limitations on overseas listings.

As of the date of this annual report, neither we nor the operating entity have received any notice from any authorities identifying our PRC subsidiaries as CIIOs or requiring us or the operating entity to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Guantao, neither the operations of the operating entity, nor our Class A Ordinary Shares are expected to be affected, and that we and the operating entity are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Network Data Security Management Regulations, if it is enacted as proposed, given that neither we nor the operating entity is a CIIO or online platform operator with personal information of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Network Data Security Management Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that the operating entity will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entity may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2025, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. However, the recent developments would add uncertainties to our Class A Ordinary Shares and we cannot assure you whether the national securities exchange we apply to for Class A Ordinary Shares or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to the PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing Special Administrative Measures for Access of Foreign Investments, or the Negative List,” and the authenticity and compliance with the regulations of domestic investment projects. On December 4, 2023, SAFE promulgated the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which relaxed restrictions on the scale of preliminary expenses for overseas direct investment, and facilitated the payment and use of funds obtained from equity transfers under domestic reinvestment and funds raised from overseas listing of foreign direct investment.

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

Our business is conducted in the PRC through the operating entity, and its books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC subsidiaries’ business.

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

U.S. public companies that have substantially most of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make the merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2024 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investments (the “FISR Measures”) were issued by MOFCOM and NDRC on December 19, 2020, which were made according to the National Security Law and the Foreign Investment Law and became effective on January 18, 2021. Under the FISR Measures, foreign investments in military-related industries and certain other industries that affect or may affect national security are subject to the security review conducted by the NDRC and MOFCOM. The FISR Measures further expand the scope of national security review on foreign investment compared to the existing rules, while leaving substantial room for interpretation and speculation. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that the operating entity’s business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that the PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. The PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in the operating entity’s operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We indirectly hold the equity of the operating entity through Hainan Senhan, and thus the operating entity is directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List (2024), which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List (2024). As the boundaries stipulated in the Negative List (2024) are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this annual report, the business operated by the operating entity has not been included in the Negative List (2024), but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the list from time to time; although the scope of the Negative List (2024) is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of the operating entity is deemed as a restricted or prohibited business based on the Negative List (2024), our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect the operating entity’s operations and the value of the securities we are registering for sale.

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

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or the operating entity with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in the operating entity’s operations and/or a material change in the value of our Class A Ordinary Shares, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

Feed, fuel and transportation and other key costs for livestock producers may increase or animal protein prices or sales may decrease. Either of these trends could cause deterioration in the financial condition of the operating entity’s livestock product customers, potentially inhibiting their ability to purchase the operating entity’s products or pay for products delivered. The operating entity’s livestock product customers may offset rising costs by reducing spending on the operating entity’s products, including by switching to lower-cost alternatives to the operating entity’s products, which could have a material adverse effect on both the operating entity’s and our operating results and financial condition.

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

We derive a significant portion of our revenue from the sale of swine vaccines. For the fiscal years ended December 31, 2025, 2024, and 2023, our revenue from the sale of swine vaccines amounted to approximately RMB90.1 million (US$12.9 million), RMB157.8 million, and RMB188.9 million, or approximately 77.5%, 84.7%, and 89.3% of our revenue, respectively. For details on the swine vaccines sold by our Company, please see the section entitled “Business — Products.” Consequently, any reduction in demand of swine vaccines could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

Our revenue decreased from RMB211.7 million in the fiscal year ended December 31, 2023 to RMB186.4 million for the fiscal year ended December 31, 2024, and further decreased to RMB116.4 million (US$16.6 million) for the fiscal year ended December 31, 2025. Our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow or become negative, and revenue may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies, or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

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

Clinical trials vary in design by factors including dosage, end points, length, and controls. The operating entity may need to conduct a series of trials to demonstrate the safety and efficacy of its products. The results of these trials may not demonstrate safety or efficacy sufficiently for regulatory authorities to approve its products. Further, the actual schedules for the operating entity’s clinical trials could vary dramatically from the forecasted schedules due to factors including changes in trial design, conflicts with the schedules of participating clinicians and clinical institutions, and changes affecting product supplies for clinical trials. Delays in or failure to commence or complete any planned clinical trials could delay the ultimate timelines for the operating entity’s product releases. Such delays could reduce investors’ confidence in the operating entity’s ability to develop products, likely causing the price of our Class A Ordinary Shares to decrease.

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

For the fiscal year ended December 31, 2025, two vendors accounted for 12.3% and 12.2% of the Company’s total purchases, respectively. For the fiscal year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases. For the fiscal year ended December 31, 2023, there was no supplier accounted above 10% of the Company’s total purchases. If the operating entity loses suppliers and is unable to swiftly engage new suppliers, its operations may be disrupted or suspended, and it may not be able to deliver products to its customers on time. The operating entity may also have to pay a higher price to source from a different supplier on short notice. While the operating entity is actively searching for and negotiating with new suppliers, there is no guarantee that it will be able to locate appropriate new suppliers or supplier merger targets in its desired timeline. As such, both the operating entity’s and our results of operations may be adversely and materially impacted.

High customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations.

For the fiscal year ended December 31, 2025, one customer, Muyuan Foods Co., Ltd. (“MYF”) accounted for 13.7% of our total revenue. For the fiscal year ended December 31, 2024, one customer, MYF accounted for 44.6% of our total revenue. For the fiscal year ended December 31, 2023, two customers, MYF and Shuangbaotai (Group) Corporation Limited (“Shuangbaotai”), accounted for 52.1% and 15.0% of our total revenue, respectively. Although the operating entity continually seeks to diversify its customer base, we cannot assure you that the proportion of the revenue contribution from these customers to the operating entity’s total revenue will decrease in the near future. Dependence on these customers will expose the operating entity to the risks of substantial losses. Specifically, any one of the following events, among others, may cause material fluctuations or declines in the operating entity’s revenue and have a material and adverse effect on the operating entity’s business, and both its and our financial condition, and results of operations:

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

Risks Relating to our Class A Ordinary Shares and the Trading Market

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled 20 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. In addition, upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person who is not the Designated Person (as defined in our articles of association) or an affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the Designated Person or an affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are listed on Nasdaq. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

Nasdaq may apply additional and more stringent criteria for our continued listing, since our insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (the “PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities (in which instance, Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company); and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Since our insiders hold a large portion of our listed securities, Nasdaq may apply additional and more stringent criteria for our continued listing. If we fail to satisfy Nasdaq’s enhanced listing requirements, or even if we satisfy such requirements but Nasdaq nevertheless determines that the continued listing of our securities is inadvisable or unwarranted, Nasdaq may delist our Class A Ordinary Shares. Any such delisting could materially and adversely affect the trading market for our Class A Ordinary Shares and could cause their value to decline significantly or become worthless.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies.

This proposal is part of a broader trend of Nasdaq tightening listing standards for smaller issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies such as us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq without any opportunity to cure the deficiency. Such suspension and delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market, which could result in similar adverse consequences even absent a failure to meet specific quantitative thresholds.

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules, and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and the Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC;

●	comply with rules and regulations promulgated by the Nasdaq;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our Class A Ordinary Shares; and

●	involve and retain to a greater degree outside counsel and accountants in the above activities.

An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our Class A Ordinary Shares may fluctuate significantly.

No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected, and holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. There can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Class A Ordinary Shares and impair your ability to sell your shares. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

During the fiscal years ended December 31, 2025, 2024, and 2023, our declared dividends amounted to nil, RMB0.2 million, and RMB55.1 million, respectively.

Except as disclosed above, we currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares was determined through negotiations between the Underwriter and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from the initial public offering to acquire vaccine production companies and conduct research and development (“R&D”) projects. Our management will have significant discretion as to the use of the net proceeds to us from the securities offerings and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer upon the completion of the initial public offering. As a foreign private issuer, we will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. As of the date of this annual report, the Company’s directors and officers are subject to the Section 16(a) reporting requirements pursuant to the Holding Foreign Insiders Accountable Act. All of our directors and officers have filed their initial statements of beneficial ownership on Form 3 as the date of this annual report. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Class A Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We list our Class A Ordinary Shares on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow any one or more of our shareholders holding shares representing in aggregate not less than one-tenth of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

Share Reclassification

On March 24, 2026, the Company held its annual general meeting of shareholders, at which shareholders approved the adoption of a dual-class share structure. Pursuant to the shareholders resolutions, all of the issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company be re-designated and reclassified in the following manner (the “Share Reclassification”):

(i) that 40,000,000 issued ordinary shares of a par value of US$0.000025 each held by Securingium Holding Limited be re-designated and reclassified as 40,000,000 Class B Ordinary Shares;

(ii) that each remaining issued ordinary share of a par value of US$0.000025 each be re-designated and reclassified as one issued Class A Ordinary Share;

(iii) that 60,000,000 authorized but unissued ordinary shares of a par value of US$0.000025 each be re-designated and reclassified as 60,000,000 authorized but unissued Class B Ordinary Shares;

(iv) that each remaining authorized but unissued ordinary share of a par value of US$0.000025 each be re-designated and reclassified as one authorized but unissued Class A Ordinary Share; and

(v) that, as a consequence of the Share Reclassification, the authorized share capital of the Company be altered from US$50,000 divided into 2,000,000,000 ordinary shares of a nominal or par value of US$0.000025 each, to US$50,000 divided into 2,000,000,000 Ordinary Shares, comprising (1) 1,900,000,000 Class A Ordinary Shares and (2) 100,000,000 Class B Ordinary Shares.

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Notes:

(i)	All percentages reflect the voting power, instead of the equity interests, held by each of our shareholders, given that each holder of Class B Ordinary Shares is entitled to 20 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1)	Represents 40,000,000 Class B Ordinary Shares held by Securingium Holding Limited, a BVI company, which is (i) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han, and (ii) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, which acts as the trustee of Generations United Trust, as of the date of this annual report. The settlor, beneficiary, and protector of Generations United Trust is Zhenfa Han.

(2)	Represents 684,996 Class A Ordinary Shares held by VVAX Holdings Limited, a BVI company, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han and 1% owned by Lihua Sun, as of the date of this annual report.

(3)	Represents 2,278,752 Class A Ordinary Shares held by Vanguards Skyline Holdings Limited, a BVI company, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 19.79% owned by Zhenfa Han. Changchun Feier Investment Center (Limited Partnership) is ultimately controlled by its managing partner, Zhenfa Han, as of the date of this annual report.

(4)	Represents 1,037,860 Class A Ordinary Shares held by TLjinmao Limited, a BVI company, which is 100% owned by Nanjing Tailong Jinmao Pharmaceutical Industry Investment Enterprise (Limited Partnership), which is a private equity fund established and managed by Tibet Golden Investment Management Co., Ltd., as of the date of this annual report. Tibet Golden Investment Management Co., Ltd. is a Chinese private equity fund management company focusing on investment management and financial information consulting.

(5)	Represents 66,444 Class A Ordinary Shares held by XZjinyuan Limited, a BVI company, which is 100% owned by Tibet Golden Investment Management Co., Ltd., which is a Chinese private equity fund management company focusing on investment management and financial information consulting, as of the date of this annual report.

(6)	Represents 1,598,324 Class A Ordinary Shares held by Visuccess Holding Limited, a Hong Kong company, which is 100% owned by Lanying Jiang.

(7)	Jilin Zhengye is held 58.6890% by Hainan Senhan, 25.1524% by Windsor Holdings, 15.2439% by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% by Jilin Jinqiao Investment Co., Ltd., and 0.0001% by Yufen Liu, as of the date of this annual report.

(8)	Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”), a PRC company incorporated on April 16, 2025, is held 51.00% by Jilin Zhengye and 49.00% by Youjia Technology Consulting Service (Tianjin) Co., Ltd, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Neither we nor the PRC subsidiaries are operating in an industry that prohibits or limits foreign investment. As a result, neither we nor the PRC subsidiaries are required to obtain any permission from Chinese authorities to operate other than those required from a domestic company in China engaged in businesses similar to those of the PRC subsidiaries. Such licenses and permissions include a Business License, Certificate of Good Manufacturing Practice for Animal Drugs (“GMP”), Veterinary Drug Production License, Veterinary Drug Operation License, Use License of Experimental Animals, Registration Certificate of New Veterinary Drugs, Pollutant Discharge Permit. The PRC subsidiaries have obtained the above licenses and permissions to conduct their business in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

We treated our PRC subsidiaries as our consolidated affiliated entities under U.S. GAAP for the fiscal years ended December 31, 2025, 2024, and 2023. We have consolidated the financial results of our PRC subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods.

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

Overview

We, through the operating entity, focus on the research, development, manufacturing and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan and Egypt, as of the date of this annual report.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Diversified products. The operating entity currently owns 50 veterinary vaccines in its product portfolio, which cover major veterinary vaccines for livestock, including monovalent vaccine, polyvalent vaccine, combined vaccine and combined and polyvalent vaccine, as of the date of this annual report. In addition to its focus on livestock vaccines, the operating entity is also developing vaccines for household animals. For example, as of the date of this annual report, the operating entity has secured governmental approval for the sale of Rabies Vaccine, Inactivated (Strain Flury LEP), which is designed to treat dogs.

●	High production quality. The operating entity has built three veterinary vaccine production floors, including 13 vaccine production lines, one quality examination center, and one animal facility for vaccine development, all operating in accordance with Good Manufacturing Practices for Veterinary Drugs issued by the Ministry of Agriculture and Rural Affairs of the PRC. Moreover, the operating entity has established a comprehensive quality management system, which complies with both Good Manufacturing Practices for Veterinary Drugs and the standards of ISO 9001:2015, ISO 14001:2015, and ISO 45001:2018. Through its quality management system, the operating entity oversees all production procedures, such as packaging, storage, shipping, equipment usage, raw materials examination, and environment detection.

●	Strong research and development capabilities. The operating entity has 51 employees working in its R&D department, many of whom have over a decade of experience working in the veterinary vaccine industry. Additionally, the operating entity owns one research center, which has helped the operating entity develop dozens of vaccines and inventions and utility models. In addition to independent R&D, the operating entity maintains long-term cooperative relationships with a number of universities and institutions in the PRC, such as China Agricultural University, Nanjing Agricultural University, Jilin University, Harbin Veterinary Research Institute, Huazhong Agricultural University and Shanghai Veterinary Research Institute of Chinese Academy of Agricultural Sciences. Through these cooperations, the operating entity capitalizes on fundamental research from institutes to develop and manufacture new products. For example, the Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, live (Strain huadu+Strain CV777+Strain NX), developed by both the operating entity and the Harbin Veterinary Research Institute, and owned by the Harbin Veterinary Research Institute, for which the operating entity agreed to make a payment of RMB56 million and to pay 5% of its annual revenue from the sale of this vaccine every year, has already been launched and is available for purchase; the Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P), developed by both the operating entity and Shanghai Veterinary Research Institute, and owned by the Shanghai Veterinary Research Institute, for which the operating entity agreed to make a payment of RMB6 million and to pay 5% of its annual revenue from the sale of this vaccine every year, has been launched; and Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+Strain G), developed by both the operating entity and China Agricultural University, jointly owned by the China Agricultural University and the China Institute of Veterinary Drug Control, for which the operating entity agreed to pay RMB6 million, has also been launched. On February 26, 2025, the Ministry of Agriculture and Rural Affairs approved the Live Vaccine for Mycoplasma bovis (Strain HB150) as a Category I New Veterinary Drug, which was jointly developed by us, Huazhong Agricultural University and other institutions. On March 24, 2025, the Ministry announced (No. 892) the approval of another Category I New Veterinary Drug — a Pentavalent Inactivated Vaccine for poultry diseases including Newcastle Disease, Infectious Bronchitis, Avian Influenza (H9), Infectious Bursal Disease, and Avian Adenovirus (Group I, Serotype 4), which was jointly developed by us, Pulike and other institutions. As of December 31, 2025, the operating entity has paid RMB5,708,601, RMB7,352,204, RMB500,000, RMB4,300,000 and RMB6,951,220, to Shanghai Veterinary Research Institute, Harbin Veterinary Research Institute, Jilin University, China Agricultural University, and Nanjing Agricultural University, respectively.

●	Extensive distribution channels. The operating entity maintains a wide distribution network which allows it to sell its products both domestically and internationally. For the fiscal years ended December 31, 2025, 2024 and 2023, it had approximately 121, 133 and 127 domestic distributors, and 3, 3 and 2 exporting distributors, respectively. With the help of the domestic distributors, the Company through its operating entities is able to sell its products in 29 provincial level administrative regions of China. Through the exporting distributors, the operating entity sells its products in foreign countries, including Vietnam, Pakistan, and Egypt.

●	Experienced management team and employees. The operating entity has an experienced management team. Multiple officers have animal disease control and prevention and managerial experience in the animal product industry. For example, the chief manager of the operating entity, Songlin Song, graduated from China Agricultural University, and vice manager Wei Lian graduated from Jilin Agricultural University. Moreover, Songlin Song is an advisor of the master programs in Jilin University College of Veterinary Medicine, Chinese Academy of Agricultural Sciences, and a guest professor of at Jilin Medical University. Wei Lian is an advisor of the master programs in Jilin University College of Veterinary Medicine and Chinese Academy of Agricultural Sciences. In addition to their academic background, the management team also has a deep understanding of both the industry and the operating entity. Wei Lian started his career in the operating entity in 2005. He used to serve as the manager of the department of quality control and assistant general manager, and he has been the deputy general manager of the operating entity since 2021. Songlin Song has worked in the industry since 1998 and he has been the director and general manager of the operating entity since 2018. There are 31 employees holding master or doctoral degrees in majors including veterinary medicine, veterinary pharmacy, veterinary public health, microbiology, animal husbandry, and pharmaceutical engineering.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	Develop high-demand products and expand the operating entity’s business by entering into household animals vaccines industry. The operating entity intends to develop high-demand products. For the fiscal year ended December 31, 2025, the operating entity made the following progress in the development of high-demand products: (i) the operating entity obtained a Registration Certificate of New Veterinary Drugs for the Mycoplasma Bovis Live Vaccine (HB150 strain) on February 25, 2025, and received a production approval number on July 23, 2025; (ii) the operating entity obtained a Registration Certificate of New Veterinary Drugs for the Pentavalent Inactivated Vaccine for Chickens against Newcastle Disease, Infectious Bronchitis, Avian Influenza (H9 subtype), Infectious Bursal Disease, and Avian Adenovirus Disease (Group I, serotype 4) (N7a strain + M41 strain + HF strain + rVP2 protein + Fiber-2 protein) on March 21, 2025, and received a production approval number on November 14, 2025; (iii) the operating entity obtained a Registration Certificate of New Veterinary Drugs for the Combined Heat-resistant Protective Agent Live Vaccine against Newcastle Disease and Infectious Bronchitis (LaSota strain + SZ160 strain) on July 16, 2025, and expects to receive a production approval number in the second quarter of 2026; (iv) the Porcine Circovirus Type 2 Baculovirus Vector and Mycoplasma pneumoniae Combined Inactivated Vaccine (ZSTU01 strain + MH03 strain) developed by the operating entity passed the new veterinary drug registration test on September 28, 2025, and the operating entity expects to obtain a Registration Certificate of New Veterinary Drugs in the second quarter of 2026; and (v) the Trivalent Inactivated Vaccine for Chickens against Newcastle Disease, Avian Influenza (H9 subtype), and Avian Adenovirus Disease (Group I, serotype 4) (aSG10 strain + G strain + Fiber-2 protein) passed the new veterinary drug registration test on February 11, 2026, and the operating entity expects to obtain a Registration Certificate of New Veterinary Drugs in the fourth quarter of 2026. In addition to develop products in great demand, the operating entity also intends to expand its business by developing and manufacturing vaccines for companion animals. As of the date of this annual report, the operating entity is currently conducting the new veterinary drug registration processes for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine, which is used to prevent the three most common infectious diseases in cats caused by feline panleukopenia, FCV, and feline viral rhinotracheitis, and Canine Distemper-Parvovirus Vaccine, Inactivated, which is used to prevent canine distemper and parvovirus. In addition, the operating entity’s application for Registration Certificate of New Veterinary Drugs for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on August 9, 2023, and the operating entity expects to obtain the certificate in the fourth quarter of 2026. The operating entity also intends to develop a GnRH immunocontraceptive vaccine for pet dogs and cats, with the aim of addressing concerns that traditional surgical sterilization may deprive pets of a complete life experience. As of the date of this annual report, with regard to the vaccines described in this paragraph, clinical trials for all vaccines are completed except for the GnRH immunocontraceptive vaccine which has not yet undergone a clinical trial.

●	Expand the operating entity’s sales and distribution network. The operating entity intends to expand its sales and distribution network to enter new geographic markets. The operating entity has expanded its business in Egypt, Pakistan, and Vietnam, and is planning to expand into overseas markets such as Africa, Central Asia, and West Asia. In the domestic market, a new subsidiary, Beijing Zhongnong Zhengye Biotechnology Co., Ltd., was established, with the aim of integrating sales, technical services, and marketing functions.

●	Enhance the operating entity’s ability to attract, incentivize and retain talented professionals. The operating entity believes its success greatly depends on its ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving its competitive advantage in the market, it plans to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism.

●	Merger and Acquisition Strategy: We plan to advance our merger and acquisition initiatives in 2026, with a strategic focus on the pet sector. We believe that, supported by favorable industry dynamics and the growing demand for animal health solutions, this segment represents an attractive and structurally resilient area for growth. We aim to leverage mergers and acquisitions as a strategic tool to expand our product portfolio, strengthen core capabilities, and accelerate our development in the pet market, while ensuring alignment with our overall strategic direction and operational strengths. As of the date of this annual report, we have not identified any targets for mergers or acquisitions.

Our Revenue Model

The operating entity generates revenue through manufacturing and sales of veterinary vaccines under its own brand. For the fiscal years ended December 31, 2025, 2024, and 2023, we recognized RMB116.4 million (US$16.6 million), RMB186.4 million, and RMB211.7 million in revenue, respectively.

The operating entity sells veterinary vaccines, both domestically and internationally. For the fiscal years ended December 31, 2025, 2024, and 2023, revenue of domestic sales was RMB113.2 million (US$16.1 million), RMB183.3 million, and RMB210.0 million, accounting for 97.3%, 98.3%, and 99.2%, respectively, of our revenue, and revenue of international sales was RMB3.2 million (US$0.5 million), RMB3.1 million, and RMB1.7 million, accounting for 2.7%, 1.7%, and 0.8%, respectively, of our revenue.

Products

As of the date of this annual report, the operating entity has a total of 50 veterinary vaccines in its product portfolio, 50 of which are sold domestically and eight of which are sold internationally. Newcastle Disease Virus (La Sota strain), and Avian influenza virus (H9 subtype HL strain) Vaccine, Inactivated are currently sold in Pakistan and Vietnam; Newcastle Disease Vaccine, Live (La Sota strain) is currently sold in Egypt and Vietnam; Newcastle Disease Vaccine, Live (Strain Clone 30) is currently sold in Egypt; Newcastle Disease Vaccine, Inactivated is currently sold in Egypt, Pakistan and Vietnam; Infectious Bursal Disease Vaccine, Live (Strain B87) is currently sold in Vietnam; Bivalent Live Vaccine for Newcastle Disease and Infectious Bronchitis in Chickens (La Sota Strain+H120 Strain) are currently sold in Vietnam and Pakistan; Newcastle Disease, Infectious Bronchitis and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain SY) are currently sold in Vietnam, and Avian Pox Vaccine, Live (Quail-Adapted Strain) is currently sold in Vietnam.

The 50 products and their indications as of the date of this annual report were as follows:

Primary Species	Product Name	Indication	International Sale
Swine	Bivalent Inactivated Vaccine for Haemophilus parasuis (Serotype 4 JS Strain + Serotype 5 ZJ Strain)	Protect against actinobacillus pleuropneumonia	N/A
Swine	Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM)	Protect against diseases caused by porcine circovirus-2 infection	N/A
Swine	Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE)	Protect against porcine pseudorabies	N/A
Swine	Transmissible Gastroenteritis and Porcine Epidemic Diarrhea Vaccine, Inactivated	Protect against porcine transmissible gastroenteritis and porcine epidemic diarrhea. Mainly used to vaccinate pregnant sows for the piglets getting passive immunity, and to protect pigs of different ages by active immunity	N/A
Swine	Clostridium Perfringens Bivalent Vaccine for Piglets, Inactivated (Type A and C)	Protect against enterotoxemia in piglets caused by Clostridium Perfringens type A and C	N/A
Swine	Swine Erysipelas Vaccine, Live	Protect against swine erysipelas	N/A
Swine	Swine Fever Thermo-Stable Vaccine, Live (Tissue Origin)	Protect against swine fever	N/A
Swine	Swine Pasteurella Multocida Vaccine, Live (679-230 strain)	Protect against porcine pasteurella multocida disease (i.e., swine plague)	N/A
Swine	Paratyphus Vaccine for Piglets, Live	Protect against paratyphoid in piglets	N/A
Swine	Swine Parvovirus Disease Vaccine, Inactivated (CP-99 Strain)	Protect against porcine parvovirus disease	N/A
Swine	Porcine Cirovirus Type 2 Vaccine, Inactivated (Strain SH)	Protect against diseases caused by porcine circovirus-2 infection	N/A
Swine	Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX)	Protect against diarrhea in pigs caused by porcine transmissible gastroenteritis virus, porcine epidemic diarrhea virus and porcine rotavirus (G5) infection	N/A
Swine	Classical Swine Fever Vaccine, Live (Tissue Culture Origin)	Protect against swine fever	N/A
Swine	Swine Fever Vaccine, only for Government Procurement, Live (Tissue Culture Origin)	Protect against swine fever	N/A
Swine	Highly Pathogenic Porcine Reproductive and Respiratory Syndrome Vaccine, Live (Strain HuN4-F112)	Protect against highly pathogenic porcine reproductive and respiratory syndrome (i.e. highly pathogenic porcine blue ear disease)	N/A
Swine	Mycoplasma Hyopneumoniae Vaccine, Live (Strain RM48)	Protect against porcine mycoplasmal pneumonia (i.e., porcine panting disease)	N/A

Primary Species	Product Name	Indication	International Sale
Swine, Bovine, and Ovine	Pseudorabies Vaccine, Live	Protect against pseudorabies in pigs, cattle and sheep	N/A
Poultry	Newcastle disease virus (La Sota strain), and Avian influenza virus (H9 subtype HL strain) Vaccine, Inactivated	Protect against Newcastle disease and H9 subtype avian influenza in chickens	Pakistan, Vietnam
Poultry	Avian influenza virus (H9 subtype SY strain) vaccine, Inactivated	Protect against avian influenza caused by H9 subtype avian influenza virus	N/A
Poultry	Newcastle Disease Vaccine, Live (La Sota strain)	Protect against Newcastle disease in chickens	Egypt, Vietnam
Poultry	Newcastle Disease Vaccine, Live (CS2 strain)	Protect against Newcastle disease in chickens	N/A
Poultry	Newcastle Disease Vaccine, Live (Strain Clone 30)	Protect against Newcastle disease in chickens	Egypt
Poultry	Newcastle Disease Vaccine, Inactivated	Protect against Newcastle disease in chickens	Egypt, Pakistan, Vietnam
Poultry	Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H52)	Protect against Newcastle disease and infectious bronchitis in chickens	N/A
Poultry	Newcastle Disease, Infectious Bronchitis and Egg Drop Syndrome Vaccine, Inactivated (Strain Clone30+StrainM41+StrainAV127)	Protect against Newcastle disease, infectious bronchitis and egg drop syndrome in chickens	N/A
Poultry	Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H120)	Protect against Newcastle disease and infectious bronchitis in chickens	Pakistan, Vietnam
Poultry	Infectious Coryza (Serotype A) Vaccine, Inactivated	Protect against infectious coryza in chickens caused by type A Avibacterium paragallinarum	N/A
Poultry	Infectious Bursal Disease Vaccine, Live (Strain B87)	Protect against infectious bursal disease in chickens	Vietnam
Poultry	Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G)	Protect against Newcastle disease and avian influenza caused by the H9 subtype of avian influenza virus in chickens	N/A
Poultry	Avian Pox Vaccine, Live (Quail-Adapted Strain)	Protect against chicken pox	Vietnam
Poultry	Mycoplasma Gallisepticum Vaccine, Live	Protect against chronic respiratory tract disorder caused by Mycoplasma gallisepticum	N/A
Poultry	Avian Pasteurella Multocida Vaccine, Live (Strain G190E40)	Protect against Pasteurella multocida disease (i.e., fowl cholera) in chickens, ducks and geese over 3 months of age	N/A
Poultry	Duck Plague Vaccine, Live	Protect against duck plague	N/A
Poultry	Newcastle Disease, Infectious Bronchitis, Egg Drop Syndrome and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain HE02+Strain HN106)	Protect against Newcastle disease, infectious bronchitis, egg drop syndrome and H9 subtype avian influenza in chickens	N/A

Primary Species	Product Name	Indication	International Sale
Poultry	Newcastle Disease, Infectious Bronchitis and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain SY)	Protect against Newcastle disease, infectious bronchitis and H9 subtype avian influenza in chickens	Vietnam
Poultry	Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P)	Protect against duck Tembusu virus disease	N/A
Poultry	Infectious Coryza Vaccine (Serotype A+Serotype B+ Serotype C), Inactivated	Protect against infectious coryza in chickens caused by serotypes A, B, and C of Avibacterium paragallinarum	N/A
Bovine and Ovine	Ovine Braxy, Struck, Lamb Dysentery, Enterotoxaemia, Vaccine, Inactivated (Dried Powder)	Protect against braxy, struck, lamb dysentery and enterotoxemia in sheep	N/A
Bovine and Ovine	Caprine Infectious Pleuropneumonia Vaccine, Inactivated	Protect against contagious pleuropneumonia in goats	N/A
Bovine and Ovine	Goat Pox Vaccine, Live	Protect against goat and sheep pox	N/A
Bovine and Ovine	Bovine Pasteurella Multocida Vaccine, Inactivated	Protect against bovine Pasteurella multocida disease (i.e., bovine hemorrhagic septicemia)	N/A
Bovine and Ovine	Ovine Braxy, Struck, Lamb Dysentery, Enterotoxaemia, Black Disease, Clostridium botulinum (Type C) Toxonosis Vaccine, Inactivated (Dried Powder)	Protect against braxy, pulpy kidney, lamb dysentery, enterotoxaemia, blackleg, and Type C botulism in sheep	N/A
Canine	Rabies Vaccine, Inactivated (Strain Flury LEP)	Protect against rabies in dogs	N/A
Poultry	Duck plague live vaccine	Protect against duck plague	N/A
Horse	Live Attenuated Salmonella Abortus Equi Vaccine (C355 strain)	Prevention of equine abortion caused by Salmonella abortus equi infection	N/A
Bovine and Ovine	Inactivated Vaccine against Ovine Septicemic Streptococcosis	Prevention of ovine septicemic streptococcosis	N/A
Swine	Inactivated Vaccine against Porcine Mycoplasmal Pneumonia (HN0613 strain)	Prevention of porcine mycoplasmal pneumonia caused by Mycoplasma hyopneumoniae	N/A
Bovine and Ovine	Live Vaccine against Bovine Mycoplasma (HB150 strain)	Prevention of respiratory diseases caused by bovine mycoplasma infection	N/A
Poultry	Live Vaccine against Avian Infectious Bronchitis (H120 strain)	Prevention of avian infectious bronchitis	N/A
Poultry	Pentavalent Inactivated Vaccine against Newcastle Disease, Infectious Bronchitis, Avian Influenza (H9 subtype), Infectious Bursal Disease, and Avian Adenovirus Disease (Group I, serotype 4) (N7a strain + M41 strain + HF strain + rVP2 protein + Fiber-2 protein)	Prevention of five diseases, including Newcastle Disease and Avian Infectious Bronchitis	N/A

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

Besides, it has completed clinical trials for Feline Panleukopenia, FCV, Feline Viral Rhinotracheitis Triple Inactivated Vaccine and its application for a Registration Certificate of New Veterinary Drugs for this vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on August 9, 2023, and the application materials have been submitted to the Ministry of Agriculture and Rural Affairs Veterinary Drug Evaluation Center (“Evaluation Center”). The vaccine is currently undergoing a technical review at the Evaluation Center, which will be completed within 120 working days after the Evaluation Center’s receipt of the application materials. As of the date of this annual report, the operating entity has submitted a response to the quality standard confirmation letter to the Evaluation Center, and expects to obtain the Registration Certificate of New Veterinary Drugs in the fourth quarter of 2026. The operating entity has completed clinical trials for Feline Infectious Rhinotracheitis, Infectious Rhinoconjunctivitis and Panleukopenia Triple Vaccine, Inactivated in October 2023; it submitted an application in April 2024 and the operating entity resubmitted the application for new veterinary drug registration with supplementary materials based on the initial comments in August 2025.

Regulatory Approvals for the Company’s Products

The operating entity has received a broad range of regulatory approvals for its products. The following chart sets forth a summary of the licenses and permissions obtained by the operating entity as of the date of this annual report:

License/Permission	Issuing Authority	Countries/Regions	Validity	Corresponding Product
Certificate of Good Manufacturing Practices for Animal Drugs(1) (2022) No. 07022	Jilin Animal Husbandry Bureau	Jilin Province, China	May 31, 2022 – May 30, 2027	N/A
Veterinary Drug Production Permit(2) (2022) No. 07022	Jilin Animal Husbandry Bureau	Jilin Province, China	May 31, 2022 – May 30, 2027
Veterinary Drug Operation Permit(3) (2020) No. 07000099	Jilin Animal Husbandry Bureau	Jilin Province, China	December 24, 2024 – December 23, 2029	N/A
Use License of Experimental Animals(4) SYXK 2021-0009	Department of Science and Technology of Jilin Province	Jilin Province, China	June 21, 2021 – June 20, 2026	N/A
Use License of Experimental Animals SYXK 2021-0010	Department of Science and Technology of Jilin Province	Jilin Province, China	June 21, 2021 – June 20, 2026	N/A
Veterinary Drug Business License (No. 07000099)	Jilin Animal Husbandry Bureau	Jilin Province, China	December 24, 2024 – December 23, 2029	N/A
Registration Certificate of New Veterinary Drugs(5) (2010) No. 07	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Rabies Vaccine, Inactivated (Strain Flury LEP)
Registration Certificate of New Veterinary Drugs (2011) No. 09	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Highly Pathogenic Porcine Reproductive and Respiratory Syndrome Vaccine, Live (Strain HuN4-F112)

License/Permission	Issuing Authority	Countries/Regions	Validity	Corresponding Product
Registration Certificate of New Veterinary Drugs (2013) No. 01	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Newcastle Disease, Infectious Bronchitis, Egg Drop Syndrome and Avian Influenza (H9 Subtype) Vaccine, Inactivated (Strain La Sota+Strain M41+Strain HE02+Strain HN106)
Registration Certificate of New Veterinary Drugs (2013) No. 09	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Bivalent Inactivated Vaccine against Duck Infectious Serositis (Type 1 SG4 Strain + Type 2 ZZY7 Strain)
Registration Certificate of New Veterinary Drugs (2014) No. 14	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Mycoplasma Hyopneumoniae Vaccine, Live (Strain RM48)
Registration Certificate of New Veterinary Drugs (2014) No. 54	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX)
Registration Certificate of New Veterinary Drugs (2015) No. 39	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Newcastle Disease, Infectious Bronchitis and Egg Drop Syndrome Vaccine, Inactivated (Strain Clone30+ StrainM41+StrainAV127)
Registration Certificate of New Veterinary Drugs (2018) No. 41	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P)
Registration Certificate of New Veterinary Drugs (2019) No. 26	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G)
Registration Certificate of New Veterinary Drugs (2019) No. 35	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Combined Live Vaccine of Newcastle Disease and Infectious Bronchitis (Strain LaSota+Stain LDT3-A)
Registration Certificate of New Veterinary Drugs (2021) No. 62	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM)
Registration Certificate of New Veterinary Drugs (2022) No. 70	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-&xutri;gI/gE)
Registration Certificate of New Veterinary Drugs (2022) No. 77	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Subunit Vaccine of Porcine Circovirus Type 2 (E. coli–Derived)
Registration Certificate of New Veterinary Drugs (2025) No. 11	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Live Vaccine for Mycoplasma Bovis (Strain HB150)

License/Permission	Issuing Authority	Countries/Regions	Validity	Corresponding Product
Registration Certificate of New Veterinary Drugs (2025) No. 18	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Inactivated Pentavalent Vaccine for Newcastle Disease, Infectious Bronchitis, Avian Influenza (Subtype H9), Infectious Bursal Disease, and Avian Adenovirus Infection (Group I, Serotype 4) (Strains N7a + M41 + HF + rVP2 Protein + Fiber-2 Protein)
Registration Certificate of New Veterinary Drugs (2025) No. 75	Ministry of Agriculture and Rural Affairs of the PRC	China	No Expiration Date	Thermostable Live Bivalent Vaccine against Newcastle Disease and Infectious Bronchitis (La Sota strain + SZ160 strain)
Business Certificate	Jilin Administration for Market Supervision	Jilin Province, China	No Expiration Date	N/A

Note:

(1)	A Certificate of Good Manufacturing Practices for Animal Drugs attests that the manufacturer complies with the Veterinary Drug Production Quality Management Norms, and it is a required certificate for manufacturer to produce and market its veterinary products.

(2)	A Veterinary Drug Production Permit assures the manufacturer’s ability to produce veterinary drugs.

(3)	A Veterinary Drug Operation Permit allows the manufacturer to sell veterinary drugs.

(4)	A Use License of Experimental Animals permits the license holder to use experimental animals to conduct experiments.

(5)	A Registration Certificate of New Veterinary Drugs verifies that this veterinary drug product has undergone all the necessary tests and evaluations to ensure its safety, efficacy, and quality, and it can be used for animals under the stipulated uses and dosages. It is a required certificate for a company before receiving an Approval Number for Veterinary Biological Products for a vaccine and commencing manufacturing such vaccine. See “Regulations — Regulations Related to Veterinary Drugs Production and Operation”

As of the date of this annual report, the operating entity is granted approval by Egypt to sell its Newcastle Disease Vaccine, Live (Strain Clone 30), Infectious Coryza Vaccine, Inactivated, Newcastle Disease Vaccine, Live (LaSota strain), Newcastle Disease Vaccine, Inactivated, and Newcastle Disease and Egg Drop Syndrome Vaccine, Inactivated.

As of the date of this annual report, the operating entity is granted approval by Pakistan to sell its Combined Newcastle Disease & Egg Drop Syndrome Vaccine, Inactivated, Combined Newcastle Disease & Infectious Bronchitis Vaccine, Live, Newcastle Disease Vaccine, Inactivated, Combined Newcastle Disease and Infectious Bronchitis Vaccine, Live (Strain La Sota + Strain H52), New Castle Disease Virus (La Sota Strain) and Avian influenza virus (H9 subtype, HL strain, H9N2) Vaccine, Inactivated, Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G), Avian Influenza Virus (H9 subtype SY strain) Vaccine, and Inactivated, Newcastle Disease, Infectious Bronchitis and Egg Drop Syndrome Vaccine, Inactivated (Strain Clone30+StrainM41+StrainAV127).

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

Customers

The operating entity has two types of customers, (i) direct-end user customers, including livestock farmers and local governments; and (ii) distributors that distribute the operating entity’s products to end-user customers, including domestic distributors and exporting distributors (See “— Sales and Distribution-Distribution Network”). The operating entity sources its customers through multiple channels, including (i) attending industry exhibitions/expos, and (ii) directly contacting potential distributor customers and direct-end customers. For the fiscal years ended December 31, 2025, 2024, and 2023, the operating entity had a total of 223, 200, and 170 customers, of which 98, 63, and 36 were direct end-user customers, and 121, 133, and 129 were distributor customers, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, revenue generated from direct-end user customers amounted to RMB54.9 million (US$7.8 million), RMB126.5 million, and RMB162.0 million, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue generated from distributor customers amounted to RMB61.5 million (US$8.8 million), RMB59.9 million, and RMB49.7 million, respectively.

For the fiscal year ended December 31, 2025, MYF accounted for 13.7% of our total revenue. For the fiscal year ended December 31, 2024, MYF accounted for 44.6% of our total revenue. For the fiscal year ended December 31, 2023, two customers, MYF and Shuangbaotai, accounted for 52.1% and 15.0% of our total revenue, respectively. See “Risk Factors — Risks Relating to Our Business and Industry — High customer concentration exposes the operating entity to all of the risks faced by its major customer and may subject it to significant fluctuations or declines in revenue, which may have a material adverse impact on the operating entity’s business, and its and our financial condition and results of operations.”

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

For the fiscal year ended December 31, 2025, two suppliers, Hangzhou Julin Biotechnology Co., Ltd. and Jilin City Jilin Economic and Technological Development Zone Lianyuan Livestock Professional Cooperative, accounted for more than 10% of the operating entity’s total supplies purchased, accounting for 12.3% and 12.2%, respectively. For the fiscal years ended December 31, 2024, a supplier, Suzhou Womei Biology Co., Ltd., accounted for more than 10% of the operating entity’s total supplies purchased, accounting for 14.2%. For the year ended December 31, 2023, no vendor accounted above 10% of the Company’s total purchases.

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

R&D

The operating entity invests in R&D, aiming to develop new products and improve its existing products to accommodate the market needs. The R&D expenses totaled approximately RMB18.0 million (US$2.6 million), RMB12.8 million, and RMB11.9 million for the fiscal years ended December 31, 2025, 2024, and 2023, respectively. R&D expenses mainly consist of applicable personnel, sample manufacturing and materials expenses. As of the date of this annual report, the operating entity has a total of 51 employees in the R&D department. Below is a list of some employees in the R&D department.

Name	Credential	Years of Experience	Achievement
Wei Lian	Master of preventive veterinary medicine, senior veterinarian	21 years	One of the inventors of 41 inventions and utility models; Owner of twenty-two China national scientific and technical achievement
Shaoguo Bian	Master of preventive veterinary medicine, senior veterinarian	22 years

One of the inventors of 19 inventions and utility models;

Owner of five China national scientific and technical achievements;

Winner of Liaoning Province Animal Husbandry Science and Technology Contribution Award;

Winner of Liaoning Province Science and Technology Award

Shushuai Yi	Doctor of preventive veterinary medicine	12 years

Inventor of three inventions;

Led and participated in 5 provincial and ministerial-level science and technology projects in China, published nearly 50 research papers, ten of which are indexed in Science Citation Index.

Jiangting Niu	Doctor of preventive veterinary medicine	10 years	Inventor of one invention Led and participated in 3 provincial and ministerial-level science and technology projects in China, and published nearly 30 research papers
Guohui Wang	Bachelor of veterinary medicine, senior veterinarian	23 years	One of the inventors of 36 inventions and utility models; Owner of 19 China national scientific and technical achievement
Jing Wu	Bachelor of veterinary medicine, assistant veterinarian	10 years	One of the inventors of 20 inventions and utility models Owner of ten China national scientific and technical achievements
Zhiyun Yu	Bachelor of veterinary medicine, senior veterinarian	19 years	One of the inventors of 10 inventions and utility models Owner of seven China national scientific and technical achievements

The operating entity currently has one R&D center, which was established in 2006 and located at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin Province, China. As of the date of this annual report, the R&D center has developed 42 patents, and helped the operating entity receive 17 Registration Certificates of New Veterinary Drugs.

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

On April 3, 2018, as the Strategic Cooperation Framework Agreement was about to expire, both parties signed a memorandum (the “Memorandum”) and made subsequent plans for vaccines that had been approved to commence clinical trials but had not obtained Registration Certificate of New Veterinary Drugs, including Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P). In September 2019, pursuant to the Strategic Cooperation Framework Agreement and the memorandum, Shanghai Veterinary Research Institute transferred Duck Tembusu Viral Disease Vaccine, Live (Strain FX2010-180P) to the operating entity for commercialization. In return, after the operating entity receives an Approval Number for Veterinary Biological Products and commences producing this vaccine, the operating entity would remit 5% of the vaccine’s five-year sales revenue as consideration. Neither the Strategic Cooperation Framework Agreement nor the Memorandum addresses or includes provisions for the cross-licensing of intellectual property rights. The Memorandum does not extend the duration of the Strategic Cooperation Framework Agreement, nor does it contain any provisions regarding its own duration or termination. As of December 31, 2025, the total aggregate amount of the shared revenue paid by the operating entity in this project reached RMB1.4 million (US$0.2 million). The Company recognized the 5% of the sales revenue as cost of revenue since the cost was directly related to the revenue.

Moreover, the operating entity is also licensed to use vaccine production technologies and related intellectual properties owned by others to manufacture vaccines through technology licensing agreements.

For example, the operating entity entered into a technology licensing agreement with Harbin Veterinary Research Institute on April 5, 2012, pursuant to which Harbin Veterinary Research Institute permitted the operating entity to use the seed virus and production technology of Swine Transmissible Gastroenteritis, Porcine Epidemic Diarrhea and Porcine Rotavirus (G5 type) Vaccine, Live (Strain huadu+Strain CV777+Strain NX) to manufacture the vaccine. As of December 31, 2025, the total aggregate amount that has been paid by the operating entity pursuant to this agreement reach RMB56.0 million (US$8.0 million). The vaccine has been launched in July 2016. The operating entity recognized it as intangible asset and amortized it over the useful life of the licensed technology. Set forth below are the materials terms of the technology licensing contract:

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

Additionally, the operating entity entered into a technology licensing agreement with China Agricultural University and China Institute of Veterinary Drug Control on July 16, 2018, pursuant to which the operating entity is permitted to use the seed virus and production technology of Reassortant Newcastle Disease Virus and Avian Influenza Virus (H9 Subtype) Vaccine, Inactivated (Strain aSG10+ Strain G). The vaccine has been launched in January 2020. As of December 31, 2025, the total aggregate amount that has been paid by the operating entity pursuant to this agreement reach RMB6.0 million (US$0.9 million). The operating entity recognized it as intangible assets, and amortized it over the useful life of the licensed technology. Set forth below are the materials terms of the technology licensing contract:

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

The operating entity conducts research projects solely or cooperatively with third-party local universities. The associated costs incurred in these projects are solely funded by the operating entity. For certain research projects eligible for government subsidies, the operating entity receives subsidies from the government of Jilin Province, PRC, which the operating entity records as other income, government subsidies, in the consolidated statements of income and comprehensive income. Set forth below is a list of these research projects in the past three years.

Project	Collaborator	Year
The Development of Ovine and Caprine Contagious Pustular Virus mRNA Vaccine Based on Lipid Nanoparticle Technology	Jilin University	2023
The Development of Combined VSV-SVV Nucleic Acid Rapid Test Kit and its Application in the Quarantine of Cold-chain Pork	Jilin University	2023
The Study of Rapid Visual Nucleic Acid Test of Various SARS-CoV-2 Mutants	Jilin University	2023
The Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever	Jilin Agricultural University	2023
The Development and Application of Rapid Visual Test Technology for Key Viral Diseases in Goslings	Jilin Agricultural University	2023
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	Jilin Academy of Agricultural Sciences	2023
The Preparation Process Study of Immunoglobulin Y against Rotavirus Disease in Herbivorous Animals and its Prophylactic Application	Jilin Institute of Animal Husbandry and Veterinary Medicine	2023
The Research on the Antitumor Effect of Oncolytic ORFV Virus Against Animal Melanoma	Jilin University	2024
Innovation and Application of Bacteriophages in the Detection and Elimination of Foodborne Pathogens	Jilin Provincial Center for Animal Disease Prevention and Control	2024
Development of a Postbiotic Preparation Against Bacterial Enteritis in Fish	Jilin Academy of Agricultural Sciences	2024
Live Vaccine for Mycoplasma bovis	Huazhong Agricultural University	2024
Bivalent Inactivated Vaccine for Mycoplasma bovis and Pasteurella multocida (Serotype A)	Jilin Agricultural University	2025
Development and application of a live vaccine against bovine mycoplasma	Huazhong Agricultural University (Jilin Provincial Science and Technology Development Program Project)	2025

Preclinical study of therapeutic chimeric monoclonal antibodies against feline parvovirus	Institute of Special Animal and Plant Sciences, Chinese Academy of Agricultural Sciences (Jilin Provincial Science and Technology Development Program Project)	2025
Development of nanobody-targeted probiotic (lactic acid bacteria) microecological therapeutics	Jilin Agricultural University (Jilin Provincial Science and Technology Development Program Project)	2025
Development of a subunit vaccine against porcine circovirus type 3	Jilin Agricultural Science and Technology University (Jilin Provincial Science and Technology Development Program Project)	2026
Development of a recombinant live vector bivalent vaccine against feline infectious conjunctivitis and feline infectious rhinotracheitis	Jilin University (Jilin Provincial Science and Technology Development Program Project)	2026
Construction of a recombinant Orf virus strain and its efficacy in the treatment of animal mammary tumors	Jilin University (Jilin Provincial Science and Technology Development Program Project)	2026
Development and application of a ferritin-based multivalent nanoparticle vaccine for important avian infectious diseases	Jilin Academy of Agricultural Sciences (Jilin Provincial Science and Technology Development Program Project)	2026
Development and evaluation of a multi-epitope nanoparticle vaccine against porcine epidemic diarrhea	Jilin Agricultural Science and Technology University (Jilin Provincial Science and Technology Development Program Project)	2026
Development of a bivalent vaccine against enterotoxigenic Escherichia coli and Clostridium perfringens in cattle	Institute of Special Animal and Plant Sciences, Chinese Academy of Agricultural Sciences (Jilin Provincial Science and Technology Development Program Project)	2026

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

As of the date of this annual report, the operating entity has 42 registered patents in mainland China. See “— Intellectual Property.” Faced with the ever-changing market demands, it continues to invest in acquiring new patents and technologies that are tailored to the market’s fast changing requirements.

Sales and Distribution

As of the date of this annual report, the operating entity has a sales team of 57 employees. The operating entity provides its sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel. The employment agreements with the sales team members include, contract period (fixed time or indefinite duration), job description, occupational hazard protection, termination provisions, and compliance with the Labor Law of the People’s Republic of China and the Labor Contract Law of the People’s Republic of China in all material aspects. The compensation package for the sales team includes vacation, social insurance, fixed base salaries and commissions based on the revenue or collection they achieve.

With the efforts of the sales team, the operating entity markets and sells its products through three main channels: (i) through its direct sales channel, (ii) through its distribution network, and (iii) through government tender and procurement, which account for 44.6%, 52.9%, and 2.5%, respectively, for the fiscal year ended December 31, 2025, 65.3%, 32.1%, and 2.6%, respectively, for the fiscal year ended December 31, 2024, and 75.4%, 23.4%, and 1.2%, respectively, for the fiscal year ended December 31, 2023.

Direct Sales Channel

The operating entity sells its products through its direct sales channel mainly by participating tender and procurement of major breeding companies and directly contracting with breeders.

Distribution Network

The operating entity’s domestic distributors cover 29 provincial-level administrative regions of the PRC for the resale of the operating company’s products in the Chinese market. Domestic distributors market and distribute the products in the regions where they are located.

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

The operating entity production lines run eight hours per day and 280 to 320 days per year. The annual production capacity of the operating entity’s manufacturing facilities in the fiscal year ended December 31, 2025 is demonstrated in the following table:

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

Intellectual Property

The operating entity’s business is dependent on a combination of trademarks, patents, domain names, and other proprietary rights in order to protect the operating entity’s intellectual property rights. As of the date of this annual report, the operating entity has 10 registered trademarks, 42 registered patents, three domain names and six registered copyrights in China. Set forth below is a detailed description of the operating entity’s registered intellectual properties.

Patents

Patent No.	Title	Patent Publication Date	Type of Patent Application	Expiration Date
ZL201410109323.4	Preparation Methods and Products of Live Pseudorabies Vaccine	February 24, 2016	Invention	February 23, 2036
ZL201410150556.9	H9N2 Avian Influenza Virus Strain, the Inactivated Vaccine and its Application	May 11, 2016	Invention	May 10, 2036
Zl201510063873.1	Vaccine Adjuvant and its Application on the Preparation of Newcastle Disease Inactivated Vaccine	November 10, 2017	Invention	November 9, 2037
ZL201821162503.9	A Fixing Strap of Temperature Transmitter for Livestock Temperature Measurement	January 18, 2019	Utility Model	January 17, 2029
ZL201821162650.6	An Aseptic Sampling Device for Bioreactors	June 4, 2019	Utility Model	June 3, 2029
ZL201821162656.3	A Fixing Device for Experimental Animals	September 3, 2019	Utility Model	September 2, 2029
ZL201821162502.4	A Temperature Adjustable Mouse Restrainer for Intravenous Injections	August 30, 2019	Utility Model	August 29, 2029
ZL201510320280.9	Porcine Circovirus Type 2 (Pcv2) Strain, the Inactivated Vaccine and its Application	September 7, 2018	Invention	September 6, 2038
ZL201521092537.1	A Chicken Embryo Allantoic Fluid Collector	June 15, 2016	Utility Model	June 14, 2026
ZL201521092546.0	A Liquid Tank Filter	May 25, 2016	Utility Model	May 24, 2026
ZL201711107884.0	Porcine Rotavirus Strain, the Inactivated Vaccine and its Application	June 15, 2021	Invention	June 14, 2041
ZL202021428573.1	A Sealed Vaccine Refrigerator	April 30, 2021	Utility Model	April 29, 2031
ZL202021300518.4	An Easy-to-Transport Receiving Cart for Vaccine Production	March 16, 2021	Utility Model	March 15, 2031
ZL202021302199.0	A Make-Up Tank for Vaccine Production	May 18, 2021	Utility Model	May 17, 2031
ZL202021297863.7	A Water Bath for Vaccine Production	May 18, 2021	Utility Model	May 17, 2031
ZL202021598646.1	An Angle Adjustable Low-Temperature Storage Device for Vaccine	May 18, 2021	Utility Model	May 17, 2031
ZL202021599219.5	An Anti-Collision Transport and Storage Device for Veterinary Vaccine	May 18, 2021	Utility Model	May 17, 2031
ZL202120600080.X	A Sealer for Discharge Pipe	October 15, 2021	Utility Model	October 14, 2031
ZL202120616940.9	A Steam Sterilizer	December 14, 2021	Utility Model	December 13, 2031
ZL202120630917.5	A Foot-Operated Pressurization Device For 10,000 Ml Bottle	November 9, 2021	Utility Model	November 8, 2031
ZL202120655608.3	A Multi-Slot Egg Candler	November 23, 2021	Utility Model	November 22, 2031
ZL202120641694.2	An Easy-To-Use Fertile Egg Candler	October 15, 2021	Utility Model	October 14, 2031
ZL202021428550.0	A High-Volume Mixer for Veterinary Disinfectant	July 23, 2021	Utility Model	July 22, 2031

ZL202120651166.5	Flame Sterilizer for Low Volume Glasswares	March 31, 2021	Utility Model	March 30, 2031
ZL202222003543.1	A Low-temperature Storage Device for Feline Herpesvirus Vaccine	August 1, 2022	Utility Model	July 31, 2032
ZL202222022892.8	A Vessel for Culturing Cat Parvovirus	August 3, 2022	Utility Model	August 2, 2032
ZL202123045827.9	Puncher for the Agarose Diffusion Method	December 6, 2021	Utility Model	December 5, 2031
ZL202123039252.X	A Device for Cleaning the Internal Mechanism of Small Fermentation Tanks	December 6, 2021	Utility Model	December 5, 2031
ZL202122501249.9	A Liquid Dispenser with Damping Structure	October 18, 2021	Utility Model	October 17, 2031
ZL202122490625.9	A Cell Culture Bottle that Can be Sampled Multiple Times	October 14, 2021	Utility Model	October 13, 2031
ZL202021430170.0	A Dilution Device for Veterinary Vaccine	July 23, 2021	Utility Model	July 22, 2031
ZL202110408829.5	An Easy-to-operate Double-container Device and Method for the Proportional Dilution of Solutions	April 16, 2021	Invention	April 15, 2041
ZL202110409020.4	A Hand-held Shell Puncher for Embryonated Chicken Eggs	April 16, 2021	Invention	April 15, 2041
ZL202210137800.2	A Portable Device and Method for Detecting Mycoplasma in Chicken Serum	February 15, 2022	Invention	February 14, 2042
ZL202111033109.1	A Duck Tembusu Virus Live Vaccine Lyophilized Protectant: Preparation Method and Application	December 19, 2023	Invention	December 18, 2043
ZL202210137552.1	A dilution device for the toxic strain in the research of pseudorabies virus vaccine	September 13, 2024	Invention	September 12, 2044
ZL202210673698.8	An Evaluation Method for Virus Adsorption Capacity of Purification Media	February 21, 2025	Invention	February 20, 2045
ZL202420807181.8	A Column-Loading Device for Use in Purification Instruments	March 28, 2025	Utility Model	March 27, 2045
ZL202211262956.X	A lyophilized heat-resistant protectant for vaccines, its preparation method and application	April 22, 2025	Invention	April 21, 2045
ZL2024 21662496.4	A colony collection device	May 9, 2025	Utility Model	May 8, 2045
ZL202310673801.3	A porcine rotavirus detection kit	January 23, 2026	Invention	January 22, 2046
ZL202510940017.3	A recombinant chicken antimicrobial peptide targeting drug-resistant Staphylococcus aureus	February 27, 2026	Invention	February 26, 2046

Trademarks

Trademark	Registration No.	Name	Registration Date	Classes	Term
	33129332	正无泄	June 7, 2019	5	June 6, 2029
	50312241	正圆瑧	July 7, 2021	5	July 6, 2031
	538324	吉生	December 30, 1990	5	December 29, 2030
	50346346	正无梭	August 7, 2021	5	August 6, 2031
	50331020	正无蓝	August 7, 2021	5	August 6, 2031
	40734059	7G	April 14, 2020	5	April 13, 2030
	33129152	正伪净	September 14, 2019	5	September 13, 2029
	33148263	正圆安	June 21, 2019	5	June 20, 2029
	32030808	正业生物	March 28, 2022	5	March 27, 2032
	79000991	正副安	January 7, 2025	5	January 6, 2035

Domain Names

Set forth below is a detailed description of the operating entity’s domain names.

Domain Name.	Registration Date	Expiration Date
jlzybio.com	May 14, 2018	May 14, 2026
正业生物.中国	May 17, 2018	May 17, 2026
jlzybio.cn	May 14, 2018	May 14, 2026

Copyrights

The operating entity owns six copyrights, the protection period of which lasts for 50 years from the first publication date of the work.

Copyright No.	Copyright Name	Copyright Publication Date	Type of Copyright	Copyright Application Date
00816517	抗非护猪保生产	April 12, 2019	works of fine arts	June 28, 2019
00802343	正业生物	June 8, 2018	works of fine arts	June 5, 2019
00793306	正喘停	June 8, 2018	works of fine arts	May 31, 2019
01338417	禽正好	N/A	works of fine arts	May 14, 2021
00793307	正业生物科技让动物更美好	June 8, 2018	works of fine arts	May 31, 2019
01338418	鸭正步	N/A	works of fine arts	May 14, 2021
00210642	鼻正康	February 28, 2019	works of fine arts	July 19, 2024
00238001	正喘宁	August 19, 2019	works of fine arts	August 12, 2024
00238002	正丹清	August 19, 2019	works of fine arts	August 12, 2024
00238003	正喜安	August 19, 2019	works of fine arts	August 12, 2024

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

Employees

As of December 31, 2025, 2024, and 2023, the operating entity had 269, 277, and 286 full-time employees, respectively.

The following table provides a breakdown of the operating entity’s employees by function as of December 31, 2025:

Function	Number of Employees
Manufacturing	108
Sales	57
Research and Development	51
Management	7
General	46
Total	269

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

Property the Operating Entity Leases

In addition to the above-mentioned properties that the operating entity owns, it currently leases several properties in Jilin, Jilin province, the PRC and Jinan, Shandong province, the PRC for an aggregate area of approximately 1,087 square feet for warehouses, garage, and residences as of the date of this annual report. The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Total Rent	Term	Use
Yanping Qi	Jilin Zhengye	Room 2601, Unit 2, Building No. 12, Wanda Jiangpan Huacheng, Changyi District, Jilin, Jilin Province	958	RMB26,600 (March 19, 2023 – December 31, 2023) RMB7,000 (January 1, 2024 – March 19, 2024) RMB33,600 (March 19, 2024 – March 18, 2025) RMB33,600 (March 20, 2025 – March 19, 2026) RMB33,600 (March 20, 2026 – March 19, 2027)	March 19, 2023 – December 31, 2023 January 1, 2024 – March 19, 2024 March 19, 2024 – March 18, 2025 March 20, 2025 – March 19, 2026 March 20, 2026 – March 19, 2027	Residence
Guoliang Shi	Jilin Zhengye	No. 1547 Parking Space, 1st Floor, Wanda Plaza, Changyi District, Jilin, Jilin Province	129	RMB4,000	September 2, 2024 – September 1, 2025 September 2, 2025 – September 1, 2026	Garage
Beijing CAU Innovation Institute	Beijing Zhongnong	Room 3043, Building 3, Beijing China Agricultural University Innovation and Advanced Studies Institute, No. 10 Tianxiu Road, Haidian District, Beijing	1026.01	RMB82,838	May 11, 2025 – May 10, 2026	Office

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

Environmental Matters

As a manufacturer of veterinary vaccines, the operating entity production activities are governed by PRC laws and regulations, including the Environmental Protection Law of the PRC, Law of the PRC on the Prevention and Control of Environment Pollution Caused by Solid Wastes, the Regulations on Discharge of Pollutants (Provisional), the Regulation on Urban Drainage and Sewage Treatment and the Measures for the Administration of Permits for Discharging Urban Sewage into the Drainage Pipeline. In order to better comply to these laws and regulations, the operating entity has invested RMB569,311 in pollutant treatment for the period from July 1, 2022 to December 31, 2025.

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

Regulations Related to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law (revised in 2023), which was issued by the Standing Committee of the National People’s Congress and became effective on July 1, 2024. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investors in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

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

Regulations Related to Export and Import

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on March 10, 2024 which came into effect on May 1, 2024, the Foreign Trade Law of the PRC (revised in 2025) promulgated by the Standing Committee of National People’s Congress, or the SCNPC, on December 27, 2025 which came into effect on March 1, 2026, the Customs Law of the PRC promulgated by the SCNPC, on January 22, 1987 which came into effect on July 1, 1987 and last amended on April 29, 2021, the Measures for Record Filing and Registration by Foreign Trade Dealer promulgated by the Ministry of Commerce (the “MOFCOM”) on June 25, 2004, which came into effect on July 1, 2004 and last amended on May 10, 2021 and the Administrative Provisions of the Customs of the PRC on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs of the PRC on November 19, 2021 which came into effect on January 1, 2022, foreign trade business operators engaging in the import or export of goods or technology must go through the record filing and registration formalities with the MOFCOM or the agency entrusted by the MOFCOM. Unless otherwise provided for, the declaration of import or export goods and the payment of duties may be made by the consignees or consignors themselves, or by entrusted customs brokers. Customs declaration entities refer to consignees or consignors of imported or exported goods or customs brokers that have filed for record with Customs. Customs declaration entities may conduct customs declaration business within the customs territory of the PRC.

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

Regulations on Urban Drainage and Sewage Treatment

According to the Regulations on the Administration of Pollutant Discharge Permits promulgated by the State Council on January 24, 2021, business units and entities that discharge pollutant registered in the list of regular pollutant sources shall apply for permit for discharge of pollutants. No discharge of pollutants shall be allowed if such permit is required.

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

On December 4, 2023, SAFE promulgated the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which relaxed restrictions on the scale of preliminary expenses for overseas direct investment, and facilitated the payment and use of funds obtained from equity transfers under domestic reinvestment and funds raised from overseas listing of foreign direct investment.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance of the PRC (the “MOF”) on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. Both regulations are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On December 25, 2024, the PRC Value-added Tax Law was promulgated and took effect on January 1, 2026. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of Value-added Tax (the “VAT”). The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Value-Added Tax Policies Concerning the Application of Low Tax Rates and Simplified Taxation Method for Certain Goods promulgated on January 19, 2009 and the Notice of the Ministry of Finance and the State Administration of Taxation on Simplifying Value-added Tax Rate Policies promulgated on June 13, 2014, if general taxpayers sell biological products which are made of microbes, metabolin of microbes, animal toxin, blood or organism of human beings or animals, VAT shall be paid and calculated at the rate of 3% under the simplified method.

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

A. Operating Results

Business Overview

We, through the operating entity, focus on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving veterinary vaccine market. We have benefited from China’s overall economic growth, increased number of large-scale farms, and national policies of animal epidemic detection and prevention, which has been attracting breeders’ attention and promoting compulsory immunization to raise breeders’ full awareness of the risk of animal epidemics and the necessity of immunization.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

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

Results of Operations

Net Revenues

We derived revenues from (i) swine vaccines, (ii) poultry vaccines and (iii) other vaccines. The following table sets forth a breakdown of our revenues both in absolute amounts and as a percentage of our total revenues for the years ended December 31, 2023, 2024, and 2025.

	For the years ended December 31,
	2023		2024		2025
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	%	RMB	US$	%
Swine vaccines	188,919	89.3	157,789	84.7	90,143	12,890	77.5
Poultry vaccines	15,430	7.3	15,506	8.3	12,480	1,785	10.7
Other vaccines	7,302	3.4	13,061	7.0	13,739	1,964	11.8
Total	211,651	100	186,356	100	116,362	16,639	100

As our revenues are generated from different distribution channels, the following table sets forth a breakdown of our revenues from different distribution channels for the years ended December 31, 2023, 2024, and 2025.

	For the years ended December 31,
	2023		2024		2025
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	%	RMB	US$	%
Direct sales channel	159,529	75.4	121,774	65.3	51,897	7,421	44.6
Distribution network	49,623	23.4	59,854	32.1	61,501	8,795	52.9
Government tender and procurement	2,499	1.2	4,728	2.6	2,964	423	2.5
Total	211,651	100	186,356	100	116,362	16,639	100

Cost of Revenues

Costs of revenues consist primarily of inventory cost and shipping and handling cost of providing these services or goods. The following table sets forth a breakdown of our cost of revenues by nature both in absolute amounts and as a percentage of our total cost of revenues for the years ended December 31, 2023, 2024, and 2025:

	For the years ended December 31,
	2023		2024		2025
	(in thousands, except for percentages)
Cost of revenues:	RMB	%	RMB	%	RMB	US$	%
Swine vaccines	73,257	77.8	71,327	75.0	61,882	8,849	66.9
Poultry vaccines	11,575	12.3	13,979	14.7	14,484	2,071	15.7
Other vaccines	9,311	9.9	9,755	10.3	16,127	2,307	17.4
Total	94,143	100	95,061	100	92,493	13,227	100

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization, which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

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

	For the years ended December 31,
	2023		2024		2025
	(in thousands, except for percentages)
	RMB	%	RMB	%	RMB	US$	%
Sales and marketing expenses	40,743	56.2	41,269	55.1	43,918	6,280	46.5
General and administrative expenses	23,592	32.5	22,575	30.2	31,006	4,434	32.9
Research and development expenses	11,901	16.4	12,794	17.1	18,013	2,576	19.1
Provision for (reversal of) credit losses	(3,714)	(5.1)	(1,782)	(2.4)	1,438	206	1.5
Total	72,522	100	74,856	100	94,375	13,496	100

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

Translations of balances in the consolidated balance sheets, statements of operations and comprehensive income (loss), and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025, are solely for the convenience of the readers, and they were calculated at the rate of US$1.00 to RMB6.9931.

	For the years ended December 31,
	2023	2024	2025
	(in thousands)
	RMB	RMB	RMB	US$
Net revenues	211,651	186,356	116,362	16,639
Cost of revenues	(94,143)	(95,061)	(92,493)	(13,227)
Gross profit	117,508	91,295	23,869	3,412
Sales and marketing expenses	(40,743)	(41,269)	(43,918)	(6,280)
General and administrative expenses	(23,592)	(22,575)	(31,006)	(4,434)
Research and development expenses	(11,901)	(12,794)	(18,013)	(2,576)
Reversal of (provision for) credit losses	3,714	1,782	(1,438)	(206)
Total operating expenses	(72,522)	(74,856)	(94,375)	(13,496)
Operating income (loss)	44,986	16,439	(70,506)	(10,084)
Other income (expenses):
Interest income	312	231	96	14
Interest expense	(4,423)	(4,043)	(3,400)	(486)
Unrealized gains on short-term investments	-	209	127	18
Unrealized foreign exchange gain (loss)	-	679	(312)	(45)
Government subsidy	2,653	733	2,252	322
Other expenses (income)	234	146	(130)	(19)
Total other expenses, net	(1,224)	(2,045)	(1,367)	(196)
Income (loss) before income taxes	43,762	14,394	(71,873)	(10,280)
Income tax (expenses) benefit	(6,253)	(924)	(11,095)	(1,587)
Net income (loss)	37,509	13,470	(82,968)	(11,867)

Net revenues

Our revenue decreased by RMB70.0 million or 37.6% from RMB186.4 million for the year ended December 31, 2024 to RMB116.4 million (US$16.6 million) for the year ended December 31, 2025, primarily due to a downturn in the hog market in 2025, characterized by low and volatile prices, which resulted in reduced demand for swine vaccines.

Our revenue decreased by RMB25.3 million or 12.0% from RMB211.7 million for the year ended December 31, 2023 to RMB186.4 million for the year ended December 31, 2024, primarily due to the veterinary vaccine market adjustments and the reduced sales of swine vaccines following the Company’s strategic realignment of sales practices aimed at diversifying its customer base and reducing concentration risk.

Our revenue from sales to the operating entity’s largest customer dropped from RMB83.1 million for the year ended December 31, 2024 by RMB67.1 million to RMB16.0 million (US$2.3 million) for the year ended December 31, 2025, due to the customer’s less demand for swine vaccines.

Our revenue from sales to the operating entity’s largest customer dropped from RMB110.3 million for the year ended December 31, 2023 by RMB27.2 million to RMB83.1 million for the year ended December 31, 2024. As of December 31, 2024, our largest customer accounted for 49.0% of our total accounts receivable, which was then reduced to 11.8% by December 31, 2025. The Company adjusted its sales approach to mitigate risks associated with dependency on a single customer, despite the potential negative effect on our revenue.

Revenue from sales of swine vaccines. Our revenue from sales of swine vaccines dropped from RMB157.8 million for the year ended December 31, 2024 to RMB90.1 million (US$12.9 million) for the year ended December 31, 2025. Our revenue from sales of swine vaccines dropped from RMB188.9 million for the year ended December 31, 2023 to RMB157.8 million for the year ended December 31, 2024. This decline was primarily driven by a downturn in the hog market in 2025, characterized by low and volatile prices. Additionally, government macro-control policies aimed at reducing the inventory of productive sows to alleviate periodic oversupply contributed to the reduced demand for swine vaccines.

Revenue from sales of poultry vaccines. Our revenue from sales of poultry vaccines dropped from RMB15.5 million for the year ended December 31, 2024 to RMB12.5 million (US$1.8 million) for the year ended December 31, 2025. Our revenue from sales of poultry vaccines increased from RMB15.4 million for the year ended December 31, 2023 to RMB15.5 million for the year ended December 31, 2024. This decline was primarily due to normal market fluctuations.

Revenue from sales of other vaccines. Our revenue from sales of other vaccines increased from RMB13.1 million for the year ended December 31, 2024 to RMB13.7 million (US$2.0 million) for the year ended December 31, 2025. Our revenue from sales of other vaccines increased from RMB7.3 million for the year ended December 31, 2023 to RMB13.1 million the year ended December 31, 2024. The increase in sales of other vaccines was caused by the increased sales of the vaccines for sheep.

Cost of revenues

Our cost of revenues decreased by 2.7% from RMB95.1 million for the year ended December 31, 2024 to RMB92.5 million (US$13.2 million) for the year ended December 31, 2025. The decrease was mainly due to the decrease in the cost of swine vaccines. Our cost of revenues increased by 1.0% from RMB94.1 million for the year ended December 31, 2023 to RMB95.1 million for the year ended December 31, 2024. The increase was mainly due to the increase in the cost of poultry vaccines.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB91.3 million for the year ended December 31, 2024 to RMB23.9 million (US$3.4 million) for the year ended December 31, 2025. Our gross profit margin decreased from 49.0% to 20.5%, mainly due to the lower sales price and unchanged fixed cost. Our gross profit decreased from RMB117.5 million for the year ended December 31, 2023 to RMB91.3 million for the year ended December 31, 2024. Our gross profit margin decreased from 55.5% to 49.0%, mainly due to the lower sales price and unchanged fixed cost.

Operating expenses

Our total operating expenses increased from RMB74.9 million for the year ended December 31, 2024 to RMB94.4 million (US$13.5 million) for the year ended December 31, 2025, reflecting the increase in our general and administrative expenses, allowance for credit losses, sales and marketing expenses, and research and development expenses. Our total operating expenses increased from RMB72.5 million for the year ended December 31, 2023 to RMB74.9 million for the year ended December 31, 2024, reflecting the decrease in our general and administrative expenses and reversal for credit losses, and increases in our sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB41.3 million for the year ended December 31, 2024 to RMB43.9 million (US$6.3 million) for the year ended December 31, 2025. The increase in sales and marketing expenses mainly resulted from an increase in payroll for sales staffs, advertising expenses and entertainment, partially offset by a decrease in marketing promotion expenses. Our sales and marketing expenses increased from RMB40.7 million for the year ended December 31, 2023 to RMB41.3 million for the year ended December 31, 2024. The increase in sales and marketing expenses mainly resulted from an increase in payroll for sales staffs, marketing promotion expenses and entertainment, partially offset by a decrease in travel expenses and advertising expenses.

General and administrative expenses. Our general and administrative expenses increased from RMB22.6 million for the year ended December 31, 2024 to RMB31.0 million (US$4.4 million) for the year ended December 31, 2025. The increase in general and administrative expenses was attributed to the increase in professional technical services and in depreciation and amortization. Our general and administrative expenses decreased from RMB23.6 million for the year ended December 31, 2023 to RMB22.6 million for the year ended December 31, 2024. The decrease in administrative expenses was attributed to the reduction in employee compensation and decrease in depreciation and amortization.

Research and development expenses. Our research and development expenses increased from RMB12.8 million for the year ended December 31, 2024 to RMB18.0 million (US$2.6 million) for the year ended December 31, 2025. The increase in research and development expenses mainly resulted from an increase in research and development projects, which led to an increase in material expenses. Our research and development expenses increased from RMB11.9 million for the year ended December 31, 2023 to RMB12.8 million for the year ended December 31, 2024. The increase in research and development expenses mainly resulted from an increase in material expenses.

The following table sets forth a summary of our total spending for each research and development project subsidized by the Government of Jilin Province, the PRC, for the years ended December 31, 2023, 2024, and 2025.

	For the year ended December 31,
Total Project Expenses	2023	2024	2025
	RMB	RMB	RMB	US$
The Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf)	939,254	1,495,072	1,023,366	146,339
The Virus Study, Laboratory Sample Preparation and Efficacy Evaluation of Inactivated Bovine Akabane Disease Vaccine	844,513	1,416,313	1,169,696	167,264
The Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever	938,767	45,805	-	-
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	1,130,075	885,882	95,976	13,724
Total	3,852,609	3,843,072	2,289,038	327,327

The investment in research and development project costs is not comparable, and different projects are at different stages and their inputs are different.

Reversal of (provision for) credit losses. Our allowance of credit loss amounted to RMB1.4 million (US$0.2 million) for the year ended December 31, 2025. Our reversal of credit loss amounted to RMB1.8 million for the year ended December 31, 2024. Our reversal of credit loss amounted to RMB3.7 million for the year ended December 31, 2023.

Operating income (loss)

Our operating loss was RMB70.5 million (US$10.1 million) for the year ended December 31, 2025.

Our operating income was RMB16.4 million and RMB45.0 million for the years ended December 31, 2024 and 2023, respectively.

Net income (loss)

As a result of the foregoing, our net loss was RMB83.0 million (US$11.9 million) for the year ended December 31, 2025, and our net income was RMB13.5 million and RMB37.5 million for the years ended December 31, 2024 and 2023, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

Our consolidated financial statements have been prepared on a going concern basis, which assumes that we will continue in operation for the foreseeable future and, accordingly, will be able to realize our assets and discharge our liabilities in the normal course of operations as they come due.

We generated net loss of RMB83.0 million (US$11.9 million) for the year ended December 31, 2025. Net cash provided by operating activities was RMB13.3 million (US$1.9 million) for the year ended December 31, 2025. As of December 31, 2025, we had cash and restricted cash of RMB50.3 million (US$7.2 million) and working capital of RMB16.9 million (US$2.4 million).

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Management may decide to enhance our liquidity position or increase our cash reserve for future operations and ongoing finance of short-term bank loans. Management believes that the amount of available cash balance as of December 31, 2025 and forecasted net cash flows for a period of one year after the issuance of the consolidated financial statements will be sufficient for us to satisfy our obligations and commitments when they become due. The accompanying consolidated financial statements have been prepared on the basis we will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements.

The following table sets forth a summary of our cash flows for the years presented:

	For the years ended December 31,
	2023	2024	2025
	(in thousands)
	RMB	RMB	RMB	US$
Net cash provided by operating activities	48,184	41,046	13,333	1,911
Net cash used in investing activities	(11,765)	(27,665)	(12,630)	(1,806)
Net cash provided by (used in) financing activities	(18,979)	(22,129)	32,310	4,621
Effect of exchange rate changes on cash and restricted cash	-	168	(1,285)	(190)
Net increase (decrease) in cash and restricted cash	17,440	(8,580)	31,728	4,536
Cash and restricted cash at beginning of year	9,746	27,186	18,606	2,661
Cash and restricted cash at end of year	27,186	18,606	50,334	7,197

As of the date of this annual report, we have financed our operating and investing activities primarily through cash generated from operating and financing activities. As of December 31, 2024 and 2025, our cash were RMB18.6 million and RMB50.3 million (US$7.2 million), respectively. Our cash primarily consists of bank deposits.

As of December 31, 2024 and 2025, our restricted cash was RMB1,500 and RMB1,500 (US$215), respectively. Restricted cash mainly consists of bank time deposits, which are defined as time deposits with original maturities longer than three months but less than one year, or long-term bank deposits with maturity dates within one year.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings, or registration of government authorities and limits on the amount of capital contributions and loans.

Operating Activities

Net cash generated from operating activities was RMB13.3 million (US$1.9 million) in 2025. The difference between our net cash provided by operating activities and our net loss of RMB83.0 million (US$11.9 million) was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB25.9 million (US$3.7 million), as compared to RMB24.2 million in 2024, for we had higher gross property, plant and equipment in 2025 than 2024, (ii) an allowance for credit losses of RMB1.4 million (US$0.2 million), as compared to a reversal of credit losses of RMB1.8 million in 2024, because we had slower collection in 2025, and (iii) the impairment for inventory was RMB12.8 million (US$1.8 million), compared to an impairment of RMB6.0 million in 2024. Changes in working capital mainly resulted from (i) a decrease in notes receivable of RMB21.0 million (US$3.0 million), as compared to an increase of RMB3.8 million in 2024, (ii) a decrease in accounts receivable of RMB39.7 million (US$5.7 million), as compared to a decrease of RMB16.3 million in 2024, for the reduction of receivables from major customers, (iii) a decrease in accounts payable of RMB3.4 million (US$0.5 million), as compared to a decrease of RMB0.4 million in 2024, (iv) a decrease in advance to suppliers of RMB2.0 million (US$0.3 million), as compared to an increase of RMB7.7 million in 2024, because we paid advance to suppliers in the previous year to secure materials, and (v) a decrease in inventory of RMB6.3 million (US$0.9 million), as compared to an increase of RMB5.9 million in 2024.

Net cash generated from operating activities was RMB41.0 million in 2024. The difference between our net cash provided by operating activities and our net income of RMB13.5 million was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB24.2 million, as compared to RMB23.9 million in 2023, for we had higher gross property, plant and equipment in 2024 than 2023, (ii) a reversal of allowance for credit losses of RMB1.8 million, as compared to RMB3.7 million in 2023, because we had stronger collection in 2024, and (iii) The impairment for inventory and intangible asset was RMB6.0 million, compared to an impairment of RMB10.0 million in 2023. Changes in working capital mainly resulted from (i) an increase in note receivables of RMB3.8 million, as compared to a decrease of RMB8.3 million in 2023, (ii) a decrease in accounts receivable of RMB16.3 million, as compared to decrease of RMB31.0 million in 2023, for we continue to have strong collection for our accounts receivable, (iii) a decrease in accounts payable of RMB0.4 million, as compared to a decrease of RMB35.6 million in 2023, (iv) an increase in advance to suppliers of RMB7.7 million, as compared to an increase of RMB0.6 million in 2023, because we paid advance to suppliers to secure materials, (v) an increase in inventory of RMB5.9 million, as compared to an increase of RMB12.9 million in 2023.

Investing Activities

Net cash used in investing activities was RMB12.6 million (US$1.8 million) in 2025, which represented payments for loans to a related party of RMB7.0 million (US$1.0 million), collection of lending to a related party of RMB7.0 million (US$1.0 million), purchases of property and equipment of RMB1.0 million (US$0.1 million), and purchases of intangible assets of RMB11.6 million (US$1.7 million).

Net cash used in investing activities was RMB27.7 million in 2024, which represented payments for purchases of property and equipment of RMB13.6 million and purchases of intangible assets of RMB14.2 million.

Net cash used in investing activities was RMB11.8 million in 2023, which represented payments for purchases of short-term investments of RMB1.2 million, purchase of property and equipment of RMB7.4 million and purchases of intangible assets of RMB4.2 million, offset by proceeds from disposal of property, plant and equipment of RMB1.1 million.

Financing Activities

Net cash provided by financing activities was RMB32.3 million (US$4.6 million) in 2025, which represented proceeds from loans of RMB70.5 million (US$10.1 million), repayment of loans of RMB82.6 million (US$11.8 million), proceeds from initial public offering RMB43.1 million (US$6.2 million), and receipt of shareholder’s capital contribution of RMB1.5 million (US$0.2 million).

Net cash used in financing activities was RMB22.1 million in 2024, which represented proceeds from loans of RMB90.1 million, repayment of loans of RMB92.9 million, dividend payment to shareholders of RMB16.0 million and payment of IPO expenses of RMB 3.5 million.

Net cash used in financing activities was RMB19.0 million in 2023, which represented proceeds from loans of RMB79.9 million, repayment of loans of RMB54.9 million, dividend payment to shareholders of RMB39.5 million and payment of IPO expenses of RMB4.5 million.

Capital Expenditure

Our capital expenditures are primarily incurred for purchases of intangible assets, property, plant and equipment and prepayment for purchase of intangible assets. We made capital expenditures of RMB11.8 million, RMB27.7 million, and RMB12.6 million (US$1.8 million) in the years ended December 31, 2023, 2024, and 2025, respectively. The increase of capital expenditures was mainly because of the increase in patents and investment in office building projects in 2024. Our capital expenditures have been primarily funded by cash generated from the operating entity’s operations. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from the operating entity’s operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, loan repayment, and working capital requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Since July 21, 2005, RMB is allowed to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

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

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 49.0% of the Company’s total accounts receivable as of December 31, 2024, has been fully collected in 2025.

As of December 31, 2025, two clients accounted for 11.8% and 11.6% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2023, two clients accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one client accounted for 44.6% of the Company’s total revenues. For the year ended December 31, 2025, one client accounted for 13.7% of the Company’s total revenues.

As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable. As of December 31, 2025, one vendor accounted for 10.2% of the Company’s total accounts payable.

For the year ended December 31, 2023, no vendor accounted above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases. For the year ended December 31, 2025, two vendors accounted for 12.3% and 12.2% of the Company’s total purchases, respectively.

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

Contractual Obligations

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term loans.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025:

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease commitments	433	106	52	56	219
Long-term loans	9,550	700	8,850	-	-
Short-term loans	65,100	65,100	-	-	-
Total	75,083	65,906	8,902	56	219

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended December 31, 2025, 2024, and 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

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

The Company’s policy for estimating credit losses also applies to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables are written off when they are determined to be uncollectible.

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

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2023, 2024, and 2025 were nil, nil, and nil, respectively.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “derivative assets” included in the short-term investments and the liability has been recognized as “derivative liabilities” on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contracts and interest rate swap contracts are recorded in other income in the Company’s consolidated statements of income and comprehensive income but do not impact our cash flows.

Valuation allowance for deferred tax assets

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences, and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements.

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

Name	Age	Position(s)
Zhenfa Han	73	Director and Chairman of the Board
Songlin Song	51	Co-Chief Executive Officer
Aiden Han	34	Co-Chief Executive Officer
Wenhua Sun	59	Director
Ping Wang	46	Chief Financial Officer
Zhongyao Liu	41	Chief Operating Officer
Wei Lian	45	Vice General Manager
Yuhong Cheng	49	Vice General Manager
Ping Jiang	62	Independent Director
Guohan Li	45	Independent Director
Qiyi Hu	59	Independent Director

The following is a brief biography of each of our executive officers and directors:

Zhenfa Han has been our Director since March 2023 and Chairman of the Board since May 2023. He has served as the Director of the operating entity since April 2004, and he served as the Chairman of the Board of the operating entity from September 2015 to September 2018. He reassumed the role of Chairman of the Board of the operating entity since January 2022. Mr. Han also held the following prominent positions outside of our Company: a member of the 10th, 11th, and 12th National Committee of the Chinese People’s Political Consultative Conference (“CPPCC”), a member of the Social and Legal Affairs Committee of the CPPCC, a standing committee member of the Jilin Provincial CPPCC, the Deputy Director of the Legal Affairs Committee of the Jilin Provincial CPPCC, a standing committee member of the All-China Federation of Industry and Commerce, the Vice President of the Agricultural Industry Chamber of Commerce under the All-China Federation of Industry and Commerce, the Vice President of the Jilin Provincial Federation of Industry and Commerce, the Executive Director of China Society for Promotion of the Guangcai Program, the Executive Director of the China Animal Agriculture Association, and the President of the Jilin Provincial Animal Husbandry Association. He obtained his bachelor’s degree in philosophy from Jilin Provincial Party School in the PRC in 1989.

Songlin Song has been our Chief Executive Officer since May 2023. He has served as the Director and General Manager of the operating entity since September 2018. Prior to joining the operating entity, Mr. Song was a General Manager of China Animal Husbandry Industry Co., Ltd., from April 2018 to August 2018. Mr. Song is an advisor of the master programs in Jilin University College of Veterinary Medicine. Mr. Song holds Senior Veterinarian Professional Title and Principal Senior Economist Professional Title in China. He obtained his bachelor’s degree in veterinary medicine from China Agriculture University in 1998.

Aiden Han has been our Co-Chief Executive Officer since March 2025. Mr. Aiden Han is the son of Zhenfa Han, a director and the chairman of the Board of the Company. He received his bachelor’s degree in business administration from University of Southern California in 2017.

Wenhua Sun has been our Director since May 2023. Ms. Sun has been the General Manager of Beijing Huazheng Property Management Co., Ltd. since January 2020. She also has been the Director of Zhengye Investment Co., Ltd. and the Director and General Manager of Beijing Hanzhenyuan International Hotel Co., Ltd. since August 2014. Ms. Sun obtained her bachelor’s degree in party and government management from Changchun Radio and Television University in the PRC in 1987.

Ping Wang has been our Chief Financial Officer (“CFO”) since May 2023. He has served as the CFO of the operating entity since December 2021. Mr. Wang has over nineteen years of experience in finance performance control. Prior to joining the operating entity, Mr. Wang was a Financial Director of Beijing Sanju Environmental Protection & New Materials Co., Ltd., from January 2017 to November 2021. Mr. Wang holds Intermediate Accountant Qualification and Auditor Qualification in China. He obtained his bachelor’s degree in financial accounting education from Jilin Agricultural University in the PRC in 2003. Mr. Wang became a Certified Internal Auditor of the Institute of Internal Auditors in November 2014.

Zhongyao Liu has been our Chief Operating Officer since April 2024. He has served as the Director, Vice General Manager, and Board Secretary of the operating entity since April 2021. Prior to joining the operating entity, Mr. Liu was an M&A Manager of Beijing Oriental Yuhong Waterproof Technology Co., Ltd. From March 2019 to September 2020, Mr. Liu served as a Senior Investment Manager at Beijing New Building Materials Public Limited. From April 2018 to March 2019, he served as an Oversea Investment Manager at Jilin Yatai (Group) Co., Ltd. He obtained bachelor’s degree in marketing from Jilin University in the PRC in 2008. He also obtained a master’s degree in financial engineering from Nagasaki University in Japan in 2012. Mr. Liu became a Certified Management Accountant of the Institute of Certified Management Accountants of the U.S. in September 2018.

Wei Lian has been our Vice General Manager since May 2023. He has served as the Deputy General Manager of the operating entity since April 2018. Mr. Lian is an advisor of the master programs in Jilin Agricultural University School of Veterinary Medicine. He holds Senior Veterinarian Professional Title in China. Mr. Lian obtained his bachelor’s degree in animal medicine from Jilin Agricultural University in the PRC in 2005. He also obtained a master’s degree of veterinary from Jilin Agricultural University in the PRC in 2012.

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

Guohan Li has served as our Independent Director since March 24, 2026. Mr. Li has extensive experience in accounting. He has served as a partner at the Shenzhen branch of Zhongshen Zhonghuan Certified Public Accountants LLP (Special General Partnership) since September 2023, where he is responsible for client engagement, business development, and oversight of professional services. From February 2021 to August 2023, he was a partner at Shenzhen Yida Certified Public Accountants Co., Ltd., with similar responsibilities. Mr. Li obtained his bachelor’s degree in accounting from Shenzhen University in 2004.

Qiyi Hu has served as our Independent Director since March 24, 2026. Mr. Hu has extensive experience in corporate management. He has served as the chairman of Rongshi (Beijing) Technology Co., Ltd. since January 2019, a company that operates an agriculture-focused business education and industry services platform providing executive training, advisory programs, and industry research designed to enhance the management capabilities, strategic decision-making, and growth of agricultural enterprises. In this role, he oversees strategic planning, team management, and business development. Mr. Hu obtained a bachelor’s degree in engineering from China Agricultural University in 1990, a master’s degree in international finance from Renmin University of China in 2000, and a master’s degree in business administration from Tsinghua University in 2011.

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

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB4,632,687 (US$662,465) as compensation to our executive officers and directors.

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

Audit Committee. Our audit committee consists of Guohan Li, Qiyi Hu, and Ping Jiang. Guohan Li is the chairperson of our audit committee. We have determined that Guohan Li, Qiyi Hu, and Ping Jiang satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Guohan Li, qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Qiyi Hu, Ping Jiang, and Guohan Li. Qiyi Hu is the chairperson of our compensation committee. We have determined that Qiyi Hu, Ping Jiang, and Guohan Li satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ping Jiang, Qiyi Hu and Guohan Li. Ping Jiang is the chairperson of our nominating and corporate governance committee. We have determined that Ping Jiang, Qiyi Hu and Guohan Li satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

Executive Compensation Recovery Policy

Our board of directors has adopted an executive compensation recovery policy applicable to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We have made our executive compensation recovery policy publicly available on our website.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is calculated based on 10,965,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers*:
Zhenfa Han(2)(4)	1,129,632	40,000,000	86.79%	99.22%
Wenhua Sun	—	—	—	—
Aidan Han	—	—	—	—
Ping Wang	86,207	—	0.18%	0.01%
Songlin Song	172,413	—	0.36%	0.02%
Zhongyao Liu	22,989	—	0.05%	0.00%
Wei Lian(3)(i)	169,300	—	0.36%	0.02%
Yawen Dong(3)(ii)	124,590	—	0.26%	0.02%
Yuyou He(3)(iii)	50,064	—	0.11%	0.01%
Wanlin Zhang(5)	—	—	—	—
Yuhong Cheng	17,241	—	0.04%	0.00%
Ping Jiang	—	—	—	—
Guohan Li	—	—	—	—
Qiye Hu	—	—	—	—
All directors and executive officers as a group (14 individuals):	1,772,436	40,000,000	88.15%	99.30%
5% Shareholders**:
Zhenfa Han(4)	1,129,632	40,000,000	86.79%	99.22%
Securingium Holding Limited(2)(4)	—	40,000,000	84.40%	99.08%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China.

(2)	Represents 40,000,000 Class B Ordinary Shares held by Securingium Holding Limited, a BVI company, which is (i) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han, and (ii) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, which acts as the trustee of Generations United Trust. The settlor, beneficiary, and protector of Generations United Trust is Zhenfa Han. The registered address of Securingium Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, BVI.

(3)	Represents 2,278,752 Class A Ordinary Shares held by Vanguards Skyline Holdings Limited, a BVI company, which is 100% owned by Changchun Feier Investment Center (Limited Partnership).

(i)	Wei Lian owns 7.4281% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.3638%interest in the Company;

(ii)	Yawen Dong, a former Vice General Manager who retired on April 30, 2024, owns 5.4675% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.2728% interest in the Company; and

(iii)	Yuyou He former Vice General Manager, retired on July 13, 2026, owns 2.197% interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.1096% interest in the Company. Songlin Song owns 7.5661 % interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.3638 % interest in the Company;

Ping Wang owns 3.7831 % interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.1819% % interest in the Company;

Zhongyao Liu owns 1.0088 % interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.0485% % interest in the Company; and

Yuhong Cheng owns 0.7566 % interest in Changchun Feier Investment Center (Limited Partnership), which in turn holds 0.0364% % interest in the Company.

(4)	Zhenfa Han, our Director and Chairman of the Board, beneficially owns (i) 40,000,000 Class B Ordinary Shares through Securingium Holding Limited, (ii) 678,146 Class A Ordinary Shares through VVAX Holdings Limited, and (iii) 451,486 Class A Ordinary Shares through Vanguards Skyline Holdings Limited.

(5)	Wanlin Zhang, a former Vice General Manager, retired on April 30, 2024.

As of the date of this annual report, approximately 23.34% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the year ended December 31, 2023, the operating entity sold a motor vehicle to Beijing Hanzhenyuan international hotel Co., Ltd. (“Beijing Hanzhenyuan”), a company controlled by a shareholder of the Company, with a net carrying value of RMB737,713. As of December 31, 2023 and 2024, the amount due from Beijing Hanzhenyuan was RMB737,713 and RMB737,713, and the amount was fully collected subsequently on March 17, 2025.

For the year ended December 31, 2024, we obtained a working capital loan from Jiahe Developments Limited, which is controlled Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the directors of the Company, in the amount of RMB145,986. As of December 31, 2024, the amount due to Jiahe Developments Limited was RMB145,986, which was fully repaid on January 27, 2025.

For the years ended December 31, 2023, 2024 and 2025, the operating entity purchased goods from Jilin Huazheng Agriculture and Animal Husbandry Development Co., Ltd. (“Jilin Huazheng”), which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB126,573, RMB118,883, and RMB127,105 (US$18,176), respectively.

For the year ended December 31, 2025, the operating entity provided a working capital loan to Jinlin Huazheng, in the amount of RMB7,000,000 (US$1,000,987), which was fully repaid on June 30, 2025.

For the year ended December 31, 2025, the operating entity purchased venue and catering services from Beijing Hanzhenyuan, which is controlled by a shareholder of the Company, in the amount of RMB745,700 (US$106,634).

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

Dividend Policy

During the fiscal years ended December 31, 2023, 2024, and 2025, dividends declared amounted to RMB55.1 million, RMB0.2 million, and nil, respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profit and/or share premium, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiary and from the operating entity to our PRC subsidiary. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China, are subject to local taxes. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Peg Biotechnology may be considered a non-resident enterprise for tax purposes, so that any dividends Hainan Senhan pays to Peg Biotechnology may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — Enterprise Taxation in Mainland China.”

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market since January 7, 2025 under the symbol “ZYBT.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market since January 7, 2025 under the symbol “ZYBT.”

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

We incorporate by reference into this annual report the description of our Second Amended and Restated Memorandum and Articles of Association, which is filed as Exhibit 1.1 to this annual report on Form 20-F.

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

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and most recently amended on December 6, 2024, and became effective on January 20, 2025, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

Value-added Tax

On December 25, 2024, the PRC Value-added Tax Law was promulgated and took effect on January 1, 2026. According to this law, the current three-tier basic tax rates of 13%, 9%, and 6% will remain unchanged as follows: (i) a 13% tax rate applies to the sale of goods, processing, repair and replacement services, the leasing of tangible movable property, and the import of goods, unless otherwise specified; (ii) a 9% tax rate applies to the sale of transportation, postal services, basic telecommunications, construction, and real estate leasing services, the sale of real estate, the transfer of land use rights, and the sale or import of goods such as agricultural products, unless otherwise specified; and (iii) a 6% tax rate applies to the sale of other services and intangible assets.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

United States Federal Income Taxation

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The brief discussion set forth below only addresses U.S. Holders (as defined below) that purchase Class A Ordinary Shares of the Company. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them for the purchase, ownership and disposition of our Class A Ordinary Shares.

Material United States Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if our Class A Ordinary Shares continue to be listed on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. As of December 31, 2025, no dividends were issued.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the past IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the past IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules for the fiscal year ended December 31, 2025. We must make a separate determination each year as to whether we are a PFIC, however, there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in the past IPO, together with any other assets held for the production of passive income, it is possible that, for any future taxable years, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of remaining cash we raised in the past IPO. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC in the future years. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of us being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still be able to avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares continue to be regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC, and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b), and (c) of the Exchange Act, and our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

From July 21, 2005, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on our Ordinary Shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

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

Concentration of customers and suppliers

As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 49.0% of the Company’s total accounts receivable as of December 31, 2024, has been fully collected in 2025.

As of December 31, 2025, two clients accounted for 11.8% and 11.6% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2023, two clients accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one client accounted for 44.6% of the Company’s total revenues. For the year ended December 31, 2025, one client accounted for 13.7% of the Company’s total revenues.

As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable. As of December 31, 2025, one vendor accounted for 10.2% of the Company’s total accounts payable.

For the year ended December 31, 2023, no vendor accounted for above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases. For the year ended December 31, 2025, two vendors accounted for 12.3% and 12.2% of the Company’s total purchases.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 4. Information on the Company—A. History and Development of the Company—Share Reclassification” and “Item 10. Additional Information” for a description of the rights of securities holders.

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

The net proceeds raised from the IPO were approximately $6,348,000 after deducting underwriting discounts, from such amount, $5,958,292 of the net proceeds remained available after reimbursing PRC subsidiaries for expenses advanced from them in connection with the IPO. For the period from the effectiveness of the registration statement on Form F-1 to the date as of this annual report, we used approximately RMB20.2 million (US$2.9 million) for conducting R&D projects. We still intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-276436).

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

Based upon this evaluation, our management has concluded that, as of December 31, 2025, our existing disclosure controls and procedures were not effective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of December 31, 2025.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. To remedy our identified material weakness as of December 31, 2025, we have identified certain remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of December 31, 2025

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Guohan Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Guohan Li, Qiyi Hu, and Ping Jiang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

WWC, P.C.

	For the Years Ended December 31,
	2024	2025
Audit fees (1)	$340,000	$310,000
Audit-related fees	8,400	-
Tax fees	-	-
All other fees	-	-
Total	$348,400	$310,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit services provided by WWC, P.C. in fiscal years 2024 and 2025. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhengye Biotechnology Holding Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Class A Ordinary Shares
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.4	English Translation of the Form of Sales Agreement (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.5	English Translation of the Form of Supplying Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.6	English Translation of the Form of Distribution Agreement (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.7	English Translation of the Form of Technology Transfer Agreement (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.8	English Translation of the Form of Cooperative Research and Development Agreement (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.9	Technology Development Contract by and between Jilin Zhengye and Shanghai Veterinary Research Institute on April 22, 2015 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)

4.10	Memorandum by and between Jilin Zhengye and Shanghai Veterinary Research Institute on April 3, 2018 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.11	Technology Licensing Agreement by and between Jilin Zhengye and Harbin Veterinary Research Institute on April 5, 2012 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.12	Technology Licensing Agreement by and between Jilin Zhengye and China Agricultural University on July 16, 2018 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
4.13	Company Formation Agreement by and between Jilin Zhengye and Youjia Technology Consulting Service (Tianjin) Co., Ltd. on March 28, 2025 ((incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2025)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on January 9, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guantao Law Firm
15.2*	Consent of WWC, P.C.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1/A (file No. 333-276436), as amended, initially filed with the Securities and Exchange Commission on May 15, 2024)
97.2	Insider Trading Policy (incorporated by reference to Exhibit 97.2 of our Annual Report on Form 20-F (file No. 001-42450) filed with the Securities and Exchange Commission on July 3, 2025.)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income (Loss) And Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Songlin Song
Chief Executive Officer

Date: April 28, 2026

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zhengye Biotechnology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhengye Biotechnology Holding Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California

April 28, 2026.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash	18,604	50,332	7,197
Restricted cash	2	2	-
Short-term investments	1,433	1,560	223
Notes receivable, net	25,592	-	-
Accounts receivable, net	59,563	18,485	2,643
Advance to suppliers	10,788	2,208	316
Inventories, net	58,220	39,166	5,601
Prepayments and other current assets, net	2,626	25,667	3,670
Other receivable-a related party	738	-	-
Total current assets	177,566	137,420	19,650

Non-current assets:
Property, plant and equipment, net	255,164	236,812	33,863
Land use rights, net	7,930	7,673	1,097
Intangible assets, net	14,850	47,084	6,732
Right-of-use assets, net	-	469	67
Long-term prepayments	18,698	7,014	1,003
Deferred IPO expenses	8,048	-	-
Net deferred tax assets	10,991	-	-
Total non-current assets	315,681	299,052	42,762
Total assets	493,247	436,472	62,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	74,443	65,100	9,309
Current maturities of long-term loans	7,190	700	100
Operating lease liability-current	-	106	15
Accounts payable	42,960	44,010	6,296
Contract liabilities	3,485	4,752	680
Taxes payable	2,066	2,345	335
Amount due to related parties	146	-	-
Accrued expenses and other liabilities	5,617	3,463	495
Total current liabilities	135,907	120,476	17,230

Non-current liabilities:
Long-term loans	4,800	8,850	1,266
Operating lease liability-non-current	-	327	47
Deferred tax liabilities	-	104	15
Total non-current liabilities	4,800	9,281	1,328
Total liabilities	140,707	129,757	18,558

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000025 par value; 1,900,000,000 shares authorized; 5,666,376 and 7,391,376 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1	-
Class B ordinary shares (US$0.000025 par value; 100,000,000 shares authorized; 40,000,000 and 40,000,000shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	7	7	1
Additional paid-in capital	203,150	240,752	34,427
Statutory reserves	32,647	32,647	4,668
Retained earnings (deficit)	48,151	(21,633)	(3,099)
Accumulated other comprehensive income	3	(1,926)	(275)
Total Zhengye Biotechnology Holding Limited’s shareholders’ equity	283,959	249,848	35,722
Noncontrolling interests	68,581	56,867	8,132
Total equity	352,540	306,715	43,854
Total liabilities and equity	493,247	436,472	62,412

*	As of December 31, 2025, share reclassification was retroactively restated with effective date of March 24, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Net revenues	211,651	186,356	116,362	16,639
Cost of revenues	(94,143)	(95,061)	(92,493)	(13,227)
Gross profit	117,508	91,295	23,869	3,412

Sales and marketing expenses	(40,743)	(41,269)	(43,918)	(6,280)
General and administrative expenses	(23,592)	(22,575)	(31,006)	(4,434)
Research and development expenses	(11,901)	(12,794)	(18,013)	(2,576)
Reversal of (provision for) credit losses	3,714	1,782	(1,438)	(206)
Total operating expenses	(72,522)	(74,856)	(94,375)	(13,496)
Operating income (loss)	44,986	16,439	(70,506)	(10,084)
Other income (expenses):
Interest income	312	231	96	14
Interest expense	(4,423)	(4,043)	(3,400)	(486)
Unrealized gains on short-term investments	-	209	127	18
Unrealized foreign exchange gain (loss)	-	679	(312)	(45)
Government subsidy	2,653	733	2,252	322
Other expenses (income)	234	146	(130)	(19)
Total other expenses, net	(1,224)	(2,045)	(1,367)	(196)
Income (loss) before income taxes	43,762	14,394	(71,873)	(10,280)
Income tax expenses	(6,253)	(924)	(11,095)	(1,587)
Net income (loss)	37,509	13,470	(82,968)	(11,867)
Net (income) loss attributable to noncontrolling interests	(6,052)	(2,159)	13,184	1,885
Net income (loss) attributable to the Zhengye Biotechnology Holding Limited’s shareholders	31,457	11,311	(69,784)	(9,982)

Comprehensive income (loss)
Net income (loss)	37,509	13,470	(82,968)	(11,867)
Other comprehensive income (loss)
Foreign currency translation adjustment	-	3	(1,929)	(275)
Total comprehensive income (loss)	37,509	13,473	(84,897)	(12,142)
Total comprehensive (income) loss attributable to non-controlling interest	(6,052)	(2,159)	13,184	1,885
Total comprehensive income (loss) attributable to the Zhengye Biotechnology Holding Limited’s shareholders	31,457	11,314	(71,713)	(10,257)

Earnings (loss) per share:
-Basic and diluted – Class A Ordinary shares	0.69	0.25	(1.47)	(0.21)
-Basic and diluted – Class B Ordinary shares	0.69	0.25	(1.47)	(0.21)

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	45,666,376	45,666,376	47,349,869	47,349,869
Basic and diluted – Class A Ordinary shares*	5,666,376	5,666,376	7,349,869	7,349,869
Basic and diluted – Class B Ordinary shares*	40,000,000	40,000,000	40,000,000	40,000,000

*	As of December 31, 2025, share reclassification was retroactively restated with effective date of March 24, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Statutory	Retained earnings	Accumulated Other Comprehensive income	Total Zhengye Biotechnology Holding Limited’s shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	(deficit)	(deficit)	equity	interests	Equity
Balance, December 31, 2022 (RMB)	5,666,376	1	40,000,000	7	203,150	27,565	65,774	-	296,497	60,370	356,867
Net income	-	-	-	-	-	-	31,457	-	31,457	6,052	37,509
Transfer to statutory reserve	-	-	-	-	-	3,746	(3,746)	-	-	-	-
Dividend	-	-	-	-	-	-	(55,104)	-	(55,104)	-	(55,104)
Balance, December 31, 2023 (RMB)	5,666,376	1	40,000,000	7	203,150	31,311	38,381	-	272,850	66,422	339,272
Net income	-	-	-	-	-	-	11,311	-	11,311	2,159	13,470
Transfer to statutory reserve	-	-	-	-	-	1,336	(1,336)	-	-	-	-
Dividend	-	-	-	-	-	-	(205)	-	(205)	-	(205)
Foreign Currency Translation Adjustment	-	-	-	-	-	-	-	3	3	-	3
Balance, December 31, 2024 (RMB)	5,666,376	1	40,000,000	7	203,150	32,647	48,151	3	283,959	68,581	352,540
Issuance of shares in initial public offering	1,725,000	-	-	-	37,602	-	-	-	37,602	-	37,602
Shareholders interest contribution	-	-	-	-	-	-	-	-	-	1,470	1,470
Net loss	-	-	-	-	-	-	(69,784)	-	(69,784)	(13,184)	(82,968)
Foreign Currency Translation Adjustment	-		-	-	-	-	-	(1,929)	(1,929)	-	(1,929)
Balance, December 31, 2025 (RMB)	7,391,376	1	40,000,000	7	240,752	32,647	(21,633)	(1,926)	249,848	56,867	306,715
Balance, December 31, 2025 (US$)	7,391,376	-	40,000,000	1	34,427	4,668	(3,099)	(275)	35,722	8,132	43,854

*	As of December 31, 2025, share reclassification was retroactively restated with effective date of March 24, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	37,509	13,470	(82,968)	(11,867)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	23,912	24,163	25,883	3,702
Amortization of operating lease right-of-use assets	-	-	72	10
Provision for (reversal of) credit losses	(3,714)	(1,782)	1,438	206
Impairment for inventory	10,026	5,962	12,801	1,831
Loss on disposal of property and equipment	187	174	-	-
Deferred tax expenses	541	924	11,095	1,587
Unrealized gains on short-term investments	-	(209)	(127)	(18)
Unrealized foreign exchange (gain) loss	-	(679)	312	45
Changes in operating assets and liabilities:
Notes receivable	8,310	(3,752)	20,962	2,998
Accounts receivable	31,044	16,345	39,709	5,678
Advance to suppliers	(619)	(7,677)	1,979	283
Inventories	(12,902)	(5,882)	6,252	894
Prepayments and other current assets	(563)	(1,283)	(23,306)	(3,333)
Other receivable-a related party	(738)	-	738	106
Operating leases liabilities	-	-	(108)	(15)
Accounts payable	(35,613)	(404)	(3,362)	(478)
Taxes payable	(7,702)	(229)	279	40
Contract liabilities	(715)	(400)	1,267	182
Accrued expense and other liabilities	(582)	2,698	417	60
Other payables – non-current	(197)	(393)	-	-
Net cash provided by operating activities	48,184	41,046	13,333	1,911

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to related party	-	-	(7,000)	(1,001)
Repayment of lending to related party	-	-	7,000	1,001
Purchase of short-term investments	(1,224)	-	-	-
Purchase of property, plant and equipment	(7,396)	(13,587)	(1,008)	(144)
Prepayment for purchase of intangible assets	(4,204)	(14,186)	(11,622)	(1,662)
Proceeds from disposal of property, plant and equipment	1,059	108	-	-
Net cash used in investing activities	(11,765)	(27,665)	(12,630)	(1,806)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	79,860	90,122	70,468	10,077
Repayment of loans	(54,890)	(92,860)	(82,562)	(11,806)
Repayment of related parties	-	-	(146)	(20)
Proceeds from related parties	-	146	-	-
Dividend payment to shareholders	(39,452)	(16,023)	-	-
Deferred IPO expenses	(4,497)	(3,514)	-	-
Proceeds from initial public offering	-	-	43,080	6,160
Shareholder contribution	-	-	1,470	210
Net cash provided by (used in) financing activities	(18,979)	(22,129)	32,310	4,621

Effect of exchange rate changes on cash	-	168	(1,285)	(190)
Net increase (decrease) in cash and restricted cash	17,440	(8,580)	31,728	4,536
Cash and restricted cash at beginning of year	9,746	27,186	18,606	2,661
Cash and restricted cash at end of year	27,186	18,606	50,334	7,197

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	4,423	3,985	3,356	480
Income taxes	10,486	116	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	2,345	8,633	1,101	157
Liabilities assumed in connection with purchase of intangible asset	-	-	3,602	515
Right of use assets obtained in exchange for operating lease obligation	-	-	541	77
Reclassification of IPO expenses into additional paid-in capital	-	-	8,663	1,239

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

Nature of operations

Zhengye Biotechnology Holding Limited (the “Company”) was incorporated in the Cayman Islands in March 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries principally focuses on the research, development, manufacture and sales of veterinary vaccines, with an emphasis on vaccines for livestock in the People’s Republic of China (the “PRC” or “China”).

Reorganization

In preparation for its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of Operating Entities. The Company was incorporated in connection with a reorganization of Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”). On April 3, 2023, the Company incorporated a wholly-owned subsidiary, VVAX Skyline Holdings Limited (“VVAX Skyline”), in the British Virgin Islands. On April 18, 2023, Peg Biotechnology (HK) Holding Limited (“Peg Biotechnology”) was incorporated in Hong Kong as a company with limited liability and as a wholly owned subsidiary of VVAX Skyline. On May 22, 2023, Peg Biotechnology incorporated a wholly-owned subsidiary, Hainan Senhan Biotechnology Co., Ltd. (“Hainan Senhan”) in the PRC. On May 30, 2023, VVAX Skyline acquired 100% of the equity interests in Windsor Holdings Co., Ltd. (“Windsor Holdings”) from its original shareholders. Windsor Holdings was incorporated in the British Virgin Islands.

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

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Company generated net loss of RMB82,968 (US$11,867) for the year ended December 31, 2025. Net cash provided by operating activities was RMB13,333 (US$1,911) for the year ended December 31, 2025. As of December 31, 2025, the Company had cash and restricted cash of RMB50,334 (US$7,197) and working capital of RMB16,944 (US$2,420).

The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Management may decide to enhance their liquidity position or increase their cash reserve for future operations and ongoing finance of short-term bank loans. Management believes that the amount of available cash balance as of December 31, 2025 and forecasted net cash flows for a period of one year after the issuance of the consolidated financial statements will be sufficient for the Company to satisfy its obligations and commitments when they become due. The accompanying consolidated financial statements have been prepared on the basis the Company will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, depreciable lives of property, plant and equipment and amortization lives of intangible asset, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, the valuation of derivative instruments, and the valuation allowance for deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere in the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in British Virgin Islands (“BVI”) and Hong Kong (“HK”) are United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss).

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

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB6.9931, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily consist of (i) investment in marketable securities and (ii) derivative assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts. The Company classifies the investment in marketable securities as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of marketable securities and changes in fair values of derivate assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts are included in unrealized gains on short-term investments in the consolidated statements of operations and comprehensive income (loss).

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

The Company’s policy for estimating credit losses also applies to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables are written off when they are determined to be uncollectible.

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

Prepayments and other assets, net

Prepayments and other assets consisted of security deposit, prepaid advertising and promotion expenses, prepaid financial consulting expenses, technology transfer license fees, and others. Prepayments and other assets are reviewed periodically to determine whether its carrying value has become impaired.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred IPO expenses

Incremental direct costs incurred by the Company and its subsidiaries attributable to its IPO of ordinary shares in the U.S. have been deferred and recorded in deferred offering expenses and upon the closing of the IPO. Deferred offering expenses of RMB8,663 (US$1,239) were reclassified to shareholders’ equity as a reduction from the proceeds of the offering. There are no deferred offering costs as of December 31, 2025.

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

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2024 and 2025 was nil.

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

Financial assets and liabilities of the Company primarily consist of cash, restricted cash, short-term investments, notes receivable, accounts receivable, other receivable - a related party, other receivables, accounts payable, short-term loans, amount due to related parties, accrued expenses, and other liabilities excluding payroll and welfare payables. As of December 31, 2024 and December 31, 2025, except for short-term investments, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature. The Company reports short-term investments at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income (loss). The Company determined that the carrying value of the long-term loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Investment in marketable equity security (i)	1,334	-	-	1,334
Derivative assets
Foreign currency swap contracts (ii)	-	95	-	95
Interest rate swap contracts (ii)	-	4	-	4
	1,334	99	-	1,433

	As of December 31, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Investment in marketable equity security (i)	1,480	-	-	1,480
Derivative assets
Foreign currency swap contracts (ii)	-	53	-	53
Interest rate swap contracts (ii)	-	27	-	27
	1,480	80	-	1,560

(i)	Jilin Zhengye had investment in common shares of Jiangxi Zhengbang Technology Co., Ltd. (“Zhengbang”), which is a public company listed on Shanghai Stock Exchange. The investment in Zhengbang with readily determinable fair value is measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ii)	Jilin Zhengye entered into foreign currency swap contracts and cross-currency interest rate swap contracts on November 28, 2024 with a commercial bank to (i) exchange its funds denominated in RMB for Japanese Yen (“JPY”) at a fixed exchange rate of 0.047840 with the notional amount of RMB20,222; and (ii) exchange the monthly floating rate interest payment denominated in JPY (see Note 12) for a fixed rate of 3.15% interest payment denominated in RMB. The foreign currency swap contracts and cross currency interest rate swap contracts will be terminated on November 24, 2025 and November 25, 2025, respectively. Jilin Zhengye determined the foreign currency swap contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are remeasured to fair value at each reporting date and the fair value of foreign currency swap contracts is based on market quotes for foreign currencies and interest rate swaps are based on market interest curves. As observable inputs are available for these derivatives, they have been classified in Level 2. Changes in the fair value of foreign currency swap derivative and interest rate swap derivative are recognized in the consolidated statements of operations and comprehensive income (loss) as unrealized gains on short-term investments.

Jilin Zhengye entered into foreign currency swap contracts and cross-currency interest rate swap contracts on November 7, 2025 with a commercial bank to (i) exchange its funds denominated in RMB for Japanese Yen (“JPY”) at a fixed exchange rate of 0.046410 with the notional amount of RMB10,568; and (ii) exchange the monthly floating rate interest payment denominated in JPY (see Note 12) for a fixed rate of 2.89% interest payment denominated in RMB. The foreign currency swap contracts and cross currency interest rate swap contracts will be terminated on November 5, 2026 and November 6, 2026, respectively. Jilin Zhengye determined the foreign currency swap contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are remeasured to fair value at each reporting date and the fair value of foreign currency swap contracts is based on market quotes for foreign currencies and interest rate swaps are based on market interest curves. As observable inputs are available for these derivatives, they have been classified in Level 2. Changes in the fair value of foreign currency swap derivative and interest rate swap derivative are recognized in the consolidated statements of operations and comprehensive income (loss) as unrealized gains on short-term investments.

The fair values of the foreign currency swap contracts and cross currency interest rate swap contracts are the estimated amount that the Company would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

The fair value of the Company’s foreign currency forward contracts and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates, respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates, and the credit risk of the counterparties or the Company also materially impact on the fair values of our swap agreements.

During the years ended December 31, 2024 and 2025, there were no transfers between levels of the fair value hierarchy.

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

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product category and distribution channel. See Note 17 for information regarding revenue disaggregation.

Contract assets and liabilities

The Company did not have contract assets as of December 31, 2024 and 2025, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations, such as sales rebate and payment received from customers before the Company’s products are delivered. Contract liabilities amounted to RMB3,885 and RMB3,485 (US$498) at the beginning of the year 2024 and 2025, respectively. Revenue included in the beginning balance of contract liabilities and recognized in the years ended December 31, 2024 and 2025 amounted to RMB3,007 and RMB2,731 (US$391), respectively.

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

Shipping and handling costs incurred to transport goods to customers are expensed in the periods incurred and are included in cost of revenues. The Company accounts for shipping and handling expenses as fulfillment costs because shipping and handling activities occur before the customers obtains control of the goods. Shipping and handling expenses amounted to RMB5,077, RMB5,924 and RMB3,712 (US$531) for the years ended December 31, 2023, 2024 and 2025, respectively.

Sales and marketing expenses

Sales and marketing expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses for sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to RMB2,542, RMB1,539 and RMB1,721 (US$246) for the years ended December 31, 2023, 2024 and 2025, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of production and procurement expenses related to research and development activities, technical expenses, payroll and related expenses for personnel engaged in research and development activities, depreciation and amortization of fixed assets which are used in research and development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization, which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Government subsidy

Government subsidy represents cash subsidies received from the PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “derivative assets” included in the short-term investments and the liability has been recognized as “derivative liabilities” on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contracts and interest rate swap contracts are recorded in unrealized gains on short-term investments in the Company’s consolidated statements of operations and comprehensive income (loss) but do not impact our cash flows.

Value-added taxes

Revenue is recognized net of VAT. VAT is based on gross sales price and the VAT rate applicable to the Company is 3% for the years ended December 31, 2023, 2024 and 2025. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income (loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

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

Noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Among them, 15.2439% of the noncontrolling interests of Jilin Zhengye is held by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% of the noncontrolling interests of Jilin Zhengye is held by Jilin Jinqiao Investment Co. Ltd., and 0.0001% of the noncontrolling interests of Jilin Zhengye is held by Yufen Liu. Additionally, Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”) is a subsidiary of Jilin Zhengye, in which Jilin Zhengye holds a 51% equity interests, with the remaining 49% noncontrolling interests held by Youjia Technology Consulting Services (Tianjin) Co., Ltd. Consolidated net income on the consolidated statements of operations and comprehensive income (loss) includes the net income attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2023, 2024 and 2025, the Company’s comprehensive income includes net income and foreign currency translation adjustment.

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

ROU assets represent the Company’s right to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The ROU of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The ROU assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

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

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented. For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of operations and comprehensive income (loss).

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

Concentration risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank, accounts receivable, and other receivables. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 49.0% of the Company’s total accounts receivable as of December 31, 2024, has been fully collected in 2025.

As of December 31, 2025, two clients accounted for 11.8% and 11.6% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2023, two clients accounted for 52.1% and 15.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one client accounted for 44.6% of the Company’s total revenues. For the year ended December 31, 2025, one client accounted for 13.7% of the Company’s total revenues.

As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable. As of December 31, 2025, one vendor accounted for 10.2% of the Company’s total accounts payable.

For the year ended December 31, 2023, no vendor accounted for above 10% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 14.2% of the Company’s total purchases. For the year ended December 31, 2025, two vendors accounted for 12.3% and 12.2% of the Company’s total purchases.

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

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation, and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered cost beneficial or relevant. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company will adopt the standard in its annual reporting for the fiscal year ended December 31, 2026. The adoption of the standard will result in expanded annual income tax disclosures, with no impact on the Company’s financial position or results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the impact ASU 2025-03 will have on its financial statement disclosures.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027, and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

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

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SHORT-TERM INVESTMENTS

Short term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Investment in marketable securities in Zhengbang (i)	1,334	1,480	212
Derivate assets (ii)	99	80	11
	1,433	1,560	223

(i)	For the years ended December 31, 2023, 2024 and 2025, the Company did not sell its investment in marketable securities in Zhengbang and recorded net unrealized loss of RMB9, gain of RMB110, gain of RMB146 (US$20), respectively, in the consolidated statements of operations and comprehensive income (loss).

(ii)	Jilin Zhengye entered into foreign currency swap contracts and cross currency interest rate swap contracts on November 28, 2024 and November 7, 2025 with a commercial bank (see Note 2 and Note 12). Jilin Zhengye determined the foreign currency forward contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date.

For the years ended December 31, 2024 and 2025, Jilin Zhengye recorded gain on fair value changes of RMB4 and RMB49 (US$7), respectively, from cross currency interest rate swap derivative instrument and recorded gain on fair value changes of RMB95 and RMB68 (US$10), respectively, from foreign currency forward derivative instrument.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for credit losses consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	76,437	36,519	5,222
Less: allowance for credit losses	(16,874)	(18,034)	(2,579)
Accounts receivable, net	59,563	18,485	2,643

An analysis of the allowance for credit losses was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	(18,616)	(16,874)	(2,413)
Reversal (provision)	1,742	(1,369)	(196)
Write-off	—	209	30
Balance at the end of the year	(16,874)	(18,034)	(2,579)

5. NOTES RECEIVABLE, NET

Notes receivable and the allowance for credit losses consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Notes receivable	25,592	-	-
Less: allowance for credit losses	-	-	-
Notes receivable, net	25,592	-	-

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Finished goods	17,737	13,542	1,937
Work in process	33,054	17,689	2,529
Raw materials	7,429	7,935	1,135
	58,220	39,166	5,601

During the years ended December 31, 2023, 2024 and 2025, the Company recorded inventory write-down of RMB10,026, RMB5,962 and RMB12,801 (US$1,831) for the obsolete inventories, respectively.

7. PREPAYMENT AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Security deposit	2,660	2,515	358
Prepaid advertising and promotion expenses(i)	-	9,091	1,300
Prepaid financial consulting expenses(i)	-	13,986	2,000
Prepaid legal expenses	-	315	45
Technology transfer license fee	18,100	7,000	1,001
Others	1,485	26	5
Prepayments and other assets	22,245	32,933	4,709
Less: other receivable- a related party	(738)	-	-
Less: long-term prepayments	(18,698)	(7,014)	(1,003)
Less: allowance for credit losses	(183)	(252)	(36)
Prepayments and other current assets, net	2,626	25,667	3,670

(i)	As the business was not carried out, these prepaid expenses were fully refunded on April 24, 2026.

An analysis of the allowance for credit losses was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	(223)	(183)	(26)
Reversal (provision)	40	(69)	(10)
Balance at the end of the year	(183)	(252)	(36)

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
At cost:
Buildings	205,425	217,137	31,050
Mechanical equipment	148,261	147,560	21,101
Motor vehicles	3,279	3,280	469
	356,965	367,977	52,620
Less: Accumulated depreciation	(111,553)	(131,775)	(18,844)
	245,412	236,202	33,776
Construction-in-progress	9,752	610	87
	255,164	236,812	33,863

For the year ended December 31, 2023, the Company disposed of fixed assets with a net carrying value of RMB807 and recorded a loss on the disposal of fixed assets of RMB187. For the year ended December 31, 2024, the Company disposed of fixed assets with a net carrying value of RMB281 and recorded a loss on the disposal of fixed assets of RMB174. For the year ended December 31, 2025, the Company had no disposals of fixed assets.

Depreciation expense was RMB20,239, RMB20,452 and RMB21,221 (US$3,035) for the years ended December 31, 2023, 2024 and 2025, respectively.

The carrying amounts of property, plant and equipment pledged by the Company to secure loans (Note 12) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Buildings	152,935	156,730	22,412

9. LAND USE RIGHTS, NET

The following table presents the Company’s land use rights as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Cost	12,860	12,860	1,839
Accumulated amortization	(4,930)	(5,187)	(742)
Land use rights, net	7,930	7,673	1,097

As of December 31, 2024 and 2025, the carrying amount of land use right were fully pledged to secure loans (Note 12).

Amortization expense was RMB258, RMB257 and RMB257 (US$37) for the years ended December 31, 2023, 2024 and 2025, respectively.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Purchased software	734	873	125
Patents obtained from Harbin Veterinary Research Institute	26,439	26,439	3,781
Patents obtained from China Agricultural University	3,300	3,300	472
Patents obtained from China Institute of Veterinary Drug Control	6,600	6,600	944
Patents obtained from Jiangsu Nannong High-Tech Co., Ltd.	7,200	7,200	1,030
Patents obtained from Nanjing Agricultural University	7,600	7,600	1,087
Patents obtained from others	14,311	50,811	7,266
Total cost	66,184	102,823	14,705

Less: Accumulated amortization of Purchased software	(485)	(603)	(89)
Accumulated amortization of Patents obtained from Harbin Veterinary Research Institute	(25,731)	(26,203)	(3,747)
Accumulated amortization of Patents obtained from China Agricultural University	(1,678)	(2,008)	(287)
Accumulated amortization of Patents obtained from China Institute of Veterinary Drug Control	(3,689)	(4,289)	(613)
Accumulated amortization of Patents obtained from Jiangsu Nannong High-Tech Co., Ltd.	(2,470)	(3,100)	(443)
Accumulated amortization of Patents obtained from Nanjing Agricultural University	(4,377)	(4,867)	(696)
Accumulated amortization of Patents obtained from others	(12,904)	(14,669)	(2,098)
Total accumulated amortization	(51,334)	(55,739)	(7,973)
Intangible assets, net	14,850	47,084	6,732

Amortization expense was RMB3,415, RMB3,454 and RMB4,405 (US$630) for the years ended December 31, 2023, 2024 and 2025, respectively.

During the years ended December 31, 2023, 2024 and 2025, the Company recorded impairment of intangible assets in the amount of nil.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2026	6,166	882
2027	5,769	825
2028	5,644	807
2029	5,443	778
2030	4,853	694
Thereafter	19,209	2,746
	47,084	6,732

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. LEASES

The Company has several operating leases for employee dormitory, garage and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2024 and 2025, supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Right-of-use assets, net	-	469	67
Operating lease liabilities - current	-	106	15
Operating lease liabilities - non-current	-	327	47
Total operating lease liabilities	-	433	62

Total operating lease expense for the year ended December 31, 2025 amounted to RMB85 (US$12).

Amortization of operating lease ROU assets amounted to RMB72 (US$10) for the year ended December 31, 2025.

Total rent expenses of short-term lease for the year ended December 31, 2025 amounted to RMB17 (US$2).

The weighted average remaining lease terms and discount rates for all of operating lease as of December 31, 2025 were as follows:

December 31, 2025
Weighted-average remaining lease term (years):
Operating lease	9.33 years

Weighted average discount rate:
Operating leases	4.0%

Twelve months ending December 31,	RMB	US$
2026	120	17
2027	38	5
2028	38	5
2029	38	5
2030	38	5
Thereafter	246	35
Total future minimum lease payments	518	72
Less: imputed interest	(85)	(10)
Present value of operating lease liabilities	433	62

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. LOANS

Outstanding balances of loans consist of the following:

	As of December 31,
	2024	2025
Industrial Bank Jilin Branch	RMB	RMB	US$
(1) Annual interest rate of 4.35%, from March 28, 2024 to March 25, 2025(i)	5,000	-	-
(2) Annual interest rate of 4.35%, from March 28, 2024 to March 25, 2025(i)	21,900	-	-
(3) Annual interest rate of 4.30%, from May 13, 2024 to May 12, 2025(i)	5,000	-	-
(4) Annual interest rate of 4.30%, from August 7, 2024 to August 1, 2025(i)	5,000	-	-
(5) Annual interest rate of 3.15%, from November 29, 2024 to November 25, 2025(i)	19,543	-	-
(6) Annual interest rate of 4.30%, from December 11, 2024 to December 10, 2025(i)	8,000	-	-
(7) Annual interest rate of 4.90%, from April 11, 2022 to April 10, 2025(i)	6,990	-	-
(8) Annual interest rate of 4.00%, from November 8, 2024 to November 5, 2027(i)	5,000	4,800	686
(9) Annual interest rate of 4.20%, from March 25, 2025 to March 23, 2026(i)	-	21,900	3,132
(10) Annual interest rate of 4.20%, from March 31, 2025 to March 30, 2026(i)	-	5,000	715
(11) Annual interest rate of 2.89%, from November 7, 2025 to November 6, 2026(i)	-	10,200	1,459
(12) Annual interest rate of 4.10%, from December 10, 2025 to December 9, 2026(i)	-	8,000	1,144
(13) Annual interest rate of 4.20%, from August 1, 2025 to July 31, 2028(i)	-	4,750	679
China Minsheng Bank Jilin Branch
(14) Annual interest rate of 3.85%, from January 8, 2024 to January 8, 2025(ii)	3,000	-	-
(15) Annual interest rate of 3.85%, from February 5, 2024 to February 5, 2025(ii)	2,010	-	-
(16) Annual interest rate of 3.85%, from September 9, 2024 to September 9, 2025(ii)	3,000	-	-
(17) Annual interest rate of 3.85%, from September 18, 2024 to September 18, 2025(ii)	1,990	-	-
(18) Annual interest rate of 3.85%, from February 6, 2025 to February 6, 2026 (ii)	-	3,000	429
(19) Annual interest rate of 3.85%, from February 21, 2025 to February 21, 2026(ii)	-	2,010	287
(20) Annual interest rate of 3.85%, from September 8, 2025 to September 8, 2026(ii)	-	4,990	714
Bank of Jilin
(21) Annual interest rate of 3.85%, from March 28, 2025 to March 24, 2026(ii)	-	10,000	1,430
Total	86,433	74,650	10,675
Less: Bank loans – current portion	(81,633)	(65,800)	(9,409)
Bank loans– non-current portion	4,800	8,850	1,266

(i)	The repayments were guaranteed by buildings and land use right.

(ii)	The repayments were guaranteed by Jilin Zhengye Group Co.,Ltd.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. LOANS (cont.)

In connection with borrowing of the JPY loan, the Company entered into foreign exchange swap contracts and cross-currency interest rate swap contracts with Industrial Bank with termination dates on November 24, 2025, November 25, 2025, November 5, 2026 and November 6, 2026, respectively, to run concurrently with the JPY Loan. The interest rates payable by the Company under the cross-currency interest rate swap contracts are fixed interest rates of 3.15% and 2.89% denominated in RMB and the Company is required to transfer the principal amount of the JPY loan at fixed exchange rate of 0.0478740 upon maturity in exchange for JPY422.7 million (or RMB20.2 million) and 0.046410 upon maturity in exchange for JPY227.7 million (or RMB10.6 million) under the foreign exchange swap contracts (see Note 2 and Note 3).

The weighted average short-term interest rate was 4.35%, 4.26% and 3.87% for the years ended December 31, 2023, 2024 and 2025, respectively. Interest expense for the years ended December 31, 2023, 2024 and 2025, amounted to RMB 4,423, RMB4,043 and RMB3,400 (US$486), respectively.

China Minsheng Bank Jilin Branch provided a working capital credit facility to the Company with a term from January 26, 2025 to January 25, 2026. Bank of Jilin provided a working capital credit facility to the Company with a term from March 25, 2025 to March 24, 2026. As of December 31, 2025, the Company’s unused working capital credit facility was nil.

As of December 31, 2025, the Company’s future long-term loan obligations according to the terms of the loan agreement are as follows:

	RMB	US$
2026	700	100
2027	5,100	729
Thereafter	3,750	537
	9,550	1,366

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Reimbursement payables	1,240	1,848	264
Deferred income	200	75	11
Social welfare payables	346	374	53
Deposit	99	497	71
Maintenance fee payables	455	272	39
Deferred IPO expenses	2,721	-	-
Others	556	397	57
	5,617	3,463	495

14. TAXATION

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

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. TAXATION (cont.)

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Jilin Zhengye renewed the HNTE tax status on October 28, 2025, which reduced its statutory income tax rate to 15% for the three years ended October 27, 2028. Both Hainan Senhan and Beijing Zhengye meet the criteria for small low-profit enterprises and are allowed to reduce its statutory income tax rate to 5% for the years ended December 31, 2024 and 2025.

Income tax expenses comprised of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Current	5,712	-	-	-
Deferred	541	924	11,095	1,587
	6,253	924	11,095	1,587

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2023, 2024 and 2025 applicable to the PRC operations to income tax expense were as follows:

	For the years ended December 31,
	2023	2024	2025
Statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(8.7)%	(10.1)%	(10.5)%
Effect of non-deductible expense	3.6%	2.6%	(0.8)%
Additional deduction for development and research expense	(5.6)%	(11.1)%	3.2%
Valuation allowance on deferred tax assets	-	-	(32.3)
Income tax expense	14.3%	6.4%	(15.4)%

The component of deferred tax assets are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets
Impairment of long-lived assets	7,611	8,658	1,238
Allowance for credit losses	2,558	2,743	392
Net operation loss	728	11,284	1,614
Others	226	499	71
Total deferred tax assets	11,123	23,184	3,315
Valuation allowance on deferred tax assets	-	(23,184)	(3,315)
Net off against deferred tax liabilities	(132)	-	-
Total net deferred tax assets	10,991	-	-

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. TAXATION (cont.)

The component of deferred tax assets liabilities:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax liabilities
Fair value change gain	132	104	15
Total deferred tax liabilities	132	104	15
Net off against deferred tax assets	(132)	-	-
Net deferred tax liabilities	-	104	15

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Company and its subsidiaries evaluate the potential realization of deferred tax assets on an entity-by-entity basis.

15. SHAREHOLDER’S EQUITY

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

Initial public offering

On January 8, 2025, the Company closed its IPO of 1,500,000 ordinary shares, par value $0.000025 per share. The ordinary shares were priced at $4.00 per share and approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ZYBT” on January 7, 2025. Additionally, the Company had granted the underwriter an option, exercisable within 45 days from the closing date of the IPO, to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover the over-allotment. On January 14, 2025, the underwriters exercised their option in full to purchase an additional 225,000 ordinary shares at a public offering price of $4.00 per ordinary share to cover over-allotments. Gross proceeds of the IPO, including the exercise of the over-allotment, totaled RMB50,588 (US$7,234), before deducting underwriting discounts and other related expenses. The net proceeds of this offering were approximately RMB43,683 (US$6,247). 47,391,376 ordinary shares were issued and outstanding as of December 31, 2025.

Share reclassification

On March 24, 2026, the shareholders of the Company adopted certain resolutions to approve a share reclassification. As a result, all of the issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company were re-designated and reclassified in the following manner (the “Share Reclassification”): (i) that 40,000,000 issued ordinary shares of a par value of US$0.000025 each held by Securingium Holding Limited were re-designated and reclassified as 40,000,000 Class B ordinary shares of a par value of US$0.000025 each; (ii) that each remaining issued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one issued Class A ordinary share of a par value of US$0.000025 each; (iii) that 60,000,000 authorized but unissued ordinary shares of a par value of US$0.000025 each were re-designated and reclassified as 60,000,000 authorized but unissued Class B ordinary shares of a par value of US$0.000025 each; (iv) that each remaining authorized but unissued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one authorized but unissued Class A ordinary share of a par value of US$0.000025 each; and (v) that, as a consequence of the Share Reclassification, the authorized share capital of the Company was altered from US$50,000 divided into 2,000,000,000 ordinary shares of a nominal or par value of US$0.000025 each, to US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, comprising (1) 1,900,000,000 Class A ordinary shares of a par value of US$0.000025 each and (2) 100,000,000 Class B ordinary shares of a par value of US$0.000025 each.

The above Share Reclassification is part of the Company’s recapitalization, which was accounted for on a retroactively basis as if the transaction occurred at the beginning of the period presented pursuant to ASC 260. All Class A ordinary shares and Class B ordinary shares and per share data for all periods have been retroactively restated accordingly.

Dividends

For the years ended December 31, 2023, 2024 and 2025, the Company declared cash dividends of RMB55,104, RMB205 and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, the Company actually paid dividends in cash of RMB39,452, RMB16,023 and nil, respectively.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. RESTRICTED NET ASSETS

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

	As of December 31,
	2024	2025
	RMB	RMB	US$
Additional paid-in-capital	203,150	203,150	29,050
Statutory reserve	32,647	32,647	4,668
	235,797	235,797	33,718

17. SEGMENT INFORMATION

The following table summarizes the revenues generated from different product categories for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Swine vaccines	188,919	157,789	90,143	12,890
Poultry vaccines	15,430	15,506	12,480	1,785
Other vaccines	7,302	13,061	13,739	1,964
	211,651	186,356	116,362	16,639

The following table summarizes the revenues generated from different distribution channels for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Direct sales channel	159,529	121,774	51,897	7,421
Distribution network	49,623	59,854	61,501	8,795
Government tender and procurement	2,499	4,728	2,964	423
	211,651	186,356	116,362	16,639

18. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, the operating entity sold a motor vehicle to Beijing Hanzhenyuan international hotel Co., Ltd. (“Beijing Hanzhenyuan”), a company controlled by a shareholder of the Company, with a net carrying value of RMB738, and recorded loss on sale of fixed assets of RMB85. As of December 31, 2023 and 2024, the amount due from Beijing Hanzhenyuan was RMB738 and RMB738, which was fully collected subsequently on March 17, 2025.

For the year ended December 31, 2024, the Company obtained a working capital loan from Jiahe Developments Limited, which is controlled Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the directors of the Company, in the amount of RMB146 (US$20). As of December 31, 2024, the amount due to Jiahe Developments Limited was RMB146 (US$20), which was fully repaid on January 27, 2025.

For the years ended December 31, 2023, 2024 and 2025, the operating entity purchased goods from Jilin Huazheng Agriculture and Animal Husbandry Development Co., Ltd. (“Jilin Huazheng”), which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB127, RMB119 and RMB127 (US$18), respectively.

For the year ended December 31, 2025, the operating entity provided a working capital loan to Jinlin Huazheng, in the amount of RMB7,000 (US$1,001), which was fully repaid on June 30, 2025.

For the year ended December 31, 2025, the operating entity purchased venue and catering services from Beijing Hanzhenyuan, which is controlled by a shareholder of the Company, in the amount of RMB746 (US$107).

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no significant capital expenditure commitment as of December 31, 2024 and 2025.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Contractual obligations

The Company’s material cash requirements as of December 31, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term loans.

The following table sets forth the Company’s contractual obligations and commercial commitments as of December 31, 2025.

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease commitments	433	106	52	56	219
Long-term loans	9,550	700	8,850	-	-
Short-term loans	65,100	65,100	-	-	-
Total	75,083	65,906	8,902	56	219

20. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2025 up through April 28, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Share Reclassification and Share Consolidation

On March 24, 2026, the shareholders of the Company adopted certain resolutions in the annual general meeting of shareholders to approve the Share Reclassification and share consolidation.

Following the shareholders’ approval, all of the issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company were re-designated and reclassified in the following manner: (i) that 40,000,000 issued ordinary shares of a par value of US$0.000025 each held by Securingium Holding Limited were re-designated and reclassified as 40,000,000 Class B Ordinary Shares of a par value of US$0.000025 each; (ii) that each remaining issued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one issued Class A Ordinary Share of a par value of US$0.000025 each; (iii) that 60,000,000 authorized but unissued ordinary shares of a par value of US$0.000025 each were re-designated and reclassified as 60,000,000 authorized but unissued Class B Ordinary Shares of a par value of US$0.000025 each; (iv) that each remaining authorized but unissued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one authorized but unissued Class A Ordinary Share of a par value of US$0.000025 each; and (v) that, as a consequence of the Share Reclassification, the authorized share capital of the Company be altered from US$50,000 divided into 2,000,000,000 ordinary shares of a nominal or par value of US$0.000025 each, to US$50,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.000025 each, comprising (1) 1,900,000,000 Class A Ordinary Shares of a par value of US$0.000025 each and (2) 100,000,000 Class B Ordinary Shares of a par value of US$0.000025 each.

In addition, the board of directors of the Company was authorized and delegated to, by resolution of directors, consolidate all of issued and unissued Ordinary Shares of a par value of US$0.000025 each in the capital of the Company into ordinary shares of a par value of US$0.0005 each at a ratio of twenty (20)-for-one (1) (the “Share Consolidation”) whereby each 20 issued Ordinary Shares of a par value of US$0.000025 each be consolidated into one issued ordinary share of a par value of US$0.0005 each and each 20 authorized but unissued Ordinary Shares of a par value of US$0.000025 each be consolidated into one authorized but unissued ordinary share of a par value of US$0.0005 each. Following such Share Consolidation, the authorized share capital of the Company will be altered from US$50,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.000025 each, comprising (i) 1,900,000,000 Class A Ordinary Shares of a par value of US$0.000025 each and (ii) 100,000,000 Class B ordinary Shares of a par value of US$0.000025 each, to US$50,000 divided into 100,000,000 ordinary shares of a par value of US$0.0005 each, comprising (i) 95,000,000 Class A ordinary shares of a par value of US$0.0005 each and (ii) 5,000,000 Class B ordinary shares of a par value of US$0.0005 each. The Share Consolidation is subject to the approval of the Board of Directors, which may, in its sole discretion, determine the exact effective time.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20. SUBSEQUENT EVENTS (cont.)

Bank Loans

On January 7, 2026, Jilin Zhengye entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB4,990 (US$714) with a term from January 7, 2026 to January 6, 2027, at a fixed interest rate of 4.10%.

On January 7, 2026, Jilin Zhengye entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB5,010 (US$716) with a term from January 7, 2026 to January 6, 2027, at a fixed interest rate of 4.10%.

On February 9, 2026, Jilin Zhengye entered into a loan agreement with China Minsheng Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB3,000 (US$429) with a term from February 9, 2026 to February 9, 2027, at a fixed interest rate of 3.50%.

On March 6, 2026, Jilin Zhengye entered into a loan agreement with China Minsheng Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB2,010 (US$287) with a term from March 6, 2026 to March 6, 2027, at a fixed interest rate of 3.50%.

On March 17, 2026, Jilin Zhengye entered into a loan agreement with Bank of Jilin, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB9,900 (US$1,416) with a term from March 23, 2026 to March 16, 2027, at a fixed interest rate of 3.50%.

On March 19, 2026, Jilin Zhengye entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB21,900 (US$3,132) with a term from March 23, 2026 to March 22, 2027, at a fixed interest rate of 4.20%.

On January 8, 2026, Jilin Zhengye followed the loan agreement and repaid RMB3,000 (US$429) to China Minsheng Bank Jilin Branch with an interest rate of 3.85%.

On January 8, 2026, Jilin Zhengye followed the loan agreement and repaid RMB2,010 (US$287) to China Minsheng Bank Jilin Branch with an interest rate of 3.85%.

On March 10, 2026, Jilin Zhengye followed the loan agreement and repaid RMB5,000 (US$715) to Industrial Bank Jilin Branch with an interest rate of 4.20%.

On March 21, 2026, Jilin Zhengye followed the loan agreement and repaid RMB100 (US$14) to Industrial Bank Jilin Branch with a fixed interest rate 4.00%.

On March 23, 2026, Jilin Zhengye followed the loan agreement and repaid RMB21,900 (US$3,132) to Industrial Bank Jilin Branch with an interest rate of 4.20%.

On March 23, 2026, Jilin Zhengye followed the loan agreement and repaid RMB10,000 (US$1,430) to Bank of Jilin with an interest rate of 3.85%.

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

As mentioned in Note 15, effective June 6, 2024, with the approval of the shareholders, the Company executed a forward stock split of its issued and unissued ordinary shares at a ratio of four-for-one. Each of the pre-split shares with a par value of $0.0001 has been converted into four post-split shares with a par value of $0.000025 per share. As a result of the stock split, the authorized share capital of the Company has become 2,000,000,000 shares with a par value of $0.000025 per share.

On March 24, 2026, the shareholders of the Company adopted certain resolutions to approve the Share Reclassification. As a result, all of the issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company were re-designated and reclassified in the following manner: (i) that 40,000,000 issued ordinary shares of a par value of US$0.000025 each held by Securingium Holding Limited were re-designated and reclassified as 40,000,000 Class B ordinary shares of a par value of US$0.000025 each; (ii) that each remaining issued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one issued Class A ordinary share of a par value of US$0.000025 each; (iii) that 60,000,000 authorized but unissued ordinary shares of a par value of US$0.000025 each were re-designated and reclassified as 60,000,000 authorized but unissued Class B ordinary shares of a par value of US$0.000025 each; (iv) that each remaining authorized but unissued ordinary share of a par value of US$0.000025 each was re-designated and reclassified as one authorized but unissued Class A ordinary share of a par value of US$0.000025 each; and (v) that, as a consequence of the Share Reclassification, the authorized share capital of the Company was altered from US$50,000 divided into 2,000,000,000 ordinary shares of a nominal or par value of US$0.000025 each, to US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, comprising (1) 1,900,000,000 Class A ordinary shares of a par value of US$0.000025 each and (2) 100,000,000 Class B ordinary shares of a par value of US$0.000025 each. The above Share Reclassification is part of the Company’s recapitalization, which was accounted for on a retroactively basis as if the transaction occurred at the beginning of the period presented pursuant to ASC 260. All Class A ordinary shares and Class B ordinary shares and per share data for all periods have been retroactively restated accordingly.

Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash	153	15,627	2,235
Total current assets	153	15,627	2,235

Non-current assets:
Investment in subsidiaries	283,952	216,526	30,957
Other receivables	-	23,392	3,345
Deferred IPO expenses	2,571	-	-
Total non-current assets	286,523	239,918	34,302
Total assets	286,676	255,545	36,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	-	130	19
Accrued expenses and other liabilities	2,571	-	-
Amount due to related parties	146	-	-
Due to subsidiaries	-	5,567	796
Total liabilities	2,717	5,697	815

Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares (US$0.000025 par value; 1,900,000,000 shares authorized; 5,666,376 and 7,391,376 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1	-
Class B ordinary shares (US$0.000025 par value; 100,000,000 shares authorized; 40,000,000 and 40,000,000shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	7	7	1
Additional paid-in capital	203,150	240,752	34,427
Statutory reserve	32,647	32,647	4,668
Retained earnings (deficit)	48,151	(21,633)	(3,099)
Accumulated other comprehensive income	3	(1,926)	(275)
Total shareholders’ equity	283,959	249,848	35,722
Total liabilities and shareholders’ equity	286,676	255,545	36,537

*	As of December 31, 2025, share reclassification was retroactively restated with effective date of March 24, 2026.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Comprehensive Income (loss)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	-	(2)	(2,358)	(339)
Operating income
Share of income of subsidiaries	31,457	11,313	(67,426)	(9,643)
Net income	31,457	11,311	(69,784)	(9,982)
Other comprehensive income (loss)
Foreign currency translation adjustment	—	3	(1,929)	(275)
Total comprehensive income (loss)	31,457	11,314	(71,713)	(10,257)

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	31,457	11,311	(69,784)	(9,982)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amount due to subsidiary	-	-	90	13
Other receivables	-	-	(23,393)	(3,345)
Accounts payable	-	-	130	19
Accrued expenses and other liabilities	-	2,571	-	-
Amount due to related parties	-	146	(146)	(20)
Equity in of subsidiaries	(31,457)	(11,313)	67,426	9,643
Net cash provided by (used in) operating activities	-	2,715	(25,677)	(3,672)

Cash flows from financing activities:
Proceeds from shareholder	9	-	43,080	6,160
Deferred IPO expenses	-	(2,571)	-	-
Net cash used in (provided by) financing activities	9	(2,571)	43,080	6,160

Effect of exchange rate changes on cash	-	-	(1,929)	(275)
Net increase in cash	9	144	15,474	2,213
Cash, beginning of year	-	9	153	22
Cash, end of year	9	153	15,627	2,235